SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

DFS    –  Capital Management Department

DFSI  – Investor Relations Division invest@eletrobras.com.br

www.eletrobras.com

Marketletter – December 2009

ELETROBRAS’ PERFORMANCE DURING THE FOURTH QUARTER 2009

E

 letrobras registered in 2009 a net income of R$ 170.5 million, equivalent to R$ 0.15 per share, while in 2008 we registered an income of R$ 6,136.5 million, equivalent to R$ 5.42 per share . The result of 2009 corresponds to a Return on Shareholders’ Equity of 0.2% in comparison to 7.2% the previous year.

In the 4th quarter of 2009 Eletrobras registered a net income of R$1,706.2 million, equivalent to R$ 1.51 per share, whereas in the same period of the previous year the Company registered an income of R$ 3,038.4 million, equivalent to R$ 2.68 per share.

Evolution of the Quarter Results – R$ million

                                         2009                                                                                              2008

1. Shareholders Remuneration

The company’s bylaws determine as required minimum dividend  25% of the net income, adjusted to the terms of the corporate  legislation, respecting the minimum remuneration for the preferred shares class A and B, of 8% and 6%, respectively, from the share capital relating to these kinds and classes of shares.

Stated below are the adjusted net income and the amount of the required minimum dividend, according to applicable legislation, as well as the amount of the remuneration proposed to shareholders, to be approved by the Stockholders Meeting:

	R$ thousand
	Parent Company
	2009	2008
Net Income in the year	170,526	6,136,497
Legal Reserve	(8,526)	(306,825)
Adjusted Net Income	161,990	5,829,672

Required minimum dividend - 25%	40,500	1,457,418
Remuneration proposed to the shareholders as Interest on Own Capital
Common shares	370,755	1,343,855
Preferred Shares class A	319	319
Preferred shares class B	370,435	371,080
	741,509	1,715,254

In 2009, Eletrobras registered as integral remuneration to the shareholders, interest on capital – JCP in the amount of 741,509, added to the dividends of that year, in accordance with the applicable legislation. The  remuneration per share was as follows:

Remuneration per share  - Reais

	2009	2008
Common shares – 1.7735% of capital (2008 – 6.4283%)	0,41	1,48
Preferred Shares "A"- 9.4118% of capital (2007 – 9.4118%)	2,17	2,17
Preferred Shares "B"- 7.0588% of capital (2007 – 7.0588%)	1,63	1,63

Marketletter – December 2009

2. The Eletrobras System

2.1  Operations with electric energy

R$ thousand

	Parent Company		Consolidated
	12/31/2009	12/31/2008	12/31/2009	12/31/2008
Supply	-	-	5,872,478	5,695,688
Gross Supply	-	-	9,347,866	9,372,059
Transmission	-	-	4.784.697	4,334,236
Trade CCEE – short term energy	1,847,673	1,482,052	2,240,087	2,603,780
Relending of ITAIPU energy	6,446,513	5,777,524	6,446,513	5,777,524
Regulatory Asset –Itaipu Energy Trade	(1,586,388)	3,666,637	(1,586,388)	3,666,637
Other	2,974	840	(6,160)	840
	6,710,772	10,927,053	27,099,094	31,450,764

2.2 Consolidated Financial Statement

The Consolidated Financial Statements showed the following evolution:

Consolidated - R$ Million
	2009	2008	Variation
Operating Income	27,652.5	30,388.6	-9.0%
Operating Expenses	23,004.4	24,530.7	-6.2%
Income before the Financial Result	4,648.1	5,857.9	-20.7%
Financial Result	-5,273.9	3,383.8	-255.9%
Net Income	170.5	6,136.5	-97.2%
Net Income per Share	R$ 0.2	R$ 5.4	-97.2%
Market Value	40.100,3	28.929,3	38,6%
Operating Margin (%)	16.8%	19.3%	-2.5 p.p.
Net Margin (%)	0.6%	20.2%	-19.6 p.p.

Operating Margin = Operating Income / Operating Revenue

Net Margin = Net Income / Operating Revenue

pp = percentage points

   The market value does not reflect the price of the shares ex-dividend adjustment, made on February 01, 2010

2.3 Evolution of Ebitda

The sum of the Ebitdas of our subsidiaries of generation and transmission electric energy  in 2009 totaled R$ 5,188 million, 5.4 % higher than the value earned during the same period of 2008 which was R$ 6,233 million.

Marketletter – December 2009

Furnas showed a decrease of 18.32%, going from R$ 1,546 million to R$ 1,263 million. Chesf decreased 38.18%, from R$ 2,819 million to R$ 1,799 million.

Eletronorte, which supplies the Brazilian isolated system, showed an increase of 185.56%, changing from R$ 382 million in 2008 to R$ 1,091 million in 2009. Eletrosul showed, in 2009, an Ebitda of R$ 450 million, 8.86% higher than the amount of R$ 413 million registered in 2008. Eletronuclear registered an increase of30.20%, from R$ 491 million in 2008 to R$ 639 million in 2009, while CGTEE registered a increase of 66.62%, from R$ (156) million to R$ 53 million.

The value of Ebitda verified for each company of the Eletrobras System is stated after the Financial Statements of each company.

3. Eletrobras Shareholding Participations

The results obtained by the companies invested by Eletrobras had a positive impact on the Company result in 2009 in the amount of R$ 2,728 million, deriving from the evaluation of the shareholding investments, as shown below:

R$ thousand

	Parent Company		Consolidated
	31/12/2009	31/12/2008	31/12/2009	31/12/2008
Investments in controlled companies
Equity Method	1,171,256	(236,157)	-	-
Capital Income - ITAIPU	47,838	36,157	47,838	36,157
	1,219,094	(200,000)	47,838	36,157
Investments in affiliates
Equity Method	1,253,512	464,267	1,253,512	464,267
Interest on Own Capital	124,282	96,341	124,282	96,341
	1,377,794	560,608	1,377,794	560,608
Other investments
Interest on Own Capital	13,592	14,171	13,592	14,171
Dividends	103,868	88,643	103,868	88,643
Investment remuneration in partnerships	13,607	(80,623)	51,647	(34,046)
	131,067	22,191	169,107	68,768
	2,727,955	382,799	1,594,740	665,533

Regarding the Equity Investment in Affiliates, the invested company CEEE (currently CEEE-D and CEEE-GT) filed in March 1993 with an ordinary lawsuit against the Federal Government, requesting the recognition of the “Account of results to be compensated – CRC”, relating to certain expenses resulting from the cost of service from 1981 to 1993, whose favorable decision became final in the Supreme Court, on March 31, 2009.

Such decision was granted the right of the Concessionaire to register service costs for adjustments in the “Account of results to be compensated – CRC” and “National Reserve  of Compensation and Remuneration – Rencor”.

As per the court decision of November 2009, the calculation of the values was determined as provided in Law 8631/1993, as amended by Law No. 8724/1993. Based on the final decision and, supported by legal advice and with values calculated by expert assessment, the mentioned company recorded a corresponding asset, at face value, with a counterpart in the result of 2009 as per  the ninth paragraph of the seventh article of Law 8631/1993.

Due to our shareholder participation, a revenue of R$ 765 million calculated by their present value, considering the maturity of the concessions of CEEE-D and CEEE-GT, both ending in 2015 was recognized by Eletrobras.

CCC Reimbursement – Isolated System

With the advent of the Law 12111/2009 the methodology of subvention of the isolated systems was changed. The CCC subvention, which in the past only subsidized fuel costs will now refund the amount equal to the difference between the total cost of electricity and the valuation of the corresponding quantity of electricity at the average power and energy sold in the Regulated Environment - ACR of the National Interconnected System - SIN.

The values calculated and recorded by the Company in fiscal year of 2009, totalized R$ 435.385 thousand, recorded in the Current Assets with a counterpart in the amount of R$ 225.611 thousand recorded in the Non-Current Liabilities and the remainder filed as income.

4 –  Financial Result

The devaluation of the Real compared to the US$ dollar and the fact that Eletrobras holds relevant part of its receivables (net of obligations) – R$ 9,772,5 million (US$ 5,612.5 million) – indexed to foreign currencies, mainly to the US$ dollar, produced a negative effect on the Company’s result in 2009  when it registered a net expense of R$ 4, 618.2 million deriving from the currency variation. In the previous year a net income in the amount of R$ 4,297.1 million was registered.

Relating to the monetary variations derived from the variation of the internal indices, in 2009, the Company recorded a gain of R$ 175.5 million, against a gain of R$ 997.8 million in 2008, as shown below:

	R$ thousand
	Parent Company		Consolidated
	31/12/2009	31/12/2008	31/12/2009	31/12/2008
Financial Revenues (Expenses)
Revenue from Interest, commissions and taxes	3,884,310	3,568,780	1,037,626	1,199,439
Debt Charges	(643,592)	(479,655)	(1,686,761)	(1,442,159)
Charges on shareholders’ remuneration	(1,422,982)	(1,576,023)	(1,467,632)	(1,599,504)
Revenues from financial applications	1,147,357	959,344	1,416,513	1,160,571
Other revenues (expenses)	110,189	30,068	(929,009)	113,007
	3,075,282	2,502,514	(1,629,263)	(568,646)
Net monetary and currency variation
Net monetary variation	175,509	997,786	334,699	320,223
Net currency variation	(4,618,216)	4,297,123	(3,979,338)	3,632,191
	(4,442,707)	5,294,909	(3,644,639)	3,952,414
	(1,367,425)	7,797,423	(5,273,903)	3,383,768

Marketletter – December 2009

On December 31, 2008, subsidiaries Furnas and Eletronuclear maintained the registered amount of R$ 904,202 (December 31, 2007 – R$ 987,728thousand), presented in the asset. During the year of 2009, alterations were made in the administration of the Real Grandeza Foundation,  in accordance with its regulation, aiming at determining the necessary actions to make possible a new management between the sponsors and the Fund. As  a result “The Sustainability of the New Management of Real Grandeza”  was established.

The actions follow the established by the Counselling for Complementary Management of Social Welfare, by means of Resolution CGPC nº 26/2008, in relation to the procedures for the revision of the benefit plans.

In addition, there is, as well, the allocation of resources for the health plan for the sponsors’ employees, aiming at maintaining the financial and economic actuarial balance.

Due to the uncertainty in relation to the result deriving from the scenario changes within the “Project of Sustainability of the New Management of Real Grandeza”, Furnas and Eletronuclear decided to revert the provisioned amount as “Actuarial Asset” until then the effects of the future economic and actuarial evaluations can be measured in their Accounting Statements, which will take place when all the foreseen and allocated studies of the sponsors and the Real Grandeza are ended.

The main indices of the financing contracts and of onlendings showed the following variations in the periods:

Dollar and IGPM variation

2009	2008

                                                                         IGP-M                            US Dollar

4.1  – Financing Receivable

By the end of 2008, the Company held 809 contracts of loans and financings granted, totaling R$ 28,717,335 thousand (December 31, 2008 – R$ 42,234,271 thousand), as per table below:

Marketletter – December 2009

Currency	US$ thousand (equivalent) (equivalentes)%		R$ thousand
US$ dollar	8,224,463	49,87	14,320,436
IGP-M	3,087,772	18.72	5,376,429
Real	4,862,394	29.48	8,466,400
Yen	233,048	1.41	405,783
EURO	85,163	0.52	148,285
Total	16,492,840	100.00	28,717,333

	Parent Company
	12/31/2009				12/31/2008
	Current		Principal		Current		Principal
	Charges			Non	Charges			Non
	Average Rate	Value	Current	Current	Average Rate	Value	Current	Current

Controlled co’s and controlled as a whole
FURNAS	7.58%	7,246	512,610	821,835	10.00%	8,082	78,073	1,091,846
CHESF	8.75%	-	102,921	150,876	11.47%	31,575	440,873	2,988,359
ELETROSUL	7.46%	6,389	97,681	566,020	7.56%	1,168	77,274	513,719
ELETRONORTE	13.07%	10,235	224,254	3,223,741	13.57%	15,500	231,349	7,342,566
ELETRONUCLEAR	11.73%	1,682	69,987	3,042,036	12.69%	2,176	64,870	2,835,655
CGTEE	2.54%	538	62,361	719,292	6.39%	816	-	574,138
CEAL	6.61%	-	-	117,409	10.49%	-	140,254	589,101
CERON	8.45%	752	-	98,859	12.57%	3,435	39,874	303,656
CEPISA	9.39%	561	-	315,330	11.43%	1,472	53,617	396,735
ELETROACRE	7.39%	-	2,352	22,366	12.03%	984	84,663	348,331
AMAZONAS	7.95%	2,296	-	363,337	11.02%	351	9,557	30,161
ITAIPU	7.08%	-	1,143,039	11,826,932	7.07%	-	60,944	18,355,581
		29,700	2,215,204	21,268,033		65,559	1,281,348	35,369,848
Others

CEMIG	6.22%	222	57,735	343,741	6.76%	2,457	63,022	403,565
COPEL	8.39%	14	6,126	88,512	10.21%	429	4,548	67,142
CEEE	8.01%	135	1,604	20,033	9.33%	172	66,693	30,085
DUKE	10.00%	2,049	126,593	362,530	10.00%	2,375	168,691	439,233
AES TIETÊ	10.00%	4,048	250,123	716,276	10.00%	4,819	224,659	982,694
AES ELETROPAULO	10.48%	286,780	108,062	513	10.01%	274,406	117,931	-
TRACTBEL	12.00%	435	32,711	10,796	12.00%	707	29,611	41,114
CELPE	6.00%	961	16,976	62,286	6.00%	867	17,173	77,957
CEMAR	5.94%	-	30,225	363,860	5.09%	1,154	26,352	317,532
CESP	9.36%	1,067	30,778	201,823	9.36%	1,165	28,121	235,273
OUTRAS	-	112,443	417,678	1,739,495	-	100,658	331,872	1,572,714
( - ) PCLD	-	(82,257)	(109,975)	-	-	(58,221)	(59,454)	-
		325,896	968,636	3,909,865		330,988	1,019,219	4,167,309

T O T A L		355,596	3,183,840	25,177,898		396,547	2,300,567	39,537,157

	CONSOLIDATED
	12/31/2009				12/31/2008
	Current		Principal		Current		Principal
	Charges			Non	Charges			Non
	Average Rate	Value	Current	Current	Average Rate	Value	Current	Current

Controlled co’s and controlled as a whole
Furnas	-	-	-	-	-	-	-	-
Chesf	-	-	-	-	-	-	-	-
Eletrosul	-	-	-	-	-	-	-	-
Eletronorte	-	-	-	-	-	-	-	-
Eletropar	-	-	-	-	-	-	-	-
Eletronuclear	-	-	-	-	-	-	-	-
Cgtee	-	-	-	-	-	-	-	-
Ceal	-	-	-	-	-	-	-	-
Ceron	-	-	-	-	-	-	-	-
Cepisa	-	-	-	-	-	-	-	-
Eletroacre	-	-	-	-	-	-	-	-
Amazonas	-	-	-	-	-	-	-	-
Itaipu	-	-	571,519	5,913,466	-	-	30,472	9,177,791
		-	571,519	5,913,466		-	30,472	9,177,791
Others
Cemig	6.22%	222	57,735	343,741	6.76%	2,457	63,022	403,565
Copel	8.39%	14	6,126	88,512	8.39%	429	4,548	67,142
Ceee	8.01%	135	1,604	20,033	9.33%	172	66,693	30,085
Duke	10.00%	2,049	126,593	362,530	10.00%	2,375	168,691	439,233
Aes Tietê	10.00%	4,048	250,123	716,276	10.00%	4,819	224,659	982,694
Aes Eletropaulo	10.48%	286,780	108,062	513	9.30%	274,406	117,931	-
Tractbel	12.00%	435	32,711	10,796	12.00%	707	29,611	41,114
Celpe	6.00%	961	16,976	62,286	4.44%	867	17,173	77,957
Cemar	5.94%	-	30,225	363,860	6.07%	1,154	26,352	317,532
Cesp	9.36%	1,067	30,778	201,823	9.33%	1,165	28,121	235,273
Outras	-	112,820	474,116	1,752,576	-	101,821	443,301	1,695,257
( - ) Pcld	-	(82,257)	(109,975)	-	-	(58,221)	(59,454)	-
		326,273	1,025,074	3,922,946		332,151	1,130,648	4,289,852
T O T A L		326,273	1,596,593	9,836,412		332,151	1,161,120	13,467,643

Marketletter – December 2009

The long term installment of loans and financing granted using sector as well as own resources, including onlendings, have the following maturities:

	2011	2012	2013	2014	2015	Since 2015	TOTAL
Parent Company	1.350.632	1.271.209	1.178.595	1.068.298	986.883	19.322.281	25.177.898
Consolidated	527.660	496.632	460.449	417.359	385.552	7.548.760	9.836.412

4.2  –  Financing Payable

Eletrobras ended 2009 with 12 liability contracts, in loans, financing and bonds, which totaled R$ 5.101.994 (December 31, 2008 - R$ 4.158.111), as shown below:

Currency	US$ (equivalent)%		R$
US Dollar	2,641,947	90.16%	4,600,158
EURO	85,713	2.93%	149,243
Yen	202,500	6.91%	352,593
Total	2,930,160	100.00	5,101,994

	PARENT COMPANY
	12/31/2009				12/31/2008
	Charges		Principal		Charges		Principal
	Current			Non	Current			Non
	Average Rate	Value	Current	Current	Average Rate	Value	Current	Current

FOREIGN CURRENCY
Financial Institutions
Interamerican Development Bank - IDB	5.32%	3,659	32,397	242,977	5.32%	5,489	43,482	369,600
Corporación Andina de Fomento - CAF	3.97%	22,040	-	1,205,446	4.76%	10,340	-	1,635,900
Kreditanstalt fur Wiederaufbau - KFW	3.87%	183	23,811	52,205	5.73%	202	31,349	95,514
Dresdner Bank	6.25%	775	23,810	48,458	6.25%	259	31,349	95,513
Eximbank	2.15%	1,654	41,288	309,651	2.15%	2,544	56,822	482,981
Other		15,263	1,759	749,653		2,510	2,487	585,322
		43,575	123,065	2,608,389		21,344	165,489	3,264,830
Bonds
Bonds - Dresdner Bank	7.75%	3,984	-	522,360	7.75%	5,347	-	701,100
Bônds - Credit Suisse	6.87%	59,421	-	1,741,200		-	-	-
		63,405	-	2,263,560		5,347	-	701,100
Other
National Treasury - ITAIPU		-	-	-		-		-
		-	-	-		-	-	-

		106,980	123,065	4,871,949		26,691	165,489	3,965,930

LOCAL CURRENCY
Fundo de Investimento em Direitos Creditórios		-	-	-		-	-	-
Other		-	-	-		-	-	-
		-	-	-		-	-	-

		106,980	123,065	4,871,949		26,691	165,489	3,965,930

Marketletter – December 2009

	CONSOLIDATED
	12/31/2009				12/31/2008
	Charges		Principal		Charges		Principal
	Current			Non	Current			Non
	Average Rate	Value	Current	Current	Average Rate	Value	Current	Current

FOREIGN CURRENCY
Financial Institutions
Interamerican Development Bank - IDB	5.32%	3,659	32,397	242,977	5.32%	5,489	43,482	369,600
Corporación Andino de Fomento - CAF	3.97%	22,040	-	1,205,446	4.76%	10,340	-	1,635,900
Kreditanstalt fur Wiederaufbau - KFW	3.87%	183	23,811	52,205	5.73%	376	59,698	95,514
Dresdner Bank	6.25%	775	23,810	48,458	6.25%	331	45,110	95,513
Eximbank	2.15%	1,654	41,288	309,651	2.15%	2,544	56,823	482,981
Other		15,489	3,942	761,549		3,466	19,374	502,328
		43,801	125,248	2,620,285		22,546	224,487	3,181,836
Bonds
Bonds - Dresdner Bank	7.75%	3,984	-	522,360	7.75%	5,347	-	701,100
Bonds - Credit Suisse	6.87%	59,421	-	1,741,200
		63,405	-	2,263,560		5,347	-	701,100
Other
National Treasury - ITAIPU		3,342	344,448	8,701,253		5,698	941,908	11,655,965
		3,342	344,448	8,701,253		5,698	941,908	11,655,965

		110,548	469,696	13,585,098		33,591	1,166,395	15,538,901

LOCAL CURRENCY
Fundo de Investimento em Direitos Creditórios		-	71,671	-			224,977	86,930
Other		52,517	294,192	3,206,020		52,114	237,534	2,671,731
		52,517	365,863	3,206,020		52,114	462,511	2,758,661

		163,065	835,559	16,791,119		85,705	1,628,906	18,297,563

a) Debt guaranteed by the Federal Government and/or ELETROBRAS.

b) The total amount owed in foreign currency, including charges, correspond at the Parent Company level to R$ 5.101.994 thousand, equivalent to US$ 2,930,159 thousand and in the Consolidated to R$ 14.165.342 thousand, equivalent to US$8,135,390 thousand. The percentage distribution, by currency is as follows:

	US$	EURO	YEN
Parent Company	90%	3%	7%
Consolidated	96%	1%	3%

c) The loans and financing are subject to charges, whose average rate in 2009 was 5.65% p.a. The average rate in 2009 was 6.40% p.a.

d) The long term installment of the loans and financing, shown in thousands of Reais has its due dates thus programmed:

	2011	2012	2013	2014	2015	After 2015	TOTAL
Parent Company	121,258	194,368	239,806	239,808	551,471	1,451,330	2,798,041
Consolidated	650,700	909,986	776,588	724,517	682,425	5,899,202	9,643,418

5 – Operational Provisions

	PARENT COMPANY		CONSOLIDATED
	12/31/2009	12/31/2008	12/31/2009	12/31/2008
Contingencies	(99,242)	71,501	121,936	345,273
PCLD – Consumers and Resellers	-	-	355,707	40,345
PCLD - RTE	-	-	(39,294)	(242,734)
PCLD – Loans and Financing	74,556	37,045	74,556	37,045
PCLD - ICMS Credits	-	-	177,320	468,405
PCLD - Securities	(13,015)	12,981	(13,015)	12,981
Adjustment to Present Value – Decommissioning of Assets	-	-	36,475	33,599
Provision for recoverable value of assets - Impairment	-	-	(673,232)	770,231
Losses in Capital Increases	510,235	(7,535)	-	-
Uncovered Liabilities at Subsidiaries	(300,261)	135,652	-	-
Losses in corporte participations	842,830	81,565	842,830	81,565
Other	94,188	(27,215)	633,514	(2,619)
	1,109,291	303,994	1,516,797	1,544,091

Marketletter – December 2009

In 2008 the company registered the amount of R$ 770.231 as a provision to reduce the recoverable value of assets (impairment). This amount is represented, substantially, by the provision made for the Samuel Hydro Plant, since its concession has expired. ANEEL extended the concession of the Samuel Hydro Plant for another 20 years.  The renewal allowed Eletronorte to revert, in 2009, the provision made the previous year.

6 – Statement of Income, for Information Purposes Only, with and without the Itaipu Effect

Below please find, for analysis, the summary of the Balance Sheets and the Consolidated Statement of Income, excluding the proportional consolidation of Itaipu.  The information seeks to show the influence of Itaipu’s Balance Sheets on the consolidated Balance Sheets of the Eletrobras System, due to its specificities.  They should not, by any means, be considered the Consolidated Balance Sheets of the Eletrobras System.

Consolidated Balance Sheet
( for information purposes only )
( in thousands of Reais )

ASSETS	12/31/2009
CURRENT ASSETS	WITHOUT ITAIPU	WITH ITAIPU
Consumers and resellers	4,208,567	4,260,617
Loans and Financing	2,494,386	1,922,866
Other	21,556,787	22,011,483
	28,259,740	28,194,966
NON-CURRENT ASSETS

Loans and Financing	15,749,878	9,836,412
Other	11,018,789	11,180,554
	26,768,667	21,016,966
INVESTIMENT	6,903,206	6,816,146
PROPERTY, PLANT AND EQUIPMENT; INTANGIBLE	61,904,763	77,788,582
	68,807,969	84,604,728
TOTAL ASSETS	123,836,376	133,816,660
LIABILITIES AND STOCKHOLDERS’ EQUITY	31/12/2009
CURRENT LIABILITIES	WITHOUT ITAIPU	WITH ITAIPU
Loans and Financing	488,887	835,560
Suppliers	4,024,572	3,471,375
Other	9,305,719	9,856,129
	13,819,178	14,163,424
NON-CURRENT LIABILITIES
Loans and Financing	8,049,302	16,791,118
Other	25,670,967	26,565,190
	33,720,269	43,356,308
Minority interest	205,144	205,144
Stockholders’ Equity	76,091,785	76,091,785
	76,296,929	76,296,929
Total Liabilities and Stockholders’ Equity	123,836,376	133,816,660

Marketletter – December 2009

( for information purposes only )
( in thousands of Reais )
	31/12/2009
	WITHOUT ITAIPU	WITH ITAIPU
OPERATING REVENUE
Operations of electric energy	26,896,988	27,099, 094
Deductions	(2,340,215)	(2,340,215)
Other	1,298,895	1,298,895
	25,855,668	26,057,774
OPERATING COSTA AND EXPENSES
Electricity purchased for resale	(9,299,967)	(6,122,533)
Depreciation and amortization	(2,397,874)	(2,397,874)
Deferred loss from Itaipu	-	(669,675)
Other	(12,169,350)	(13,814,315)
	(23,867,191)	(23,004,398)
OPERATING RESULT BEFORE FINANCAIL RESULT
	1,988,477	3,053,377
FINANCIAL RESULT	(4,206,183)	(5,273,903)
RESULT OF PARTICIPATIONS	1,594,739	1,594,739
OTHER REVENUES AND EXPENSES	(100,517)	(97,697)
RESULT BEFORE SOCIAL CONTRIBUTION AND INCOME TAX	(723,484)	(723,484)
	1,196,419	1,196,419
RESULT BEFORE PARTICIPATIONS	472,935	472,935
Participation in profit	(207,482)	(207,482)
Minority Participation	(94,927)	(94,927)
NET INCOME FOR THE PERIOD	170,526	170,526
NET INCOME PER SHARE	R$ 0.15	R$ 0.15

Marketletter – December 2009

Balance Sheet for the period ended on December 31

(R$ thousand)

	Parent Company		Consolidated
Assets	2009	2008	2009	2008
Current Assets
Cash and cash equivalents	12,495,718	9,370,041	15,398,093	12,832,000
Restricted cash	1,341,720	734,386	1,341,719	734,386
Consumers and resellers	1,611,189	1,709,569	4,260,617	4,341,459
Loans and financing	3,539,436	2,697,114	1,922,866	1,493,271
Fuel consumption account - CCC	375,558	573,993	375,558	554,748
Investment remuneration	1,483,062	1,212,966	340,607	261,093
Renegotiated credits	51,786	84,371	421,922	619,871
Fiscal assets deferred	701,025	1,418,353	1,120,239	2,081,850
Compensation rights	278,239	516,766	946,212	516,766
Sundry debts	382,315	171,165	582,749	377,879
Stored materials	1,960	1,879	859,285	759,963
Prepaid charges	-	-	88,176	76,874
Other	141,943	87,306	536,922	947,497
	22,403,951	18,577,909	28,194,965	25,597,657
Non-Current Assets
Loans and financing
Renegotiated credits
Marketable securities	25,177,898	39,537,157	9,836,412	13,467,643
Nuclear fuel inventories	104,337	199,646	1,523,630	2,070,302
Fiscal assets deferred	682,624	613,374	687,291	617,889
Fuel consumption account - CCC	-	-	755,434	725,142
Compensation rights	2,493,243	1,348,168	4,581,036	2,786,948
Other	1,074,402	572,279	1,074,402	572,279
	1,803,348	4,312,809	1,842,309	4,312,809
Advances for shareholding participation	141,992	73,547	712,452	1,363,886
	31,477,844	46,656,980	21,012,966	25,916,898
Investments
Property, plant and equipment	9,926,015	730,281	4,000	4,027
Intangible	41,403,859	47,387,261	21,016,966	25,920,925

Total Assets	44,024,992	43,682,716	6,816,146	5,896,865

Marketletter – December 2009

	Parent Company		Consolidated
Liabilities and Stockholders’ Equity	2009	2008	2009	2008
Current Liabilities
Loans and financing	230,045	192,181	998,626	1,714,611
Compulsory loan	12,941	85,205	12,941	85,205
Suppliers	1,509,907	1,676,071	3,471,735	2,594,567
Anticipated energy sales	24,108	15,381	63,400	53,159
Taxes payable	236,560	1,363,854	1,144,100	2,075,726
Fuel consumption account - CCC	923,535	649,341	923,535	670,482
Shareholders’ remuneration	3,526,522	1,914,222	3,553,545	1,948,109
Federal treasury credits	76,036	72,236	76,036	72,236
Estimated obligations	9,448	67,835	832,535	550,573
Reimbursement obligations	1,264,046	923,344	1,264,046	923,344
Employee postemployment benefits	37,448	-	423,087	502,699
Provision for contingencies	-	-	121,526	1,481,709
Fees as per regulations	-	-	596,468	708,285
Other	45,130	78,910	681,843	906,311
	7,895,726	7,038,580	14,163,423	14,287,016
Non-Current Liabilities
Loans and financing
Federal treasury credits	4,871,949	3,965,930	16,791,118	18,297,562
Global Reversal Reserve - RGR	1,344,571	2,854,201	1,344,571	2,854,201
Compulsory loan	7,656,946	7,193,770	7,656,946	7,193,770
Taxes payable	127,358	129,866	127,358	129,866
Shareholders remuneration	-	943,882	1,155,410	2,713,664
Obrigação para desmobilização de ativos	7,697,579	-	7,697,579	-
Anticipated energy sale	-	-	215,306	266,168
Fuel consumption account - CCC	-	-	978,980	1,018,488
Provision for contingencies	908,832	572,279	908,832	1,432,982
Employee postemployment benefits	827,685	1,009,514	2,302,017	1,695,556
Uncovered liability in controlled co’s	101,472	-	2,000,398	1,567,002
Other	53,660	353,921	-	-
	337,993	46,784	2,177,792	746,628
	23,928,045	17,070,147	43,356,307	37,915,887
Minority interest	-	-	205,144	232,668
Stockholders’ Equity
Capital Stock	26,156,567	26,156,567	26,156,567	26,156,567
Paid-up capital stock	26,048,342	26,048,342	26,048,342	26,048,342
Re-evaluation reserves	179,427	196,906	179,427	196,906
Revenue reserves	19,009,667	28,900,908	19,009,667	28,900,908
Asset valuation adjustment	(15,043)	28,285	(15,043)	28,285
	71,378,960	81,331,008	71,378,960	81,331,008
Advance for future capital increase	4,712,825	4,287,353	4,712,825	4,287,353
	76,091,785	85,618,361	76,091,785	85,618,361
Total Liabilities and Stockholders’ Equity	107,915,556	109,727,088	133,816,659	138,053,932

Marketletter – December 2009

Statement of Income for the period ended on December 31

(R$ thousand)

	Parent Company		Consolidated
Operating Revenues	2009	2008	2009	2008
Operations of electric energy	6,710,772	10,927,053	27,099,094	31,450,764
(-) Regulatory charges on revenues	-	-	(1,292,859)	(1,191,673)
(-) Taxes on revenues	-	-	(1,047,356)	(984,608)
Equity in earnings of affiliated companies	2,727,955	382,799	1,594,739	665,533
Other operating revenues	-	-	1,298,895	448,616
	9,438,727	11,309,852	27,652,513	30,388,632
Operating costs and expenses
Payroll and related charges/thrird-party services/material and supplies	434,499	278,453	6,453,314	5,439,642
Electricity purchased for resale	7,298,919	9,572,208	6,122,533	8,832,314
Fuel for electric power production	-	-	742,372	1,158,856
Taxes - PASEP and COFINS	43,159	160,551	1,504,665	1,464,809
Use of basic transmission network	-	-	1,270,463	1,101,220
Remuneration and reimbursement	-	-	1,184,482	1,100,777
Depreciation and amortization	6,075	6,864	2,397,874	2,339,904
Operating provisions	1,109,291	303,994	1,516,796	1,544,091
Deferred loss from Itaipu	-	-	669,675	835,885
Donations and contributions	183,045	153,650	237,872	217,913
Other	65,342	150,159	904,351	495,320
	9,140,330	10,625,879	23,004,397	24,530,731
Operating result before financing result	298,397	683,973	4,648,116	5,857,901
Financing result	(1,367,425)	7,797,423	(5,273,903)	3,383,768
Other revenues (expenses)	-	-	(97,697)	(32,258)
Operating Result	(1,069,028)	8,481,396	(723,484)	9,209,411
Result before social contribution and minority participation	(1,069,028)	8,481,396	(723,484)	9,209,411
Income tax	932,493	(1,700,759)	887,304	(2,019,608)
Social Contribution	334,061	(621,140)	309,115	(863,656)
Income before Participations	197,526	6,159,497	472,935	6,326,147
Income participation	(27,000)	(23,000)	(207,482)	(176,817)
Minority participation	-	-	(94,927)	(12,833)
Net income (loss) for the period	170,526	6,136,497	170,526	6,136,497
Net income (loss) per share	R$0.15	R$5.42	R$0.15	R$5.42

Marketletter – December 2009

Cash Flow for the period ended on December 31

(R$ thousand)

	Parent company		Consolidated
	2009	2008 (reclassified)	2009	2008 (reclassified)
Net income before income tax and social contribution	(1,096,029)	8,458,395	(723,484)	9,742,311
Adjustments to reconcile net income with cash generated by operations
Depreciation and amortization	6,075	6,864	2,397,874	2,334,542
Net monetary/exchange variations	4,442,707	(3,963,453)	(2,825,479)	(7,410,438)
Financial charges	(1,927,925)	(3,412,645)	1,372,349	(2,018,629)
Equity method result	(2,727,955)	(462,789)	(1,596,278)	(314,267)
Provision for uncovered liabilities	(300,261)	(521,856)	-	(521,856)
Provision for deferred taxes	-	-	-	(44,650)
Provision for credits of questionable liquidation	1,246,741	(88,369)	2,068,093	338,318
Provision for contingencies	(99,242)	-	(121,923)	309,953
Provision for complementary securities	68,623	-	281,955	61,130
Impairment	-	-	(673,231)	770,293
Charges on RGR	310,998	287,640	542,516	504,606
Adjustment present value	-	-	68,285	(108,222)
Regulatory assets/liabilities	786,624	(1,319,927)	784,895	(1,338,020)
Minority participation result	-	-	(94,927)	(12,833)
Financial charges on stockholders equity	1,422,984	1,511,755	2,495,110	3,011,670
Result from Itaipu to compensate	-	-	669,675	835,885
Loss/Income sales of assets	-	-	290,988	86,187
Other	(90,628)	(79,358)	1,070,367	124,262
	3,138,741	(8,042,138)	6,730,269	(3,392,069)
(Increases) decreases in operating assets
Restricted cash	(607,333)	100,348	(607,333)	100,348
Consumers and resellers	98,382	(360,309)	80,842	(159,135)
Fuel consumption account - CCC	198,434	(236,717)	179,190	(189,382)
Deferred fiscal assets	215,205	(354,862)	832,477	399,149
Reimbursement rights	238,528	(337,306)	238,528	(337,306)
Debtors	(211,150)	119,675	(204,870)	54,660
Stored materials	-	639	(99,240)	(118,123)
Expenses paid in advance	-	-	(11,302)	13,893
Others	(54,718)	(13,281)	410,493	(265,588)
	(122,652)	(1,081,813)	818,784	(501,485)
Increases (decreases) in operating liabilities
Compulsory loan	(72,264)	(11,503)	(72,264)	(11,504)
Suppliers	(166,164)	406,707	918,742	118,123
Anticipated energy sale	8,728	(186,869)	10,241	(184,282)
Taxes and social contributions	-	-	(2,489,880)	119,932
Fuel consumption account - CCC	274,194	133,923	253,053	151,960
Estimated obligations	(58,387)	(10,439)	281,961	82,426
Reimbursement obligations	340,701	479,119	340,702	479,119
Regulatory charges	-	-	(111,816)	166,317
Others	46,847	45,260	(224,468)	(304,353)
	373,653	856,198	(1,093,729)	617,739
Resources from (applied in) operating activities	2,293,713	190,641	5,731,840	6,466,496
Payment of Financial Charges	(78,062)	(79,904)	(1,058,099)	(1,586,282)
Payment of Global Reversion Reserve (RGR) charges	(741,256)	-	(945,791)	(202,838)
Financial Charges receivable	542,569	-	574,508	69,666
Payment of Income Tax and Social Contributions	(450,649)	(147,797)	(907,258)	(710,252)
Judicial Deposits	(1,232)	-	(431,924)	(23,453)
	1,565,082	(37,060)	2,963,275	4,013,337
Financing Activities
Loans and financing obtained – long-term	2,241,945	1,403,383	3,114,730	2,999,503
Loans and financing paid	(221,247)	(259,768)	(797,337)	(1,066,550)
Shareholders remuneration - paid	(1,102,644)	(1,045,368)	(1,132,677)	(1,224,532)
Payment of refinancing of taxes and contributions (principal)	-	-	(97,480)	(96,501)
Compulsory loan and Global Reversion Reserve	896,445	(65,256)	825,548	(65,256)
Others	(231,860)	207,945	1,403,821	(274,425)
Resources from (applied in) financing activities	1,582,639	240,936	3,316,605	272,239
Investment Activities
Loans and financing - granted	(2,721,094)	(2,776,170)	(561,732)	(1,062,135)
Loans and financing - received	1,846,586	6,381,708	1,256,263	5,902,297
Received renegotiated energy credits	-	-	562,266	366,426
Acquisition of property, plant and equipment assets	(83,320)	(1,406)	(4,998,588)	(4,107,586)
Acquisition of intangible assets	-	-	(176,532)	(15,091)
Acquisition/capital increase in corporate participations	(523,681)	(168,050)	(1,161,036)	(740,928)
Received remuneration on investments in corporate partnerships	1,459,495	789,113	1,359,579	744,213
Others	(29)	(22,006)	5,994	(93,827)
Resources from (applied in) investment activities	(22,044)	4,203,189	(3,713,786)	993,369
Increase (reduction) in cash and cash equivalent	3,125,678	4,407,065	2,566,093	5,278,946
Cash and cash equivalent – beginning of period	9,370,041	4,962,976	12,832,000	7,553,055
Cash and cash equivalent – end of period	12,495,719	9,370,041	15,398,093	12,832,000
	3,125,678	4,407,065	2,566,093	5,278,945

Marketletter – December 2009

Marketletter – December 2009

Structure of  Eletrobras

Capital structure

 As at December 31, 2009  the capital of Eletrobras had the following composition:

Shareholders	Common		PREF. "A"		PREF. "B"		TOTAL
TOTAL	905,023,527%		146,920%		227,186,643%		1,132,357,090%
Federal Gov.	470,656,241	52.00%			712	0.00%	470,656,953	41.56%
Bndespar	190,757,950	21.08%			18,691,102	8.23%	209,449,052	18.50%
FND	45,621,589	5.04%					45,621,589	4.03%
FGHAB	1,000,000	0.11%					1,000,000	0.09%
FGI					8,750,000	3.85%	8,750,000	0.77%
FGO					5,849,700	2.57%	5,849,700	0.52%
Treasury shares					36,023	0.02%	36,023	0.00%
Others	196,987,747	21.77%	146,920	100.00%	193,859,106	85.33%	390,993,773	34.53%
Under CBLC Custody	133,613,431	14.76%	84,741	57.68%	129,100,946	56.83%	262,799,118	23.21%
Residents	59,348,280	6.56%	84,741	57.68%	49,932,566	21.98%	109,365,587	9.66%
Non-residents	67,630,140	7.47%			76,029,520	33.47%	143,659,660	12.69%
ADR Prog.	6,635,011	0.73%			3,138,860	1.38%	9,773,871	0.86%
Others	63,374,316	7.00%	62,179	42.32%	64,758,160	28.50%	128,194,655	11.32%
Residents	3,631,484	0.40%	62,152	42.30%	35,227,273	15.51%	38,920,909	3.44%
ADR Prog.	59,715,103	6.60%			29,526,885	13.00%	89,241,988	7.88%
Non-residents	27,729	0.00%	27	0.02%	4,002	0.00%	31,758	0.00%

Marketletter – December 2009

Eletrobras Shareholders

	12/31/2009	12/31/2008	Variation
Common	5,816	4,691	23.98%
Pref.	16,293	16,310	(0.10%)
Total	22,109	21,001	5.28%

The amount of shareholders increased 5.28% in 2009. There was an increase of 23.98% of the common shareholders and a decrease of 0.10% of preferred shareholders.

Eletrobras non-resident Shareholders

	12/31/2009	12/31/2008	Variation
Common	521	470	10.85%
Pref.	396	386	2.59%
Total	917	856	7.13%

In 2009, there was an increase of 7.13% of non-resident shareholders. An increase of 10.85% of preferred shareholders and an increase of 2.59% of common shareholders, can be noticed.

Eletrobras resident Shareholders

	12/31/2009	12/31/2008	Variation
Common	5,295	4,221	25.44%
Pref.	15,897	15,294	3.94%
Total	21,192	20,145	5,20%

Concerning the resident shareholders, in 2009 there was an increase in share participation of 5.20%.  There was an increase of common shares participation of 25.44% and preferred shares participation of 3.94%.

Share performance analysis

Shares

Eletrobras Preferred Shares  - ELET6

During 2009, the maximum price achieved by Eletrobras’ preferred shares (ELET6) was R$ 35.40, on December 11. The lowest price registered was R$ 22.01, on November 3rd. The preferred shares had a valuation of 31.18% from R$ 24.18 on December 31, 2008 to R$ 31.72 on December 31, 2009. Regarding the fourth quarter, the preferred shares had a valuation of 27.39%.

Marketletter – December 2009

Trading Performance

São Paulo Stock Exchange
Price (Average Monthsly Price)		Number of Trades (Average Daily Number)	Number of Shares (Average Daily Number)
January	24.85	2,098	964,310
February	24.34	1,753	890,583
March	23.65	1,995	951,627
April	27.16	1,844	943,885
May	25.52	2,487	1,191,575
June	25.07	3,245	1,128,281
July	25.64	1,907	663,432
August	25.09	2,979	1,158,495
September	24.97	1,982	822,748
October	24.46	2,456	941,557
November	24.52	2,255	952,363
December	30.53	3,062	1,413,815

Eletrobras’ Common Shares - ELET 3

During 2009, the maximum price recorded by Eletrobras’ common shares (ELET3) was R$ 40.64, on December 11. The lowest price registered by that type of share was R$ 23.25, on February 13.  At the end of the year those shares reached the price of R$ 36.34. Regarding the price reached in December 31, 2008, R$ 25.89, the shares showed a variation of 40.36%. Regarding the fourth quarter, the common shares had a valuation of 31.67%.

Trading Performance

São Paulo Stock Exchange
Price (Average Monthsly Price)		Price (Average Monthsly Price)	Price (Average Monthsly Price)
January	26.50	1,804	930,933
February	26.24	1,745	969,372
March	24.90	2,098	949,682
April	28.08	1,886	951,755
May	26.35	2,445	1,186,110
June	26.99	3,455	1,483,043
July	28.63	1,898	802,455
August	28.07	2,549	1,189,614
September	27.92	2,066	971,843
October	27.23	2,210	977,895
November	27.79	2,346	1,132,063
December	35.07	3,213	1,718,060

Marketletter – December 2009

Analysis of Eletrobras’ shares and Ibovespa

The table below represents, in index-numbers, the performance of Eletrobras’ shares and IBOVESPA. We can see that in the period between 31 December, 2008 and 31 December, 2009 the Ibovespa had a positive variation of 82.6%, whereas the common (ELET 3) and preferred shares (ELET6) showed a positive variation of 40.36% and 31.18%, respectively.

	ELET 3	ELET 6	IBOVESPA
Dec/08	100.00	100.00	100.00
Jan/09	101.04	100.91	104.66
Feb	101.20	100.29	101.69
Mar	100.12	103.72	108.99
Apr	111.24	117.37	125.94
May	103.67	104.76	141.67
Jun	110.66	105.46	137.06
Jul	110.85	106.70	145.85
Aug	106.41	102.36	150.44
Sep	106.60	102.98	163.83
Oct	96.21	93.05	163.90
Nov	112.01	104.51	178.55
Dec	140.36	131.18	182.66

ADR Programs

ADR

The Eletrobras shares are traded in the New York Stock Exchange (NYSE) through the ADR program Level II. In the period between December, 2008 and Decemberr, 2009, the common shares (EBR) had a valuation of 88.47%, and the preferred ones (EBRB) had a valuation of 75.64%, while the Real had a devaluation in relation to the U.S. Dollar of 25.49%.

Monthsly Variation Table
2009	EBR	EBRB	Dólar
Jan	(0.09%)	(1.89%)	(0.89%)
Feb	(3.40%)	(3.95%)	2.69%
Mar	0.28%	6.91%	(2.66%)
Apr	20.78%	19.68%	(5.91%)
May	1.15%	1.49%	(9.42%)
Jun	10.20%	0.77%	(1.08%)
Jul	4.87%	5.44%	(4.05%)
Aug	(5.89%)	(6.17%)	0.74%
Sep	7.51%	7.43%	(5.74%)
Oct	(7.30%)	(8.29%)	(1.92%)
Nov	19.74%	18.77%	0.37%
Dec	22.83%	23.02%	(0.53%)
Accumulated	88.47%	75.64%	(25.49%)

EBRB - Eletrobras Preferred Shares

ADRs of preferred shares of Eletrobras experienced, in 2009, a maximum price on December 10, closing at US$ 19.72. The minimum price of US$ 8.75 was recorded on March 3rd. In this period, this share closed priced at US$ 18.60, with a valuation of 75.64% in comparison to the closing of December 31, 2008, at US$ 10.59. Regarding the fourth quarter, the preferred shares had a valuation of 34.01%.

2009	Closing price in US$	Nº of ADRs held by investores
January	10.39	33,516,564
February	9.98	33,146,064
March	10.67	33,010,949
April	12.77	33,232,549
May	12.96	33,232,549
June	13.06	33,336,849
July	13.77	33,404,049
August	12.92	33,057,350
September	13.88	32,747,650
October	12.73	32,247,745
November	15.12	32,665,745
December	18.60	32,665,745

Marketletter – December 2009

EBR - Eletrobras Common Shares

During 2009, ADRs of common shares registered the highest price of US$ 22.48, on December 10.  The lowest price registered was of US$ 9.21, on February 24. In this period, this asset closed priced at US$ 21.09 and had a valuation of 88.47% in comparison to December 31, 2008, when it closed priced at US$ 11.19. Regarding the fourth quarter, the common shares had a valuation of 36.33%.

2009	Closing price in US$	Nº of ADRs held by investores
January	11.18	68,576,967
February	10.80	68,413,367
March	10.83	66,740,367
April	13.08	65,123,124
May	13.23	65,058,124
June	14.58	64,793,624
July	15.29	64,783,624
August	14.39	64,917,824
September	15.47	65,062,324
October	14.34	64,783,814
November	17.17	65,350,114
December	21.09	66,350,114

Latibex (Program for trading of shares of Latin-American Companies at the Madrid Stock Exchange)

The Euro had a devaluation in comparison with the Real of 22.92% from December, 2008 to December, 2009. The common (Xelto) and the preferred shares (Xeltb) had a valuation, in the same period, of 84.23% and 70.36%, respectively.

Monthsly Variation Table
2009	Euro	Xeltb	Xelto
January	(8.31%)	11.35%	10.89%
February	1.75%	(4.08%)	(2.60%)
March	1.89%	1.63%	(2.32%)
April	(6.36%)	22.02%	21.59%
May	(3.23%)	(9.98%)	(10.34%)
June	(1.77%)	3.92%	12.84%
July	(2.50%)	4.42%	3.66%
August	1.11%	(5.16%)	(4.09%)
September	(3.70%)	1.96%	1.26%
October	(1.18%)	(6.40%)	(7.09%)
November	2.17%	16.53%	19.48%
December	(4.96%)	24.85%	27.01%
Accumulated	(22.92%)	70.36%	84.23%

XELTB

The preferred shares in the Program ended 2009 at € 12.76, which shows a valuation of 70.36% in comparison to December 31, 2008, when it closed priced at € 7.49. During this period, the highest price was reached on December 21, at € 13.99. The lowest price was € 7.23, reached on January 2nd. Regarding the fourth quarter, the preferred shares had a valuation of 36.18%.

2009	Closing price in €	Number of Shares
January	8.34	352,167
February	8.00	56,097
March	8.13	42,871
April	9.92	37,917
May	8.93	140,154
June	9.28	228,355
July	9.69	44,699
August	9.19	35,033
September	9.37	41,898
October	8.77	63,988
November	10.22	33,786
December	12.76	133,129

Marketletter – December 2009

XELTO

This asset, which represents common shares in the Latibex Program had an 84.23% valuation in 2009.  At December 31, 2008, the price reached € 7.99, while in December 31, 2009 it reached € 14.72. During this period, the highest price was € 15.76 reached on December 11. The lowest price occurred on March 6, when it reached € 7.46. Regarding the fourth quarter, the common shares had a valuation of 41%

2009	Closing price in €	Number of Shares
January	8.86	34,404
February	8.63	33,200
March	8.43	42,325
April	10.25	31,537
May	9.19	33,015
June	10.37	36,863
July	10.75	32,216
August	10.31	27,517
September	10.44	30,501
October	9.70	32,212
November	11.59	27,428
December	14.72	60,098

Corporate Governance

Bovespa Corporate Sustainability Index (ISE)

As a result of the efforts of the Sustainability Committee, Eletrobras was kept listed in the Bovespa’ Corporate Sustainability Index (ISE) in 2009. This index is composed of companies who have the best Triple Bottom Line concept. Presently, 34 companies, issuing 43 stocks, belonging to 15 sectors are listed in the ISE.

Level 1 of Corporate Governance of Bovespa

Eletrobras is working to increase its transparency. On September, 29 2006 it joined the Level 1 of corporate governance. This adhesion is volunteer and the Company, its controllers and managers are committed to abide by the rules of the Listing Regulations of Bovespa. The main goals are to improve its capability to provide information to the market (broader disclosure) and wider stock ownership.

Number of Employees - 12/31/09

Composition of employees by tenure (years)

Up tp 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
578	198	34	176	87	151	1.224

Complementary work force – 12/31/09

Other
191

Marketletter – December 2009

The table below represents the result of the generation and transmission subsidiary companies in twelve monthss:

                                                                                                                                                                   R$ million

Company	Net Operating Revenue		Result of Service		Income/ Loss for the period		EBITDA		EBITDA Margin

	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Furnas	6,073.94	5,771.65	647.29	913.41	(129.15)	454.52	1,262.71	1,545.97	20.79%	26.79%
Chesf	4,242.61	4,826.30	1,178.46	2,215.37	764.39	1,437.29	1,798.90	2,818.77	42.40%	58.40%
Eletronorte	3,433.49	3,810.03	518.41	234.45	303.94	(2,424.56)	1,090.71	381.95	31.77%	10.02%
Eletronuclear	1,572.98	1,471.76	441.44	305.12	55.11	(224.58)	638.74	490.58	40.61%	33.33%
Eletrosul	723.91	638.96	320.14	310.27	204.87	268.25	450.07	413.46	62.17%	64.71%
CGTEE	189.60	176.21	(94.26)	(202.25)	(20.92)	(292.20)	(52.83)	(158.30)	(27.87%)	(89.84%)

	Current Ratio		Total Liquidity Ratio (1)		Total Debt Ratio (2)		Debt Equity Ratio		Net Profit Margin (3)		Return on Equity		Ebitda / Share
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Furnas	0.845	0.943	0.475	0.649	0.318	0.326	0.466	0.483	(0.021)	0.079	(0.010)	0.033	0.019425	0.023783
Chesf	1.057	1.065	0.657	0.378	0.172	0.319	0.208	0.469	0.180	0.298	0.049	0.113	43.128818	67.580149
Eletronorte	1.133	1.770	0.331	0.248	0.430	0.654	0.756	1.894	0.089	(0.636)	0.030	(0.392)	15.654683	5.482045
Eletronuclear	1.133	1.721	0.389	0.436	0.498	0.474	0.992	0.902	0.035	(0.153)	0.013	(0.051)	0.051830	0.039808
Eletrosul	0.661	1.181	0.556	0.819	0.419	0.418	0.720	0.719	0.283	0.420	0.075	0.114	10.538507	9.681225
CGTEE	0.606	0.981	0.139	0.177	0.713	0.664	2.487	1.975	(0.110)	(1.658)	(0.057)	(0.835)	(0.046881)	(0.140469)

(1) (Current Assets + Long-term assets) / (Current liabilities + Non-current liabilities)

(2) (Current liabilities + Non-current liabilities) / Total assets

(3) Net income / Net operational revenues

 Marketletter – December  2009

Balance Sheet for the period ended on December 31

(In US$)

Assets	2009	2008
Current Assets
Cash and banks	514,324,709	172,081,961
Accounts receivable –services rendered	761,752,518	762,406,149
Stored materials	6,778,804	6,263,746
Obligations and receivable loans	745,206	743,050
Accounts receivable –sundry	10,079,156	11,010,854
	1,293,680,393	952,505,760

Non-Current Assets
Accounts receivable –services rendered	41,138,334	55,206,856
Linked deposits	5,859,612	4,643,283
Obligations and receivable loans	138,810,435	159,839,018
	185,808,381	21 9,689,157

Results Account
Results from previous periods	1,425,153,144	2,307,020,087
Result for the period	(596,334,885)	(881,866,943)
	828,81 8,259	1,425,153,144

Property, plant and equipment
Goods and installation in service	16,885,914,998	16,876,405,202
Ongoing works and services	514,553,887	575,873,936
	17,400,468,885	17,452,279,138
Intangible	15,393,664	10,990,891
	17,415,862,549	17,463,270,029
Total Assets	19,724,169,582	20,060,618,090

 Marketletter – December  2009

Liabilities and Stockholders’ Equity	2009	2008
Current Liabilities
Loans and Financing	1,059,179,040	838,762,081
Remuneration and reimbursement	408,590,056	444,470,099
Suppliers and others	55,862,834	38,865,908
Estimated obligations	191,154,014	122,268,275
Pay roll and social obligation	47,559,939	40,279,742
Contractual retainers as colateral	2,524,675	2,191,783
	1,764,870,558	1,486,837,888

Non-Current Liabilities
Loans and financing	16,832,867,713	17,864,640,017
Estimated obligations	1,026,431,311	609,140,185
	17,859,299,024	18,473,780,202

Stockholders’ Equity and Capital
Social Capital
Eletrobras	50,000,000	50,000,000
Ande	50,000,000	50,000,000
	100,000,000	100,000,000

Total Liabilities and Stockholders’ Equity	19,724,169,582	20,060,618,090

 Marketletter – December  2009

Statement of Income for the period ended on December 31

US$

Operating Revenues	2009	2008
Power supply
Centrais Elétricas Brasileiras S,A, – Eletrobras	3,105,211,592	3,044,937,312
Administracion Nacional de Electricidad - ANDE	185,800,408	157,246,488
	3,291,012,000	3,202,183,800
Remuneration on power assignment
Centrais Elétricas Brasileiras S,A, – Eletrobras	94,622,572	101 ,217,204
	94,622,572	101 ,217,204
Reimbursement of energy in addition to guaranteed energy
Centrais Elétricas Brasileiras S,A, – Eletrobras	78,986,996	97,987,136
Administración Nacional de Electricidad - ANDE	17,647,234	22,414,868
	96,634,230	120,402,004
	3,482,268,802	3,423,803,008
Operating Expenses
Remunerations and reimbursements
Capital income	42,812,560	45,272,776
Royalties	360,170,740	382,625,338
Reimbursement of charges – administration and supervision	27,705,441	29,432,718
Remuneration for power granted	94,622,572	101,217,204
	525,311,313	558,548,036
Royalties	77,318,928	96,435,812
Reimbursement of charges – administration and supervision	5,947,609	7,418,140
Remuneration for power granted	13,367,693	16,548,052
	96,634,230	120,402,004
	621,945,543	678,950,040
Other expenses
Personnel	394,817,562	416,575,854
Actuarial provision	353,852,808	(2,976,027)
Materials	10,633,440	12,414,056
Third party services	76,531,199	102,446,827
Other operating expenses	127,116,975	102,646,962
Provision for contingencies	144,881,282	6,937,284
	1,107,833,266	638,044,956
Total of operating expenses	1,729,778,809	1,316,994,996
Result of Service	1,752,489,993	2,106,808,012
Other Revenues (Expenses)
Other Revenues	7,092,413	3,435,660
Other Expenses	(4,991,020)	(2,678,123)
	2,101,393	757,537
Financial Revenues
Income from financial applications	32,947,463	18,497,606
Arrears on energy bills	25,193	54,078
Other financial revenues	(13,369,564)	40,131,186
	19,603,092	58,682,870
Financial Expenses
Debt charges	1,221,379,726	1,275,205,982
Monetary variations	(43,520,133)	8,807,103
Other financial expenses	-	368,391
	1,177,859,593	1,284,381,476
Financial Result	(1,158,256,501)	(1,225,698,606)
Net income for the period	596,334,885	881,866,943

 Marketletter – December  2009

Cash Flow for the period ended on December 31

(US$)

Operating Activities	2009	2008
Net income for the period	596,334,885	881,866,943
Adjustments
Disposal of Assets - sales	4,568,730	1,448,403
Demobilization of installations and real estate	-	322,019
Monetary Variation on Financing and loans	14,369,947	(8,484,796)
Monetary Variation on Estimated Obligations	56,490,408	(46,937,549)
Liabilities provision
Financial Charges not to be Capitalized	1,221,379,726	1,275,205,982
Estimated Obligations	521,728,759	36,374,310
Adjusted Income	2,414,872,455	2,139,795,312
Variations in the Assets and Liabilities
Accounts Receivable – Rendering of Services	14,722,153	(3,792,014)
Stored Material variation	(51 5,058)	438,301
Other Credits variation	20,741,796	(28,674,850)
Remuneration and reimbursement variation	(35,880,043)	57,567,844
Suppliers and other variations	17,329,818	9,181,311
Payment-roll variation	7,280,197	(2,034,796)
Payment of the Estimated Obligation	(8,553,167)	(9,01 2,474)
	15,125,696	23,673,322
Net Operating Cash Flow	2,429,998,151	2,163,468,634
Investment Activities
Property, plant and equipment	(40,650,385)	(37,876,483)
Balance of the Investment Activities	(40,650,385)	(37,876,483)
Financing Activities
Loans and financing obtained	10,177,362	7,593,563
Amortization of the Loans and Financing	(834,865,427)	(783,299,651)
Payment of interest on Loans and Financing	(1,222,416,953)	(1,277,333,363)
Balance of the Financing Activities	(2,047,105,018)	(2,053,039,451)
Total of Cash Effects	342,242,748	72,552,700
Cash and cash equivalent – beginning of period	172,081,961	99,529,261
Cash and cash equivalent – end of period	514,324,709	172,081,961
Total of Cash Effects	342,242,748	72,552,700

 Marketletter – December  2009

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - MW	Energy generated - MWh
			4th qrt/09	12 months/09
Itaipu Binacional	14,000	8,577	21,754,019	91,651,808

Energy sold

Purchaser	4th qrt/09		12 months/09
	US$ million	MWh	US$ million	MWh
Ande	56.3	1,843,207	185.8	7,348,019
Eletrobras	766.5	19,768,695	3.105.2	83,891,044
Total	822.8	21,611,902	3.291.0	91,239,063

Losses in generation

4th qrt/09	12 months/09
0.65%	0.45%

Loans and Financing – US$ million

Creditor	Balance on 12/31/09	Due	Currency
Eletrobras	7,448.9	2014 / 2023	US$
Federal Gov’t	10,005.2	2023	US$
Bco. Brasil-Rescheduled Debt	388.8	2013 / 2023	US$
Fibra	49.1	2023	R$
Total	17,892.0

Contract obligations on 12/31/09 – US$ thousand

Short-term

Due: 2010	1,059,179

Loans and Financing – Long- term	2011	2012	2013	2014	2015	After 2015
	961,926	1,027,212	1,093,412	1,162,276	1,234,986	11,353,056

Number of employees – 12/31/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
799	526	245	454	914	330	3,268

Department	Own staff	Others	Total
Field	1,001	-	1,001
Administrative	2,241	26	2,267
Total	3,242	26	3,268

Complementary work force – 12/31/09

Other
26

 Marketletter – December 2009

Balance Sheet for the period ended on December 31

(R$ thousand)

Assets	2009	2008
Current Assets
Cash and banks	262,103	330,990
Consumers, concessionaires and affiliates	721,072	696,273
Loans and financing granted	56,625	112,050
Financed energy credits	150,877	203,201
Stored materials	123,558	118,241
Dividends to receive	10,880	10,642
Tax credits	126,923	3,329
Taxes and contributions to recover	72,733	82,569
Expenses paid in advance	14,736	15,727
Collaterals and linked deposits	38,049	29,381
Debtors	75,351	83,297
Actuarial assets	-	181,776
Others	16,863	55,017
	1,669,770	1,922,493

Non-Current Assets
Loans and financing granted	11,757	57,570
Financed energy credits	629,228	947,406
Tax credits	391,508	290,302
Collaterals and linked deposits	197,762	193,938
Debtors	30,258	30,364
Expenses paid in advance	3,665	1,772
Actuarial assets	-	749,270
Others	62,742	97,914
	1,326,920	2,368,536

Investments	1,128,614	1,137,456
Property, plant and equipment	15,587,981	14,757,465
(-)Obligations linked to the concession	(112,540)	(112,540)
Intangible	252,221	215,887
	18,183,196	18,366,804
Total Assets	19,852,966	20,289,297

 Marketletter – December 2009

Liabilities and Stockholders’ Equity	2009	2008
Current Liabilities
Suppliers	648,115	556,769
Charges on loans and financing	45,076	43,885
Loans and financing	538,513	229,884
Other funding obtained from third parties	71,671	224,977
Complementary pension fund	191,204	181,776
Taxes and social contributions	176,748	163,403
Estimated obligations	123,629	70,040
Research and development	6,624	42,730
Shareholders remuneration	14	253,720
Income participation	-	70,717
Creditors	13,927	81,263
Others	160,069	120,553
	1,975,590	2,039,717

Non-Current Liabilities
Loans and financing	2,310,494	2,277,514
Other funding obtained from third parties	-	86,930
Complementary pension fund	675,242	749,270
Research and development	120,369	11,623
Taxes and social contributions	713,704	1,032,452
Provisions for risks with fiscal, labor and civil actions	478,392	410,247
Creditors	39,065	-
Others	2	1
	4,337,268	4,568,037

Stockholders’ Equity
Capital	6,000,000	6,000,000
Capital Reserves	5,690,383	5,690,383
Adjustment of property evaluation	(12,281)	-
Income Reserves	1,830,852	1,960,006
	13,508,954	13,650,389
Resources for capital increase	31,154	31,154
	13,540,108	13,681,543
Total Liabilities and Stockholders’ Equity	19,852,966	20,289,297

 Marketletter – December 2009

Statement of Income for the period ended on December 31 by Activities

(R$ thousand)

	Generation		Transmission
	2009	2008	2009	2008
Operating Revenue
Supply of electric energy	-	-	-	-
Gross supply of electric energy	3,025,643	2,750,796	-	-
Short-term energy	-	-	-	-
Use of electric grid	-	-	2,094,634	1,959,253
Other revenues	23,368	12,375	14,877	13,036
	3,049,011	2,763,171	2,109,511	1,972,289
Deductions to Operating Revenue
Taxes and contributions on revenue	269,882	271,760	57,281	69,380
Global Reversion Reserve	84,955	76,846	54,510	50,594
Research and development	61,988	23,550	46,553	18,595
Other consumer charges	-	5,670	11,832	-
	416,825	377,826	170,176	138,569
Net operating revenues	2,632,186	2,385,345	1,939,335	1,833,720
Eletric energy service cost
Electric energy cost
Electric Energy purchased for resale	-	-	-	-
Charge on the use of Electric grid	437,366	398,466	-	-
Operating cost
Personnel	302,658	222,000	560,793	394,045
Material	17,479	22,856	35,940	29,784
Third party services	187,021	197,582	293,273	272,848
Fuel and water for production of electric energy	436	131,788	-	-
Financial compensation for the use of hydro resources	163,786	152,953	-	-
Depreciation and amortization	229,545	223,456	357,272	354,069
Supervision tax for electric energy services	6,374	6,073	8,526	8,253
Other expenses	1,147	2,129	3,121	3,095
	1,345,812	1,357,303	1,258,925	1,062,094
Gross operating income	1,286,374	1,028,042	680,410	771,626
Operating expenses
Provisions for risks with fiscal, labor and civil actions	49,928	26,978	76,671	14,147
Provision for credits of questionable liquidation	78,519	-	31,114	-
Reversion for Provision for credits of questionable liquidation	(29,163)	-	(59,204)	-
Write-off of credits	-	-	-	-
Other expenses	103,238	17,104	158,364	63,545
	202,522	44,082	206,945	77,692
Service Result	1,083,852	983,960	473,465	693,934
Other Revenue / Expenses	(73,299)	7,232	(3,177)	(771)
Result on the Equity Method	28,249	54,376	-	-
Financing Revenue (expense)
Income from financial applications	12,328	22,963	21,251	38,860
Charges on loans and financing	(52,666)	(61,468)	(102,023)	(110,969)
Obligation financing charges	(18,131)	(51,688)	(32,266)	(88,054)
Monetary variation and arrears – energy sold	-	-	(234)	1,667
Right to generator reimbursement – monetary updating	-	-	-	-
Monetary variation and arrears – energy purchased	-	-	-	-
Monetary variation and interest – financial energy credits	-	-	9,438	9,628
Currency and monetary variation – financing and loans	-	-	117,448	(167,774)
Monetary variation on refinancing of credits and loans granted	2,944	8,520	5,902	15,285
Monetary variation – Provisions for risks with fiscal, labor and civil actions	(1,670)	(992)	(2,889)	(3,119)
Actuarial adjustment	(312,129)	(23,533)	(602,472)	(45,423)
Other	(40,963)	3,103	(9,612)	(37,156)
	(410,287)	(103,095)	(595,457)	(387,055)
Income before social contribution and income tax	628,515	942,473	(125,169)	306,108
Social Contribution	(36,620)	(80,631)	10,072	(26,018)
Income tax	(100,223)	(219,893)	27,984	(72,263)
Income before participation	491,672	641,949	(87,113)	207,827
Income participation	-	(23,736)	-	(44,157)
Net Result for the period	491,672	618,213	(87,113)	163,670
Net Result for the period per 1.000 shares	7.56	9.51	(1.34)	2.52

 Marketletter – December 2009

	Comercialization		Total
	2009	2008	2009	2008
Operating Revenue
Supply of electric energy	222,372	255,703	222,372	255,703
Gross supply of electric energy	1,287,102	1,264,518	1,287,102	1,264,518
Short-term energy	-	58,076	-	58,076
Use of electric grid	-	-	-	-
Other revenues	48	134	48	134
	1,509,522	1,578,431	1,509,522	1,578,431
Deductions to Operating Revenue
Taxes and contributions on revenue	(77,194)	(35,406)	(77,194)	(35,406)
Global Reversion Reserve	43,811	45,681	43,811	45,681
Research and development	40,487	15,574	40,487	15,574
Other consumer charges	-	-	-	-
	7,104	25,849	7,104	25,849
Net operating revenues	1,502,418	1,552,582	1,502,418	1,552,582
Eletric energy service cost
Electric energy cost
Electric Energy purchased for resale	2,329,946	2,135,806	2,329,946	2,135,806
Charge on the use of Electric grid	-	-	-	-
Operating cost
Personnel	17,534	22,944	17,534	22,944
Material	215	564	215	564
Third party services	9,551	14,172	9,551	14,172
Fuel and water for production of electric energy	-	-	-	-
Financial compensation for the use of hydro resources	-	-	-	-
Depreciation and amortization	358	657	358	657
Supervision tax for electric energy services	47	42	47	42
Other expenses	384	2,131	384	2,131
	2,358,035	2,176,316	2,358,035	2,176,316
Gross operating income	(855,617)	(623,734)	(855,617)	(623,734)
Operating expenses

Provisions for risks with fiscal, labor and civil actions	34,464	61,847	34,464	61,847
Provision for credits of questionable liquidation	14,400	15,276	14,400	15,276
Reversion for Provision for credits of questionable liquidation	(2,028)	(152,214)	(2,028)	(152,214)
Credit write-off	-	150,605	-	150,605
Other expenses	7,575	65,235	7,575	65,235
	54,411	140,749	54,411	140,749
Service Result	(910,028)	(764,483)	(910,028)	(764,483)
Other Revenue / Expenses	(82)	(209)	(82)	(209)
Result on the Equity Method
Financing Revenue (expense)	-	-	-	-
Income from financial applications	696	4,759	696	4,759
Charges on loans and financing	(3,401)	(14,152)	(3,401)	(14,152)
Obligation financing charges	(111,414)	(41,668)	(111,414)	(41,668)
Monetary variation and arrears – energy sold	24,735	3,446	24,735	3,446
Right to generator reimbursement – monetary updating	2,785	22,731	2,785	22,731
Monetary variation and arrears – energy purchased	72	(70)	72	(70)
Monetary variation and interest – financial energy credits	56,007	244,028	56,007	244,028
Currency and monetary variation – financing and loans	(14,960)	(50,027)	(14,960)	(50,027)
Monetary variation on refinancing of credits and loans granted	(116)	10,798	(116)	10,798
Monetary variation – Provisions for risks with fiscal, labor and civil actions	(94)	(208)	(94)	(208)
Actuarial adjustment	(16,445)	(1,240)	(16,445)	(1,240)
Other	5,706	(6,646)	5,706	(6,646)
	(56,429)	171,751	(56,429)	171,751
Income before social contribution and income tax	(966,539)	(592,941)	(966,539)	(592,941)
Social Contribution	114,569	70,982	114,569	70,982
Income tax	318,257	197,180	318,257	197,180
Income before participation	(533,713)	(324,779)	(533,713)	(324,779)
Income participation	-	(2,586)	-	(2,586)
Net Result for the period	(533,713)	(327,365)	(533,713)	(327,365)
Net Result for the period per 1.000 shares	(8.21)	(5.04)	(8.21)	(5.04)

 Marketletter – December 2009

Cash Flow for the period ended on December 31

(R$ thousand)

	2009	2008
Operating Activities
Net income for the period	(463,762)	655,640
Expenses (revenues) not affecting net working capital

Depreciation and amortization

	587,175	578,182
Monetary and currency variation	(113,771)	144,422
Financing charges	244,899	103,781

Equity Method

	(28,249)	(54,376)
Provision for credit of questionable liquidation	124,033	15,276
Provision for fiscal, labor and civil law suits	161,063	102,972

Provision for complementary pension fund

	77,667	65,021
RGR - charges	183,276	173,121
Reversion – operating provision	(90,395)	(152,214)
Actuarial adjust evaluation	931,046	70,196
	1,612,982	1,702,021
Variation in operating assets / liabilities	340,517	(120,472)
Payment of financial charges	(281,563)	(213,638)
Payment of RGR charges	(164,871)	(155,510)
Financial charges receivable	31,921	48,993
Paymenty of income tax and social contribution	(209,849)	(181,778)
Payment of judicial deposits	(21,905)	4,157
	(646,267)	(497,776)
Net cash of operational activities	1,307,232	1,083,773
Financing Activities
Loans and financing obtained	355,944	829,933
Loans and financing payable - principal	(145,419)	(239,370)
Shareholders remuneration - payment	(273,220)	(177,492)
Payment of refinance taxes and social contribution - principal	(67,444)	(66,065)
Funding repayments to third parties	(255,195)	(321,836)
Payment to private pension fund - debr (FRG)	(178,484)	(163,539)
Loans and financing obtained – shor-term	274,036	113,000
	(289,782)	(25,369)
Investment Activities
Loans and financing - garanted	(3,474)	(4,882)
Loans and finncing garanted - receivable	102,167	61,256
Refinanced electricity credits receivable	415,301	247,350
Acquisition of property plant and equipment	(1,365,398)	(1,035,008)
Acquisition of intangible assets	(42,855)	(9,189)
Acquisition of equity participation investment	(203,626)	(304,728)
Investment receivables	11,548	1,529
	(1,086,337)	(1,043,672)
Total of cash effects	(68,887)	14,732
Cash and cash equivalent – beginning of period	330,990	316,258
Cash and cash equivalent – end of period	262,103	330,990
	(68,887)	14,732

 Marketletter – December 2009

                                                       R$ million

EBITDA		EBITDA Margin
2009	2008	2009	2008
1,262.71	1,545.97	20.79%	26.79%

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy – MW average	Energy generated -MWh
			4th qrt/09	12 months/09	Beginning of operation	End of concession
Hydroelectric
Integral Participation
Furnas	1,216	598	1,451,598	6,299,714	1963	07/07/2015
Luis Carlos Barreto (Estreito)	1,050	495	1,075,065	4,968,381	1969	07/07/2015
Mascarenhas de Moraes	476	295	747,543	3,097,153	1973*	10/31/2023
Porto Colômbia	320	185	526,485	2,253,052	1973	03/16/2017
Marimbondo	1,440	726	1,945,033	8,287,679	1975	03/07/2017
Itumbiara	2,082	1,015	1,623,363	7,160,018	1980	02/26/2020
Funil	216	121	303,792	1,144,929	1969*	07/07/2015
Corumbá I	375	209	529,941	2,057,722	1997	11/29/2014
Shared participation
Partnership
Serra da Mesa (48,46%)	1,275	671	516,825	1,501,504	1998	05/07/2011
Manso (70%)	212	92	139,694	537,983	2000	02/09/2035
SPC
Peixe Angical (40%)	452	271	-	-	2006	11/06/2036
Baguari (15%)***	140	80.2	12,679	14,875	2009	08/14/2041
Thermal
Integral Participation
Santa Cruz	932	496	1,296	1,314	1967	07/07/2015
Roberto Silveira (Campos)	30	21	0	0	1977*	Extension granted****
São Gonçalo (out of operation)	-	-				Extension denied****

Note: Energia Gerada (MWh) – inclui 100% da energia das usinas de Propriedade Integral e apenas o percentual de FURNAS no caso das usinas de Propriedade Compartilhada: HEU Serra da Mesa (48,46%) and Manso (70%),  In the case of HEU Peixe Angical, even though Furnas owns 40% of the installation, the energy generated belongs soley to the SPC Enerpeixe SA

*   Date of incorporation to Furnas

** Furnas owns 30.6% of SPE Baguari Energia S.A. (Cemig partner – 69.4%), who holds 49% participation of SPE Baguari Geração de Energia S.A. Turbines 1 and 2  started operating on 09.09 and 11.11.2009, respectively, with an installed capacity of 35 MW each.

*** Publication of the Mines & Energy Decision in the Oficial Daily Press is missing.

Electric energy purchased for resale

Eletrobras System

	4th qrt/09	12 months/09
MWh	3,577,662	12,442,764
R$ million	518.84	1,677.07

Other

	4th qrt/09	12 months/09
MWh	769,915	3,056,174
R$ milhões	89.92	356.93

Energy sold

Sales Model	4th qrt/09		12 months/09
	R$ million	MWh	R$ million	MWh
Through auction	1,072	13,076,930	4,313	50,310,834
Through free market agreements or bilateral contracts	107	1,182,512	222	4,882,450
Total	1,179	14,259,442	4,535	55,193,285

Fuel for production of electric energy

		4th qrt/09		12 months/09
Type	Unit	Quantity	R$ million	Quantity	R$ million
Special Diesel Oil	Liter	0	0	0	0
B1 Oil	Ton	0	0	0	0
Common Diesel Oil	liter	0	0	203,300	0.413
Gas *	m3		0		0.023

*   Amount paid to CEG for maintenance of gas supply contract

 Marketletter – December 2009

Losses in generation - %

4th qrt/09	12 months/09
3	3

Losses in transmission - %

4th qrt/09	12 months/09
3	3

Note: The losses of the interlinked system are calculated by the National System Operator.  The value of the loss between generation and the gravitational center as well as the load and the center of gravity used by the Electric Energy is 3%

Extension of transmission lines (km) – 12/31/09

Concession Area	Obs.	Extension (km)	Tension	Operation	End of concession
Foz do Iguaçu - Ivaiporã 1		322.0	765	08.07.89	07.07.2015
Foz do Iguaçu - Ivaiporã 2		323.0	765	12.23.86	07.07.2015
Foz do Iguaçu - Ivaiporã 3		331.0	765	03.21.99	07.07.2015
Itaberá - Ivaiporã 1		265.0	765	08.01.89	07.07.2015
Itaberá - Ivaiporã 2		264.0	765	10.14.82	07.07.2015
Itaberá - Ivaiporã 3		272.0	765	05.19.00	07.07.2015
Itaberá - Tijuco Preto 1		305.0	765	07.31.89	07.07.2015
Itaberá - Tijuco Preto 2		304.0	765	10.14.82	07.07.2015
Itaberá - Tijuco Preto 3		312.0	765	05.01.01	07.07.2015
Subtotal - 765 kV		2,698.0
Foz do Iguaçu - Ibiúna Bipolo 1		792.0	600	03.01.85	07.07.2015
Foz do Iguaçu - Ibiúna Bipolo 2		820.0	600	08.15.87	07.07.2015
Subtotal - 600 kV		1,612.0
Adrianópolis - Cachoeira Paulista 1		171.0	500	02.13.74	07.07.2015
Adrianópolis - Resende		115.0	500	12.12.79	07.07.2015
Cachoeira Paulista - Resende		56.0	500	12.12.79	07.07.2015
Adrianópolis - Cachoeira Paulista 3		177.5	500	05.20.04	07.07.2015
Adrianópolis - Grajaú		55.0	500	12.15.77	07.07.2015
Adrianópolis - São José		33.0	500	08.18.91	07.07.2015
Angra - Cachoeira Paulista		103.0	500	06.04.77	07.07.2015
Angra - Grajaú		155.0	500	12.21.98	07.07.2015
Angra - São José		133.0	500	12.21.98	07.07.2015
Araraquara - Campinas		171.0	500	07.16.76	07.07.2015
Araraquara - Poços de Caldas		176.0	500	04.16.76	07.07.2015
Cachoeira Paulista - Campinas		223.0	500	09.21.77	07.07.2015
Cachoeira Paulista - Itajubá		53.0	500	07.21.02	07.07.2015
Cachoeira Paulista - Taubaté		83.0	500	06.24.83	07.07.2015
Cachoeira Paulista - Tijuco Preto		181.0	500	11.17.88	07.07.2015
Campinas - Ibiúna		112.0	500	03.10.03	07.07.2015
Gurupi - Miracema		255.0	500	03.02.99	07.07.2015
Itumbiara - São Simão		166.0	500	01.13.79	07.07.2015
Marimbondo - Água Vermelha		172.0	500	08.05.79	07.07.2015
Marimbondo - Araraquara 1		195.0	500	04.16.76	07.07.2015
Marimbondo - Araraquara 2		194.0	500	08.14.76	07.07.2015
Poços de Caldas - Itajubá		139.0	500	07.21.02	07.07.2015
Serra da Mesa - Gurupi		256.0	500	03.02.99	07.07.2015
Serra da Mesa - Samambaia 1		249.0	500	03.09.98	07.07.2015
Serra da Mesa - Samambaia 2		248.5	500	01.23.99	07.07.2015
Tijuco Preto - Taubaté		13.0	500	03.29.84	07.07.2015
Ibiúna - Bateias Circuito 1		332.0	500	03.22.03	08.05.2031
Ibiúna - Bateias Circuito 2		332.0	500	03.22.03	08.05.2031
Subtotal - 500 kV		4,549.0
Adrianópolis - Itutinga 1		199.0	345	03.10.68	07.07.2015
Adrianópolis - Itutinga 2		199.0	345	08.24.70	07.07.2015
Adrianópolis - Jacarepaguá 1		38.0	345	03.10.68	07.07.2015
Adrianópolis - Jacarepaguá 2		38.0	345	08.24.70	07.07.2015
Adrianópolis - Macaé 1		177.0	345	11.18.01	07.07.2015
Adrianópolis - Macaé 2		177.0	345	09.16.02	07.07.2015
Bandeirantes - Samambaia 1		157.0	345	02.01.99	07.07.2015
Bandeirantes - Samambaia 2		155.0	345	02.08.99	07.07.2015
Campinas - Guarulhos		88.0	345	02.20.03	07.07.2015
Campinas - Poços de Caldas		126.0	345	10.03.72	07.07.2015
Campos - Macaé 1		89.0	345	11.18.01	07.07.2015
Campos - Macaé 2		89.0	345	09.16.02	07.07.2015
Campos - Viana		199.0	345	12.19.05	07.07.2015
Viana - Vitória		26.0	345	12.19.05	07.07.2015
Campos - Vitória		224.0	345	10.28.77	07.07.2015
Corumbá - Brasília Sul		254.0	345	03.02.97	07.07.2015
Corumbá - Itumbiara		79.0	345	03.02.97	07.07.2015
Furnas - Itutinga 1		198.0	345	03.10.68	07.07.2015
Furnas - Itutinga 2		199.0	345	12.15.69	07.07.2015
Furnas - Mascarenhas de Moraes		104,0	345	15.05.68	07.07.2015
Furnas - Estreito *		112.0	345	02.28.70	07.07.2015
L.C.Barreto - Estreito 2 *		24.0	345	02.28.70	07.07.2015
Furnas - Pimenta		66.0	345	03.15.67	07.07.2015
Furnas - Poços de Caldas 1		131.0	345	09.03.63	07.07.2015
Furnas - Poços de Caldas 2		131.0	345	04.13.65	07.07.2015
Guarulhos - Ibiúna 1		75.0	345	06.28.90	07.07.2015
Guarulhos - Ibiúna 2		75.0	345	07.04.90	07.07.2015
Guarulhos - Nordeste		30.0	345	03.15.64	07.07.2015
Guarulhos - Poços de Caldas 1		182.0	345	09.03.63	07.07.2015
Guarulhos - Poços de Caldas 2		184.0	345	11.11.66	07.07.2015
Ibiúna - Tijuco Preto 1		97.0	345	11.18.83	07.07.2015
Ibiúna - Tijuco Preto 2		97.0	345	07.13.84	07.07.2015
Itumbiara - Bandeirantes 1		180.0	345	07.16.73	07.07.2015
Itumbiara - Bandeirantes 2		180.0	345	07.28.77	07.07.2015
Itumbiara - Porto Colômbia		201.0	345	06.16.73	07.07.2015
Mascarenhas - Estreito **		13.0	345	03.15.69	07.07.2015
L.C.Barreto - Estreito 1 **		24.0	345	03.15.69	07.07.2015
L.C.Barreto - Poços de Caldas 1		198.0	345	11.02.69	07.07.2015
L.C.Barreto - Poços de Caldas 2		197.0	345	09.13.70	07.07.2015
L.C.Barreto - Volta Grande		112.0	345	06.16.73	07.07.2015
Marimbondo - Porto Colômbia		77.0	345	10.25.75	07.07.2015
Mogi - Nordeste		20.0	345	03.15.64	07.07.2015
Mogi - Poços de Caldas		204.0	345	02.15.71	07.07.2015
Ouro Preto - Vitória		383.0	345	03.25.05	07.07.2015
Pimenta - Barreiro		198.0	345	03.15.67	07.07.2015
Porto Colômbia - Volta Grande		45.0	345	06.16.73	07.07.2015
Samambaia - Brasília Sul 1		12.5	345	02.01.99	07.07.2015
Samambaia - Brasília Sul 2		15.0	345	02.08.99	07.07.2015
Subtotal - 345 kV		6,078.5

 Marketletter – December 2009

Concession Area	Obs.	Extension (km)	Tension	Operation	End of concession
Barro Alto - Niquelândia		87.0	230	10.13.99	07.07.2015
Brasília Geral - Brasília Sul 2		13.0	230	09.09.07	07.07.2015
Brasília Sul - Pirineus		107.0	230	09.09.07	07.07.2015
Pirineus - Xavantes		40.0	230	11.26.06	07.07.2015
Brasília Geral - Brasília Sul 1		13.0	230	10.28.72	07.07.2015
Brasília Sul - Barro Alto		132.0	230	03.07.82	07.07.2015
Itumbiara - Cachoeira Dourada		44.0	230	10.19.73	07.07.2015
Itumbiara - Rio Verde 1 (1º trecho)		208.0	230	01.12.86	07.07.2015
Itumbiara - Rio Verde 2		202.0	230	04.29.92	07.07.2015
Rio Verde - Barra do Peixe 2		240.0	230	02.28.94	07.07.2015
Rio Verde - Rondonópolis		257.0	230	11.04.82	07.07.2015
Rio Verde - Barra do Peixe 1		240.0	230	11.01.87	07.07.2015
Rio Verde - Cachoeira Dourada 1		175.0	230	12.20.86	07.07.2015
Serra da Mesa - Niquelândia		105.0	230	10.13.99	07.07.2015
Xavantes - Bandeirantes 2		20.0	230	09.04.73	07.07.2015
Manso - Nobres		66.0	230	05.01.98	07.07.2015
Subtotal - 230 kV		1,949.0
Adrianópolis - Cepel 1		1.5	138	04.27.81	07.07.2015
Adrianópolis - Cepel 2		1.5	138	04.05.81	07.07.2015
Adrianópolis - Magé 1		48.0	138	04.24.73	07.07.2015
Adrianópolis - Magé 2		48.0	138	01.06.73	07.07.2015
Alcântara - Adrianópolis 1		19.5	138	07.18.76	07.07.2015
Alcântara - Adrianópolis 2		20.0	138	12.17.98	07.07.2015
Alcântara - Adrianópolis 3		20.0	138	12.29.98	07.07.2015
Alcântara - Imbariê - Adrianópolis		19.5	138	05.03.75	07.07.2015
Angra - Angra (Ampla)		34.0	138	04.14.71	07.07.2015
Angra - Jacuacanga		34.0	138	10.30.77	07.07.2015
Angra - Santa Cruz		96.0	138	10.04.77	07.07.2015
Cachoeira Paulista - Volta Redonda 2		105.0	138	06.11.87	07.07.2015
Campos - Cachoeiro do Itapemirim 1		106.0	138	02.15.73	07.07.2015
Campos - Cachoeiro do Itapemirim 2		106.0	138	02.13.73	07.07.2015
Campos - Rocha Leão		110.0	138	02.10.73	07.07.2015
Campos - Iriri ****		97.0	138	08.08.73	07.07.2015
Iriri - Rocha Leão ****		13.0	138	08.08.73	07.07.2015
Cachoeira Paulista - Volta Redonda 1		105.0	138	11.06.86	07.07.2015
Jacarepaguá - Ari Franco		10.0	138	12.15.67	07.07.2015
Jacarepaguá - Cosmos		24.0	138	12.15.67	07.07.2015
Jacarepaguá - Mato Alto		16.0	138	09.24.73	07.07.2015
Jacarepaguá - Palmares		28.0	138	11.24.72	07.07.2015
Jacarepaguá - ZIN		33.0	138	11.24.72	07.07.2015
Jacuacanga - Brisamar		44.0	138	10.30.77	07.07.2015
Muriqui - Angra (Ampla)		36.0	138	04.14.71	07.07.2015
Muriqui - Brisamar		20.0	138	04.14.71	07.07.2015
Palmares - Mato Alto		13.0	138	09.24.73	07.07.2015
Rio Verde - Ramal P. Emas - Couto Magalhães		254.0	138	01.01.77	07.07.2015
Rio Verde - Cachoeira Dourada 2		174.0	138	08.17.77	07.07.2015
Rocha Leão - Magé 1		108.0	138	01.24.73	07.07.2015
Rocha Leão - Magé 2		108.0	138	01.06.73	07.07.2015
Santa Cruz - ZIN - Ari Franco		31.0	138	12.15.67	07.07.2015
Santa Cruz - TKCSA		2.5	138	12.15.67	07.07.2015
TKCSA - ZIN - Cosmos		14.5	138	12.15.67	07.07.2015
Santa Cruz - Brisamar 1		20.0	138	10.30.77	07.07.2015
Santa Cruz - Brisamar 2		13.0	138	04.14.71	07.07.2015
Santa Cruz - Jacarepaguá		38.0	138	10.17.72	07.07.2015
Santa Cruz - Palmares 1		14.0	138	11.24.72	07.07.2015
Santa Cruz - Palmares 2		14.0	138	09.24.73	07.07.2015
Santa Cruz - ZIN		5.0	138	11.24.72	07.07.2015
São José - Imbariê 1		18.0	138	12.19.98	07.07.2015
São José - Imbariê 2		18.0	138	12.20.98	07.07.2015
São José - Magé 1		46.0	138	06.17.01	07.07.2015
São José - Magé 2		46.0	138	06.17.01	07.07.2015
UTE Campos - Campos 1		1.0	138	07.16.77	07.07.2015
UTE Campos - Campos 2		1.0	138	07.24.87	07.07.2015
Manso - Nobres		70.0	138	04.01.98	07.07.2015
Subtotal - 138 kV		2,204.0
Eletrodo de Terra - Foz do Iguaçu 1		16.0	25	04.01.85	07.07.2015
Eletrodo de Terra - Foz do Iguaçu 2		15.0	25	08.15.87	07.07.2015
Eletrodo de Terra - Ibiúna 1		67.0	25	04.01.85	07.07.2015
Eletrodo de Terra - Ibiúna 2		67.0	25	08.15.87	07.07.2015
Subtotal - 25 kV		165.0
Total		19,255.5

*          TL resulting from the sectioning og TLFurnas – Luiz Carlos Barreto de Carvalho.

**         TL resulting from the sectioning og TLFurnas – Mascarenhas de Moares.

***       TL 230 kV Manso – Nobres, associated to Manso HPU, has its permitted return checked by Proman, according to Aneel’s concession contract nº 010/2000.

****      TL resulting from the sectioning og TLFurnas Campos – Rocha Leão 2.

******   TL belongs to Cemat

Note: The total extension of Furnas transmission lines decreased from 19,277.5 km to 19,255.5 km due to the shut-down of TL 13.8 kV Luiz Carlos Barreto – Mascarenhas de Moraes with 31 km of extension.

 Marketletter – December 2009

Average tariff – R$/MWh

4th qrt/09	2009
81.96	82.68

Main investments - R$ million

Project	4th qrt/09		12 months/09
Transmission	Budgeted	Accomplished	Budgeted	Accomplished
Sistema de Transmissão Bom Despacho – Ouro Preto	13.6	10.4	13.6	10.4
Sistema de Transmissão Itaipu – São Paulo – Reforços Torres	0.1	0.0	0.1	0.0
Implantação LT Macaé – Campos (RJ)	18.4	14.9	38.1	35.9
Implantação LT Tijuco Preto – Itapeti – Nordeste (SP)	10.3	6.1	20.4	15.1
Reforços no Sistema de Transmissão dos Estados do Rio de Janeiro e do Espírito Santo	33.5	19.1	87.8	81.8
Reforços no Sistema de Transmissão dos Estados de São Paulo e de Minas Gerais	0.3	25.5	115.5	95.1
Reforços no Sistema de Transmissão dos Estados de Goiás, de Mato Grosso e do Distrito Federal	5.9	8.0	43.0	37.6
Manutenção do Sistema de Transmissão	22.8	30.8	101.3	86.6
Subtotal	104.9	114.8	419.8	362.5
Generation
Implantação do Ciclo Combinado UTE Santa Cruz (RJ)	0.1	0.0	0.1	0.0
Implantação UHE Batalha (Paulistas) (MG/GO)	47.5	76.2	230.7	213.0
Implantação UHE Simplício / PCH Anta (RJ)	253.1	184.1	660.3	609.6
Modernização UHE Furnas (MG)	14.1	17.1	41.6	39.8
Modernização UHE Mascarenhas de Moraes (MG)	0.8	0.8	0.8	0.8
Modernização UHE Mascarenhas de Moraes (MG) – Fase 2	0.1	0.0	0.1	0.0
Modernização UHE Luiz Carlos Barreto de Carvalho (MG)	23.8	15.7	102.8	101.9
Manutenção do Sistema de Geração de Energia Elétrica	(3.5)	5.2	12.7	9.4
Subtotal	336.0	299.1	1.049.1	974.5
Other
Estudo de Viabilidade para Ampliação da Geração de Energia Elétrica	1.0	0.4	1.0	0.4
Estudo de Viabilidade para Ampliação da Transmissão de Energia Elétrica	0.1	0.1	0.1	0.1
Manutenção e Adequação de Bens Imóveis	13.0	7.4	13.0	7.4
Manutenção e Adequação de Bens Móveis, Veículos, Máquinas e Equipamentos	(3.0)	9.1	29.0	18.6
Manutenção e Adequação de Ativos de Informática, Informação e Teleprocessamento	(0.9)	16.3	71.2	53.2
Preservação e Conservação Ambiental de Empreendimentos de Geração e Transmissão de Energia Elétrica	(9.2)	3.5	16.9	16.6
Subtotal	1.0	36.8	131.2	96.3
Total	441.9	450.7	1,600.1	1,433.3

 Marketletter – December 2009

* The budget reversion (Law 12,180/09), which changed the values of the investment programs was approved during the 4th quarter of 2009.

New owner investments – Generation

Enterprise	State/ Localization	Total of the investment (R$ million)	Instal Capacity (MW)	Assured Energy (MW average)	Operation	Beginning of construction	End of concession
UHE Batalha* implantation	MG/GO	619.1 ** Basis: Dez/05	52.5	48.8	Estimated for Machine 1 - 05/2011 Machine 2 - 06/2011	06.2008	08.14.2041
UHE Simplício implantation / PCH Anta ***	RJ/MG	2,199.14**** Basis: Dez/08	333.7	191.3	Estimated for Simplício: Machine 1 - 12/2010 Machine 2 - 02/2011 Machine 3 - 04/2011 Anta: Machine 1 - 05/2011 Machine 2 - 06/2011	03.2007	08.14.2041

*The enterprise includes UHE Batalha and associated transmission, namely: SE UHE Batalha, Batalha TL - Paracatu 1 (Cemig) and SE Paracatu 1 (Cemig).

** Total Investment related to enterprise’s business plan

***  The enterprise includes the UHE Simplício, PCH Anta and associated transmission, namely: SE UHE Simplício – C, SE PCH Anta – C, SE Rocha Leão (Ampla) – C, LT Anta – Simplício and LT Simplício – Rocha Leão (Ampla).

**** Value of total investment concerning the Original BusinessPlan of the Project

New owner investments – Transmission

Enterprise	State/ Localization	Total of the investment (R$ million)	Extension (km)	Operation	End of concession
TL 345 kV Macaé – Campos III *	RJ	52.68 ** Basis: Nov/04	90.5	Estimated for 02/2010	03.03.2035
TL 345 kV Tijuco Preto – Itapeti – Nordeste ***	SP	75.5 **** Basis: Jul/05	50	Estimated for 10 monthss after obtention of license	04.26.2036
TL 500 kV Bom Despacho 3 – Ouro Preto 2 *****	MG	96.3 Basis: Nov/08	180	Estimated for 06/2011 ******	01.27.2039
TL 230 kV Mascarenhas – Linhares e SE Linhares *******	ES	67,2 Basis: Nov/09	99	24 meses após assinatura do Contrato de Concessão	30 anos a partir da assinatura do Contrato de Concessão

 *     The enterprise includes the TL Macaé – Campos III and SE Macaé – 1A and Campos – 13A.

**     Total Investment related to enterpriseis actual business plan

** * The enterprise includes the TL Tijuco Preto – Itapeti III and IV and Itapeti – Nordeste and SE Itapeti – C, Nordeste – C and Tijuco Preto – 16A.

****  Total Investment related to enterpriseis actual business plan

*****         The undertaking was assigned to Furnas at Aneel auction nº 006 dated October 10, 2008.  Its concession contract was signed on January 28, 2009. It includes, besides the 500 kV transmission line (Bom Despacho3-Ouro Petro 2) the following substations – Bom Despacho 3 (Cemig and Ouro Preto 2 (Cemig)-3A

******Due to the creation of a Biological Reserve at Serra da Moeda after the Aneel auction, the Municipal Representatives had to issue a “not affected” document.  Therefore, the licensing dates were altered.  The installation license is estimated for April 30, 2010 and commercial operation is estimated for March 30, 2011.
*******  Empreendimento referente ao Lote E do Leilão Aneel 005, de 27.11.2009. Contrato de Concessão ainda não assinado.

.

 Marketletter – December 2009

Loans and Financing – R$ million

Local Currency

Creditor	12/31/09	Due
Eletrobras - ECF 1713	92.25	03.30. 2018
Eletrobras - ECF 2506	119.89	12.30. 2018
Eletrobras - ECF 2309	8.13	12.30. 2010
Eletrobras - ECF 2624	279.23	05.15.2012
Eletrobras - ECF 2676	105.11	05.15.2012
Eletrobras - ECF 2717	2.39	12.30.2015
Eletrobras - ECF 2695	3.43	10.30.2014
Eletrobras - ECF 2752	152.87	05.30.2015
Eletrobras - ECF 2776	274.66	06.23.2010
Fundação Real Grandeza	478.75	12.29. 2012
Fundação Real Grandeza - Plano	272.88	12.01. 2015
Banco do Brasil S.A. - CCB 01/02/03/04	26.86	10.14. 2011
Banco do Brasil S.A. - CCB 05/06/08	31.72	11.04. 2011
Banco UBS Pactual S.A. - CCB 07/09	16.02	11.04. 2011
Banco UBS Pactual S.A. - CCB 10/11/13	26.57	12.05. 2011
Banco do Brasil S.A. - CCB 12	12.23	12.05. 2011
FURNAS II - FIDC	71.62	05.31. 2010
Banco do Brasil S.A. - Contrato 093	105.54	10.25. 2012
Caixa Econômica Federal	199.04	07.25. 2012
Banco do Brasil S.A. - Contrato 099	80.13	10.15. 2012
Banco da Amazônia S.A.	208.38	02.15. 2013
BNDES	847.84	07.15. 2026

Foreign Currency

Creditor	12/31/09	Due	Currency
Eletrobras - ECR 258/98	52.57	04.04.2018	US$
Eletrobras - ECR 261/98	242.02	04.04.2018	Yen

Contract obligations on 12/31/09 – R$ million

Loans and Financing	2010	2011	2012	2013	2014	After 2014
	2,979	2,410	1,614	1,120	918	728

Energy Purchased Contracts			2009	2010	2011	2012	2013	2014	After 2014
	4th qrt/09	GWh	4,025	4,025	4,025	4,025	4,025	3,263	8
		R$ million	516	516	516	516	516	427	1
	12 months/09	GWh	15,977	15,977	15,977	16,021	15,977	13,947	30
		R$ million	2,047	2,047	2,047	2,052	2,047	1,810	3

Note: Includes energy purchase from Eletronuclear and HEU of Serra da Mesa.

           The energy purchases from Cien and TU Mário Covas were not considered because these agents are not complying with delivery obligations stated in the contracts.

Partnership

Generation

SPC / Consortium	Generation Enterprises	Furnas Participation	Investiment R$MM	Other Shareholders	Installed Capacity MW	Assured Energy MW average	Energy generated MWh
SPE Enerpeixe S.A.	UHE Peixe Angical e LT Associada ****	40	1,889.7	Energias do Brasil - 60	452	271.0	1,537.4
SPE Baguari Geração de Energia S.A.*	UHE Baguari	*	490.5 Basis: Nov/05	Neoenergia - 51	140	80.2	14,875
SPE Retiro Baixo Energética S.A. *	UHE Retiro Baixo	49	322.0 Basis: Jul/08	Orteng – 25.5 Logos – 15.5 Arcadis - 10	82	38.5	-
SPE Foz de Chapecó Energia S.A. *	UHE Foz de Chapecó	40 **	2,642.7 Basis: Dec/08	CPFL - 51 CEEE – 9	855	432.0	-
SPE Serra do Facão Energia S.A.*	UHE Serra do Facão	49.5 ***	882.2 Basis: Oct/05	Alcoa - 35 DME - 10 Camargo Correa – 5.5	213	182.4	-
SPE Santo Antônio Energia S.A. ****	UHE Santo Antônio	39	13,795.5 Basis: Dec/08	Fundo de Invest. e Part. Amazônia Energia - 20 Odebrecht Invest. Infra-Estrutura -17.6 Andrade Gutierrez Part. -12.4 Cemig Geração e Transmissão - 10 Norberto Odebrecht - 1	3,150.4	2,218	-
SPE Inambari Geração de Energia S.A.	UHE Inambari (Peru)	19.6	37.0 Basis: Oct/08 *****	Construtora OAS - 51 Eletrobras - 29.4	2,000	-	-
Consórcio Brasil dos Ventos *******	UEE Aratuá 1 UEE Miassaba 3 UEE Rei dos Ventos 1 and 3	24.5	776.6	Eletronorte – 24.5 Parceiros Privados - 51	162

Nota:  Energia Gerada (MWh) – inclui apenas o percentual de FURNAS na UHE Baguari (15%). No caso da UHE Peixe Angical, embora a Empresa detenha 40% da propriedade da instalação, a energia gerada pertence, integralmente, à SPE Enerpeixe S.A.
For the projects in operation: investment value based on the balance sheet position of the SPE on December 31, 2009 (Property, plant and equipment net plus accrued depreciation).
For projects under construction: investment value estimated in the SPE.
* FURNAS owns 30.6% of Baguari Energia S.A SPE (partner: Cemig – 69.4%), which has a 49% participation in the SPE Baguari Geração de Eneergia S.A. enterprise.
** FURNAS has a 40% ownership in the SPE Foz do Chapecó Energia S.A. due to the change in the corporate structure, approved by Aneel, through its Resolution n° 1913, dated May 12, 2009, when it purchased the participation of Pentágono Trust (50.1%) in the Chapecoense Geração S.A. SPE.
*** FURNAS has a 49.5% ownership in the Serra do Facão S.A. SPE due to a change in the corporate structure, arising from Amendment nº 1 of the Shareholders’ Agreement, dated July 11, 2008 when it purchased the participation of Oliveira Trust Servicer S.A. (50.1%) in the Serra do Facão Participações S.A. SPE.
****    Furnas has a 39% participation in the SPE Madeira Energia S.A. enterprise, which owns 100% of the shares of SPE Santo Antônio Energia S.A..
*****  Valor referente apenas ao desenvolvimento dos estudos de viabilidade do empreendimento.
****** Wind mills won at the 2nd auction of reserve energy – LER 003/2009. SPE being constituted.

 Marketletter – December 2009

Transmission

SPC / Consortium	Transmission Enterprises (*)	Furnas Participation	Investiment R$MM	Status	Other Shareholders (%)
Companhia Transleste de Transmissão S.A.	LT Montes Claros - Irapé 345 kV - 139 km	24	126.7	operating	Transminas - 41 Cemig - 25 Orteng - 10
Companhia Transudeste de Transmissão S.A.	LT Itutinga - Juiz de Fora 345 kV - 144 km	25	85.7	operating	Transminas - 41 Cemig - 24 Orteng -10
Companhia Transirapé de Transmissão S.A.	LT Irapé - Araçuaí 230 kV - 61 km	24.5	71.4	operating	Transminas - 41 Cemig - 24,5 Orteng - 10
Companhia de Transmissão Centroeste de Minas S.A.	LT Furnas - Pimenta 2 345 kV - 62,7 km	49	41.3 Basis: Sept/04	Installation license 002, of 04.28.2009	Cemig - 51
Interligação Elétrica Madeira S.A. (IE Madeira) *	LT Porto Velho - Araraquara 2 600 kV – 2,375 km	24.5	1,734.3 Basis: Nov/08	Expected: Operation License Feb/2012	CTEEP - 51 CHESF – 24.5
Interligação Elétrica Madeira S.A. (IE Madeira) **	Estação Retificadora CA/CC, 500/±600 kV, e Estação Inversora CC/CA, ±600/500 kV	24.5	1,240.8 Basis: Nov/08	Expected: Operation License Apr/2013	CTEEP - 51 CHESF – 24.5
Transenergia Renovável S.A. ***	Conexão de Usinas de Biomassa e Pequenas Centrais Hidrelétricas (PCH) ao SIN (3 LT e 3 SE 230 kV / 10 LT e 5 SE 138 kV)	49	279.1 Basis: Nov/08	Expected: Operation License Oct/2011	Delta – 25.5 Fuad Rassi -25.5
Transenergia São Paulo S.A.****	SE Itatiba, 500 kV	49	73.2 Basis: Apr/09	Expected: Operation License Sep/2011	J. Malucelli – 25.5 Delta – 25.5
Transenergia Goiás S.A.*****	LT 230 kV Serra da Mesa - Niquelândia e Niquelândia - Barro Alto	49	70.3 Basis: Apr/09	Expected: Operation License Jul/2011	J. Malucelli – 25.5 Delta – 25.5
Consórcio Goiás Transmissão ******	LT 500 kV Rio Verde Norte - Trindade (193 km); 230 kV Xavantes - Trindade - Carajás (66 km); SE Trindade (500/230 kV - 400 MVA)	49	356.7 Basis: Nov/09	24 meses após assinatura do contrato de concessão	J. Malucelli - 31 Engevix - 20
Consórcio MGE Transmissão *******	LT 500 kV Mesquita - Viana 2 (248 km); 345 kV Viana - Viana 2 (10 km); SE Viana 2 (500/345 kV - 900 MVA)	49	251.3 Basis: Nov/09	24 meses após assinatura do contrato de concessão	J. Malucelli - 20 Engevix - 31

Note:  For the projects in operation: investment value based on the balance sheet position of the SPE on December 31, 2009 (Property, plant and equipment net plus accrued depreciation).
         For projects under construction: investment value estimated at the SPE.
ICG – transmission installation of generation for shared connection purposes.
IEG – installation of exclusive interest and individual characteristics of generation
         When under construction, the length in km is mentioned in the Aneel concession contract.  When in operation, the length is adjusted to the actual extension in km
*        This project refers to portion D of 007 Aneel Auction, held on 11.26.2008. The concession contract was signed on 02.26.2009.
**      This project refers to portion F of 007 Aneel Auction, held on 11.26.2008. The concession contract was signed on 02.26.2009
***     This project refers to portion C of 008 Aneel Auction, held on 11.24.2008. The concession contract was signed on 04.23.2009.
****     This project refers to portion G of 001 Aneel Auction, held on 05.08.2009. The concession contract was signed on 11.19.2009
*****    This project refers to portion K of 001 Aneel Auction, held on 05.08.2009. The concession contract was signed on 11.19.2009
******   This project refers to portion A of 005 Aneel Auction, de 27.11.2009. The concession contract was not signed yet.
*******  This project refers to portion G of 005 Aneel Auction, de 27.11.2009. The concession contract was not signed yet.

 Marketletter – December 2009

Number of employees – 12/31/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
1,618	361	235	464	449	1,631	4,758

Department	Number of employees
Administrative	1,332
Operational	3,426

Complementary work force – 12/31/09

 Marketletter – December 2009

Contracted	Other
1.676	7

 Marketletter – December  2009

Balance Sheet for the period ended on December 31

(R$ thousand)

Assets	2009	2008 (reclassified)
Current Assets
Cash and banks	4,946	9,292
Open-market applications	791,212	886,998
Consumers and concessionaires	725,005	781,126
(-)Provision for credits of questionable liquidation	(77,875)	(499)
Taxes and contributions to recover	10,882	72,103
Stored materials	75,325	74,392
Tax credits	58,184	31,000
Services in course	145,048	104,937
Others	73,452	90,973
	1,806,179	2,050,322
Non-Current Assets
Consumers and concessionaires	34,934	74,145
(-)Provision for credits of questionable liquidation	(3,455)	(5,231)
Taxes and contributions to recover	10,672	8,934
Property and right to be sold	11,559	11,559
Collaterals and linked deposits	31,547	-
Tax credits	242,234	116,732
Others	11,722	6,431
	339,213	212,570
Investments	429,809	250,344
Property, plant and equipment	16,325,441	16,214,918
Intangible	31,710	32,048
	17,126,173	16,709,880
Total Assets	18,932,352	18,760,202

 Marketletter – December  2009

Liabilities	2009	2008 (reclassified)
Current Liabilities
Suppliers	259,558	198,246
Payment-roll	28,145	8,363
Taxes and social contribution	249,022	107,178
Loans and financing	114,417	468,487
Debt charges	5,860	9,516
Income participation	72,145	61,143
Shareholders remuneration	591,696	544,893
Estimated obligations	95,893	78,949
Private security fund	101,328	273,720
Early retirement plan	14,898	-
Research & Development	54,285	69,765
Consumer charges to collect	57,802	19,049
Others	63,770	85,242
	1,708,819	1,924,551

Non-Current Liabilities
Taxes and social contribution	21,053	45,592
Loans and financing	543,169	3,307,765
Private security fund	95,585	125,100
Early retirement plan	259,220	-
Research & Development	120,470	106,187
Consumer charges to collect	15,109	54,539
Provisions for contingencies	411,113	415,434
Others	89,625	7,884
	1,555,344	4,062,501

Stockholders’ Equity
Social Capital	4,539,557	4,196,306
Capital reserves	4,916,199	4,916,199
Income reserves	3,195,703	3,366,249
Accrued income	(1,320)	-
	12,650,139	12,478,754
Resources for capital increase	3,018,050	294,396
	15,668,189	12,773,150
Total Liabilities	18,932,352	18,760,202

 Marketletter – December  2009

Statement of Income for the period ended on December 31 by activity

(R$ thousand)

		2009			2008 (reclassified)
	Generation	Transmission	Total	Generation	Transmission	Total
Operating Revenue
Supply of electric energy	775,272	-	775,272	752,897	-	752,897
Gross supply of electric energy	2,678,711	-	2,678,711	2,883,454	-	2,883,454
Availability of transmission system	-	1,286,137	1,286,137	-	1,208,308	1,208,308
Short-term electric energy (CCEE)	255,783	-	255,783	786,796	-	786,796
Other operating revenues	2,694	6,265	8,959	2,527	6,385	8,912
	3,712,460	1,292,402	5,004,862	4,425,674	1,214,693	5,640,367
Deductions to Operating Revenue
Global Reversion Reserve	(86,190)	(30,590)	(116,780)	(116,415)	(27,967)	(144,382)
ICMS tax on electric energy sale	(88,905)	-	(88,905)	(90,941)	-	(90,941)
Service tax - ISS	(127)	(304)	(431)	(113)	(291)	(404)
Research and Development	(31,693)	(10,902)	(42,595)	(37,970)	(10,290)	(48,260)
Fuel consumption account - CCC	-	(68,749)	(68,749)	-	(79,180)	(79,180)
Energetic development account - CDE	-	(17,029)	(17,029)	-	(18,994)	(18,994)
PROINFA	-	(41,213)	(41,213)	-	(25,281)	(25,281)
PIS/PASEP	(59,051)	(9,890)	(68,941)	(63,212)	(9,302)	(72,514)
COFINS	(272,008)	(45,598)	(317,606)	(291,222)	(42,889)	(334,111)
	(537,974)	(224,275)	(762,249)	(599,873)	(214,194)	(814,067)
Net Operating Revenue	3,174,486	1,068,127	4,242,613	3,825,801	1,000,499	4,826,300
Cost of electric energy service
Cost with electric energy
Electric energy purchased for resale	-	-	-	(43,236)	-	(43,236)
Charges on the use of electric grid	(751,680)	-	(751,680)	(665,257)	-	(665,257)
Cost with operation
Personnel	(68,635)	(165,695)	(234,330)	(56,715)	(148,636)	(205,351)
Material	(3,161)	(5,686)	(8,847)	(4,319)	(7,039)	(11,358)
Fuel for production of electric energy	(7,242)	-	(7,242)	(335,281)	-	(335,281)
Third party services	(13,476)	(31,156)	(44,632)	(14,818)	(32,563)	(47,381)
Financial compensation for the use of hydro resources	(210,061)	-	(210,061)	(164,794)	-	(164,794)
Depreciation and amortization	(348,231)	(205,910)	(554,141)	(349,388)	(197,077)	(546,465)
Inspection fee	(21,677)	(8,753)	(30,430)	(13,434)	(8,399)	(21,833)
Others	47,621	(2,742)	44,879	55,111	(3,856)	51,255
	(1,376,542)	(419,942)	(1,796,484)	(1,592,131)	(397,570)	(1,989,701)
Cost of service rendered to third parties	-	(11)	(11)	136	(528)	(392)
Gross operating income	1,797,944	648,174	2,446,118	2,233,806	602,401	2,836,207
Operating expenses	(509,389)	(758,266)	(1,267,655)	(204,273)	(416,569)	(620,842)
Result of Service	1,288,555	(110,092)	1,178,463	2,029,533	185,832	2,215,365
Financial Revenue (Expense)
Income from financial applications	58,419	19,359	77,778	59,738	17,116	76,854
Monetary variation and arrears –energy sold	29,484	2,247	31,731	65,269	5,003	70,272
Other monetary variation – asset	794	1,845	2,639	631	1,861	2,492
Other financial revenues	37,857	41,381	79,238	20,524	9,441	29,965
Pis/Pasep/Cofins	(444)	(162)	(606)	(452)	(156)	(608)
Debt charges	(370,990)	(59,101)	(430,091)	(430,321)	(57,348)	(487,669)
Monetary variation on loans and financing	51,312	1,705	53,017	(79,546)	(3,817)	(83,363)
Other monetary variations – liability	3,700	9,128	12,828	(14,076)	(34,813)	(48,889)
Other financial expenses	(28,804)	(11,634)	(40,438)	(12,907)	(11,126)	(24,033)
	(218,672)	4,768	(213,904)	(391,140)	(73,839)	(464,979)
Other revenues (expenses)
Revenues	7,080	3,401	10,481	270	1,420	1,690
Expenses	(2,381)	(3,412)	(5,793)	(18,442)	(31,015)	(49,457)
	4,699	(11)	4,688	(18,172)	(29,595)	(47,767)
Operational Result	1,074,582	(105,335)	969,247	1,620,221	82,398	1,702,619
Social contribution	(93,704)	13,720	(79,984)	(142,650)	(3,632)	(146,282)
Income tax	(257,754)	41,870	(215,884)	(394,923)	(6,722)	(401,645)
Fiscal incentives	180,881	(17,728)	163,153	326,640	16,611	343,251
Income before participations	904,005	(67,473)	836,532	1,409,288	88,655	1,497,943
Income participation	(21,048)	(51,097)	(72,145)	(17,221)	(43,431)	(60,652)
Net income for the period	882,957	(118,570)	764,387	1,392,067	45,224	1,437,291
Net income per share (R$)	-	-	18.32	-	-	34.46

 Marketletter – December  2009

Cash Flow for the period ended on December 31

(R$ thousand)

Operating Activities	2009	2008 (Reclassified)
Net income for the period	969,247	1,702,619
Expenses (Revenues) not affecting cash:
Depreciation and amortization	620,440	603,403
Net monetary and currency variations	(68,686)	104,660
Income tax and social contribution	(128,647)	(36,154)
Shareholding participation	(18,452)	(16,467)
Free energy	(1,939)	(11,839)
Provision for contingencies	51,523	89,714
Provision for credits of questionable liquidation	75,600	(199,797)
Correction of judicial deposits	(35,503)	-
Transmission regulatory liability	(302)	(5,470)
Financing charges	450,390	495,909
Early retirement plan	274,118	-
Private fund – actuarial adjustment	131,151	(18,878)
Other	253	24,069
	2,319,193	2,731,769
Financial charges paid to shareholders and related parties	(363,845)	(472,156)
Financial charges paid to financial institutions and other parties	(39,515)	(42,615)
Taxes and social contributions payment	(146,300)	(294,944)
Collaterals and linked deposits	(36,381)	(11,361)
Variation in current asset and liabilities
Consumers, concessionaires and permit holders	95,332	310,831
Stored materials	(933)	(3,326)
Taxes and contributions to recover	221,201	(87,668)
Advances to employees	9,340	(17,009)
Collaterals and linked deposits	(23,547)	40,061
Tax credits	(24,039)	109,778
Services in course	(40,111)	(20,389)
Sale of assets – biomass project	(4,676)	-
Suppliers	61,312	(65,680)
Estimated obligations	16,944	7,475
Income participation	11,002	6,639
Consumer charges to collect	(677)	27,266
Research & Development	(1,197)	4,547
Financial compensation for utilization of hydro resources	4,459	(3,283)
TAC Comunidade Tuxá – Itaparica	(25,724)	-
Other operating assets and liabilities	(68,376)	(947)
	(355,731)	(512,781)
Total of operating activities	1,963,462	2,218,988

Investment Activities
Application in property, plant and equipment and intangible assets	(731,820)	(581,644)
Permanent shareholding participations	(161,103)	(82,597)
Goods and rights for future use	(600)	(1,418)
Property, plant and equipment and intangible discharges	16,355	20,388
Other	(554)	(1,338)
	(877,722)	(646,609)
Financing Activities
Loans and financing obtained in the long-term	112,467	159,456
Payable charges on loans and financing	(452,315)	(978,773)
Shareholders remuneration	(565,178)	(248,236)
Private security fund	(280,846)	(194,001)
Other	-	11,365
	(1,185,872)	(1,250,189)
Total of cash effects	(100,132)	322,190
Cash and cash equivalent – beginning of period	896,290	574,100
Cash and cash equivalent – end of period	796,158	896,290
Cash variation	(100,132)	322,190

 Marketletter – December  2009

                                                       R$ million

EBITDA		EBITDA Margin
2009	2008	2009	2008
1,798.90	2,818.77	42.40%	58.40%

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy MW	Energy generated MWh		Beginning of operation	End of concession
			4th qrt/09	12 months/09
Funil	30.00	15.50	15,675.61	102,177.73	Mar/62	7/7/2015
Pedra	20.01	7.20	4,024.05	50,680.25	Apr/78	7/7/2015
Araras	4.00	2.00	0.01	0.01	Feb/67	7/7/2015
Curemas	3.52	2.00	2,985.36	11,137.98	Jun/57	11/25/2024
Complexo de Paulo Afonso e Moxotó	4,279.60	2,225.00	4,679,968.65	17,110,207.82	Jan/55	10/2/2015
Sobradinho	1,050.30	531.00	1,080,853.02	4,255,605.42	Abp/79	2/9/2022
Luiz Gonzaga	1,479.60	959.00	2,186,432.42	7,925,855.82	Feb/88	10/3/2015
Boa Esperança (Castelo Branco)	237.30	143.00	334,651.75	1,379,328,701	Jan/70	10/10/2015
Xingó	3,162.00	2,139.00	5,263,668.21	19,104,165.71	Abp/94	10/2/2015
Piloto	2.00	-	-	-	Feb/49	7/7/2015
Camaçari	350.00	229.80	582.54	16,835.30	Feb/79	8/10/2007 (*)

(*) Estension request to Aneel, on March 30,2005.  Documentation at the Ministry of Mines and Energy for final decision

Energy sold

Sale	4th qrt/09		12 months/09
	R$ million	MWh	R$ million	MWh
Regulated Contracts - CCEAR	674.63	9,486,765.67	2,519.91	36,213,297.78
Short-term bilateral contracts	11.97	486,439.00	70.18	1,412,525.00
Long-term bilateral contracts	54.96	391,525.72	212.53	1,446,528.75
Contracted load	168.44	1,798,685.81	651.36	6,971,136.02
Total	910.00	12,163,416.20	3,453.98	46,043,487.55

Energy settled through CCEE

	4th qrt/09	12 months/09
MWh	2,057,729.35	9,106,942.33
R$ million	28.28	255.78

Fuel for production of electric energy

		4th qrt/09		12 months/09
Type	Metric unit	Quantity	R$ million	Quantity	R$ million
Natural gas	m³	257,538	0.25	4,134,612	3.46
Diesel oil	L	7,115	0.02	2,249,090	3.78

Losses in generation

4th qrt/09	12 months/09
2.88%	2.83%

Extension of transmission lines (km) – 12/31/09

Concession Área	Extension (km)	Tension	Operation	End of Concession
ANGELIM II-RECIFE II	169.00	500	aug/77	7/7/2015
ANGELIM II-RECIFE II	170.70	500	mar/80	7/7/2015
JARDIM II-CAMAÇARI II	249.40	500	may/00	7/7/2015
GONZAGA-ANGELIM II	248.40	500	feb/77	7/7/2015
GONZAGA-MILAGRES	231.20	500	apr/87	7/7/2015
GONZAGA-OLINDINA	248.60	500	may/76	7/7/2015
LUIZ GONZAGA-SOBRADINHO	290.60	500	oct/79	7/7/2015
MESSIAS-RECIFE II	175.90	500	dec/98	7/7/2015
MILAGRES-QUIXADA	268.70	500	jan/88	7/7/2015
OLINDINA-CAMACARI II	147.20	500	oct/76	7/7/2015
OLINDINA-CAMACARI II	146.90	500	sep/78	7/7/2015
P.AFONSO IV-ANGEL.II	221.50	500	jul/79	7/7/2015
P.AFONSO IV-OLINDINA	212.80	500	jun/78	7/7/2015
P.AFONSO IV-L. GONZAGA	37.40	500	oct/79	7/7/2015
P.AFONSO IV-XINGO	53.80	500	feb/93	7/7/2015
PRES.DUTRA-TERESINA II	207.80	500	may/00	7/7/2015
PRES.DUTRA-TERESINA II	208.00	500	apr/03	7/7/2015
QUIXADA-FORTALEZAII	137.80	500	aug/96	7/7/2015
SOBRAL III-FORTALEZAII	210.80	500	may/00	7/7/2015
S.J.PIAUI-B.ESPERANCA	233.80	500	dec/80	7/7/2015
SOBRADINHO-S.J.PIAUI	211.00	500	oct/80	7/7/2015
SOBRADINHO-LUIZ GONZAGA	316.00	500	jun/88	7/7/2015
TERESINA II-SOBRAL III	334.00	500	may/00	7/7/2015
ULUIZ GONZAGA-L.GONZAGA,	0.60	500	may/79	7/7/2015
ULUIZ GONZAGA-L.GONZAGA,	0.60	500	may/79	7/7/2015
ULUIZ GONZAGA-L.GONZAGA,	0.60	500	may/79	7/7/2015
U.SOBRADINHO-SOBRADINHO,	0.30	500	oct/79	7/7/2015
U.SOBRADINHO-SOBRADINHO,	0.30	500	oct/79	7/7/2015
U.SOBRADINHO-SOBRADINHO,	0.40	500	oct/79	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	dec/79	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	may/80	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	oct/80	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	jul/81	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	dec/81	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	may/83	7/7/2015
USINA XINGO - XINGO	0.90	500	oct/95	7/7/2015
USINA XINGO - XINGO	0.90	500	oct/95	7/7/2015
USINA XINGO - XINGO	0.90	500	oct/95	7/7/2015
USINA.XINGO.- XINGO	0.90	500	oct/95	7/7/2015
USINA XINGO - XINGO	0.80	500	mar/94	7/7/2015
USINA XINGO - XINGO	0.80	500	nov/94	7/7/2015
XINGO-JARDIM	159.70	500	may/00	7/7/2015
XINGO-MESSIAS	218.90	500	feb/93	7/7/2015
Sub-total - 500 kV	5,121.50

 Marketletter – December  2009

Concession Área	Extension (km)	Tension	Operation	End of Concession
ANGELIM-MESSIAS	78.80	230	apr/77	7/7/2015
ANGELIM-MESSIAS	78.80	230	oct/76	7/7/2015
ANGELIM-MESSIAS	79.10	230	aug/86	7/7/2015
ANGELIM-RIBEIRAO	115.60	230	jan/53	7/7/2015
ANGELIM-RECIFE II	171.70	230	jan/67	7/7/2015
ANGELIM-RECIFE II	171.70	230	jan/61	7/7/2015
ANGELIM-TACAIMBO,	64.00	230	mar/63	7/7/2015
ANGELIM-TACAIMBO	64.00	230	mar/73	7/7/2015
ANGELIM-TACAIMBO	65.70	230	jun/98	7/7/2015
B.ESPERANCA-TERESINA	198.00	230	mar/70	7/7/2015
B.ESPERANCA-TERESINA	198.00	230	dec/81	7/7/2015
BONGI-ACONORTE	6.00	230	aug/76	7/7/2015
B.J.DA LAPA-BARREIRAS	233.50	230	dec/90	7/7/2015
BANABUIU-FORTALEZA	177.20	230	oct/65	7/7/2015
BANABUIU-FORTALEZA	176.00	230	jul/78	7/7/2015
BANABUIU-FORTALEZA	176.00	230	aug/78	7/7/2015
BANABUIU-MOSSORO II	177.20	230	jul/03	7/7/2015
BANABUIU-RUSSAS II	110.40	230	may/71	7/7/2015
BOM NOME-MILAGRES	83.70	230	sep/61	7/7/2015
BOM NOME-MILAGRES	84.10	230	dec/74	7/7/2015
BOM NOME-MILAGRES	83.80	230	sep/79	7/7/2015
CAUIPE-SOBRAL	177.50	230	nov/73	7/7/2015
CICERO DANTAS-CATU	200.70	230	mar/68	7/7/2015
CICERO DANTAS-CATU	201.20	230	apr/72	7/7/2015
C.GRANDE-GOIANINHA	99.20	230	feb/70	7/7/2015
C.GRANDE-NATAL II	188.10	230	oct/99	7/7/2015
C.GRANDE-NATAL II	188.10	230	oct/02	7/7/2015
C.GRANDE II-S.CRUZ II	113.40	230	may/79	7/7/2015
C.GRANDE II-PARAISO	118.50	230	oct/78	7/7/2015
CAMACARI-C.METAIS	3.20	230	feb/82	7/7/2015
CAMACARI-CQR	7.20	230	may/92	7/7/2015
CAMACARI-COTEGIPE	22.90	230	jun/70	7/7/2015
CAMACARI-COTEGIPE	23.50	230	oct/76	7/7/2015
CAMACARI-GOV.MANGAB.	83.70	230	sep/82	7/7/2015
CAMACARI-GOV.MANGAB	83.70	230	sep/82	7/7/2015
CAMACARI-JACARACANGA	19.20	230	jul/77	7/7/2015
CAMACARI-JACARACANGA	19.20	230	mar/77	7/7/2015
CAMACARI-MATATU	47.00	230	aug/53	7/7/2015
CAMACARI-PITUACU	39.20	230	oct/84	7/7/2015
CAMACARI-PITUACU	39.20	230	jan/02	7/7/2015
COTEGIPE-JACARACANGA	15.20	230	dec/71	7/7/2015
COTEGIPE-MATATU	30.00	230	may/77	7/7/2015
CATU-CAMACARI	25.00	230	jun/70	7/7/2015
CATU-CAMACARI	25.00	230	aug/53	7/7/2015
CATU-GOV.MANGABEIRA	77.20	230	aug/67	7/7/2015
CATU-ITABAIANINHA	144.60	230	aug/53	7/7/2015
FUNIL-ITAPEBI	197.80	230	jul/90	7/7/2015
FUNIL-ITAPEBI	197.80	230	jul/90	7/7/2015
FORTALEZA-CAUIPE	58.80	230	nov/73	7/7/2015
FORTALEZAII-D.GOUVEIA	7.10	230	jun/89	7/7/2015
FORTALEZAII-D.GOUVEIA	7.10	230	jun/89	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	feb/00	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	apr/00	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	oct/05	7/7/2015
FORTALEZA II-CAUÍPE	57.40	230	nov/03	7/7/2015
FORTALEZA II-CAUÍPE	57.40	230	nov/03	7/7/2015
FORTALEZA II-PICI	27.70	230	may/05	7/7/2015
FORTALEZA II-PICI	27.70	230	may/05	7/7/2015
GOIANINHA-MUSSURE	50.60	230	oct/77	7/7/2015
GOIANINHA-MUSSURE	50.60	230	oct/77	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	24.60	230	dec/68	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	24.60	230	feb/84	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	24.60	230	feb/84	7/7/2015
ICO - ICO U1	1.50	230	mar/97	7/7/2015
ITAPEBI-EUNAPOLIS	47.00	230	jul/90	7/7/2015
ITAPEBI-EUNAPOLIS	47.00	230	jul/90	7/7/2015
IRECE-B.JESUS DA LAPA	285.70	230	sep/81	7/7/2015
ITABAIANINHA-ITABAIANA	77.00	230	aug/53	7/7/2015
ITABAIANA-JARDIM	44.00	230	aug/79	7/7/2015
ITABAIANA-JARDIM	44.00	230	aug/79	7/7/2015
JACAR.-ALUNORDESTE	1.80	230	may/83	7/7/2015
JACARACANGA-DOW	7.90	230	jul/77	7/7/2015
JACARACANGA-DOW	7.80	230	mar/77	7/7/2015
JARDIM-FAFEN	12.50	230	aug/81	7/7/2015
JAGUARARI-JAGUARARI	9.70	230	jan/80	7/7/2015
JAGUARARI-JAGUARARI	9.70	230	apr/81	7/7/2015
JUAZEIROII-S.BONFIMII	148.50	230	jan/80	7/7/2015
JUAZEIROII-S.BONFIMII	148.50	230	apr/81	7/7/2015
LIBRA-LIBRA	1.50	230	dec/91	7/7/2015
MILAGRES-BANABUIU	225.90	230	feb/65	7/7/2015
MILAGRES-BANABUIU	225.10	230	dec/77	7/7/2015
MILAGRES-BANABUIU	225.10	230	dec/77	7/7/2015
MILAGRES-COREMAS	119.40	230	nov/86	7/7/2015
MILAGRES-COREMAS	120.00	230	jul/06	4/3/2035

 Marketletter – December  2009

Concession Área	Extension (km)	Tension	Operation	End of Concession
MILAGRES-TAUÁ	207.00	230	nov/06	4/3/2035
MIRUEIRA-PAU FERRO	22.60	230	oct/99	7/7/2015
MIRUEIRA-GOIANINHA	50.30	230	dec/89	7/7/2015
MESSIAS-MACEIO	26.50	230	nov/02	7/7/2015
MESSIAS-MACEIO	26.50	230	dec/02	7/7/2015
MOSSORO-ACU	71.30	230	jul/87	7/7/2015
MESSIAS-RIO LARGO	11.90	230	aug/86	7/7/2015
MESSIAS-RIO LARGO	11.60	230	oct/76	7/7/2015
MESSIAS-RIO LARGO	11.60	230	apr/77	7/7/2015
OLINDINA-OLINDINA	0.20	230	may/80	7/7/2015
OLINDINA-OLINDINA	0.20	230	may/80	7/7/2015
P.AFONSO-ANGELIM	221.30	230	jan/53	7/7/2015
P.AFONSO-ANGELIM	220.20	230	jan/67	7/7/2015
P.AFONSO-ANGELIM	220.20	230	jan/61	7/7/2015
P.AFONSO-ANGELIM	221.00	230	dec/73	7/7/2015
P.AFONSO-BOM NOME	170.10	230	oct/61	7/7/2015
P.AFONSO-BOM NOME	170.70	230	dec/74	7/7/2015
P.AFONSO-BOM NOME	170.80	230	nov/78	7/7/2015
P.AFONSO-C.DANTAS	134.20	230	mar/68	7/7/2015
P.AFONSO-C.DANTAS	133.80	230	jun/72	7/7/2015
P.AFONSO-ITABAIANA	162.50	230	apr/87	7/7/2015
P.AFONSO-ITABAIANA	162.50	230	sep/85	7/7/2015
P.AFONSO IV-P.AFONSO	1.10	230	oct/79	7/7/2015
P.AFONSO IV-P.AFONSO	1.40	230	feb/81	7/7/2015
PAU FERRO-C.GRANDE	126.00	230	mar/03	7/7/2015
PAU FERRO-C.GRANDE	126.00	230	oct/99	7/7/2015
PIRIPIRI-SOBRAL	167.40	230	aug/73	7/7/2015
PARAISO - NATAL II	97.90	230	apr/79	7/7/2015
PITUACU-NARANDIBA	3.60	230	nov/83	7/7/2015
PITUACU-PITUACU	0.40	230	aug/83	7/7/2015
RECIFE II-JOAIRAM	7.60	230	jan/53	7/7/2015
RECIFE II-JOAIRAM	7.31	230	jan/67	7/7/2015
RECIFE II-JOAIRAM	7.31	230	jan/61	7/7/2015
JOAIRAM-BONGI	6.26	230	jan/53	7/7/2015
JOAIRAM-BONGI	6.37	230	jan/67	7/7/2015
JOAIRAM-BONGI	6.37	230	jan/61	7/7/2015
RECIFE II-GOIANINHA	71.30	230	feb/72	7/7/2015
RECIFE II-GOIANINHA	71.40	230	feb/72	7/7/2015
RECIFE II-MIRUEIRA	31.00	230	jun/80	7/7/2015
RECIFE II-MIRUEIRA	31.40	230	jun/80	7/7/2015
RECIFE II-MIRUEIRA	31.40	230	jun/86	7/7/2015
RECIFE II-PAU FERRO	32.00	230	sep/04	7/7/2015
RECIFE II-PAU FERRO	32.00	230	sep/04	7/7/2015
RECIFE II-PIRAPAMA II	27.60	230	jun/80	7/7/2015
RECIFE II-PIRAPAMA II	27.60	230	jun/80	7/7/2015
RIBEIRAO-RECIFE II	56.70	230	sep/94	7/7/2015
RIO LARGO-PENEDO	122.70	230	jan/98	7/7/2015
RIO LARGO-TRIKEM	23.20	230	jun/76	7/7/2015
RUSSAS II-MOSSORO II	75.00	230	apr/81	7/7/2015
SOBRAL III-SOBRAL II	13.90	230	jul/05	7/7/2015
SOBRAL III-SOBRAL II	13.90	230	jul/05	7/7/2015
S.MENDES-PICOS	99.60	230	mar/86	7/7/2015
S.J.PIAUI-E.MARTINS	172.90	230	feb/98	7/7/2015
S.J.PIAUI-S.MENDES	68.20	230	jul/85	7/7/2015
SR. DO BONFIM-IRECE	214.00	230	sep/81	7/7/2015
S.CRUZ II-NATAL II	101.30	230	may/79	7/7/2015
SAPEAÇU-FUNIL	193.80	230	dec/68	7/7/2015
SAPEAÇU-FUNIL	192.10	230	feb/84	7/7/2015
SAPEAÇU-S.ANTO.JESUS	31.00	230	apr/97	7/7/2015
S.ANTO.JESUS-FUNIL	161.90	230	apr/97	7/7/2015
TACAIMBO-C.GRANDE II,	124.70	230	jun/85	7/7/2015
TACAIMBO-C.GRANDE II	124.70	230	jun/85	7/7/2015
TERESINA I-TERESINAII	25.00	230	sep/02	7/7/2015
TERESINA I-TERESINAII	25.00	230	sep/02	7/7/2015
TERESINA-PIRIPIRI	154.70	230	nov/71	7/7/2015
U.APO.SALES-P.AFONSO	5.80	230	oct/77	7/7/2015
U.APO.SALES-P.AFONSO	5.70	230	mar/77	7/7/2015
U.B.ESPER.-B.ESPER.	2.80	230	dec/80	7/7/2015
SOBRADINHO-JUAZEIROII	42.50	230	jan/80	7/7/2015
SOBRADINHO-JUAZEIROII	42.50	230	apr/81	7/7/2015
USINA II-P.AFONSO	0.60	230	oct/61	7/7/2015
USINA II-P.AFONSO	0.70	230	dec/64	7/7/2015
USINA II-P.AFONSO	0.60	230	may/67	7/7/2015
USINA II-P.AFONSO	0.70	230	may/67	7/7/2015
USINA II-P.AFONSO	0.70	230	dec/67	7/7/2015
USINA III-P.AFONSO	0.60	230	oct/71	7/7/2015
USINA III-P.AFONSO	0.60	230	apr/72	7/7/2015
USINA III-P.AFONSO	0.60	230	apr/74	7/7/2015
USINA III-P.AFONSO	0.60	230	aug/74	7/7/2015
USINA I-P.AFONSO	0.60	230	jan/55	7/7/2015
USINA I-P.AFONSO	0.60	230	jan/55	7/7/2015
Sub-total - 230 kV	12,657.52
C.GRANDE II-S.CRUZ II	117.30	138	apr/63	7/7/2015
C.GRANDE II-S.CRUZ II	117.30	138	jan/68	7/7/2015
C.NOVOS-S.DO MATOS	38.80	138	dec/67	7/7/2015
SANTANA DO MATOS-ACU	49.50	138	dec/67	7/7/2015
S.CRUZ II-C.NOVOS II	55.00	138	oct/65	7/7/2015
USINA II-ZEBU	6.00	138	dec/64	7/7/2015
Sub-total - 138 kV	383.90
ABAIXADORA-MULUNGU	6.50	69	may/75	7/7/2015
ABAIXADORA-MOXOTO	5.30	69	feb/70	7/7/2015
ABAIXADORA-ZEBU	5.40	69	oct/72	7/7/2015
C.GRANDE I-BELA VISTA	9.20	69	sep/93	7/7/2015
C.GRANDE II-BELA VISTA	7.20	69	oct/89	7/7/2015
C.GRANDE II-C.GRANDE I	9.30	69	may/64	7/7/2015
CAMACARI-CAMACARI	1.40	69	jun/60	7/7/2015
COTEGIPE-CATU	48.70	69	jun/60	7/7/2015
COTEGIPE-CATU	48.70	69	jun/60	7/7/2015
JABOATAO-RECIFE.II	3.10	69	jan/65	7/7/2015
M.REDUZIDO-M.REDUZIDO	0.50	69	apr/73	7/7/2015
MATATU-PITUACU	7.40	69	jun/60	7/7/2015
MATATU-PITUACU	7.30	69	jun/60	7/7/2015
PIRAPAMA II-RECIFE II	21.00	69	jan/65	7/7/2015
PITUACU-COTEGIPE	22.10	69	jun/60	7/7/2015
PITUACU-COTEGIPE	21.90	69	jun/60	7/7/2015
S.CRUZ II-NATAL II	89.30	69	jan/64	7/7/2015
USINA DE PEDRA-JEQUIE	20.50	69	nov/78	7/7/2015
VILA ZEBU-ITAPARICA	27.00	69	jul/77	7/7/2015
ZEBU-MOXOTO	7.20	69	apr/83	7/7/2015
ZEBU-XINGO	56.50	69	aug/81	7/7/2015
Sub-total 69 kV	425.50
Total	18,588.42

 Marketletter – December  2009

 Marketletter – December  2009

Average tariff – R$/MWh

4th qrt/09	12 months/09
75.30	74.88

Main investments - R$ million

Project	4th qrt/09	12 months/09
Transmission	97.32	443.75
Extension of the Northeast Transmission System	15.07	134.47
Reinforcement and improvement of the transmission system	28.39	174.09
Maintenance of transmission system	17.16	89.89
SUAPE II / SUAPE III - enterprise	36.70	45.30
Generation	68.18	206.95
Maintenance of generation system	15.47	48.65
Studies for generation expansion	1.44	12.54
Resettlement of Itaparica	51.27	145.76
Infra-structure	48.43	81.11
Real Estate	5.02	11.93
Maintenance of equipment/vehicles/furniture	24.47	31.20
Maintenance of info assets.	18.94	37.98
Total	213.93	731.81

 Marketletter – December  2009

New owner investments  – Transmission

Project	State Venue	Total Investment R$ million	Extension of the lines - Km	Beginning of Operation	End of concession
LT 230 kV Eunápolis/Teixeira de Freitas II C1	BA	58.7	152	04/05/2011	10/16/2038
LT 230 kV Funil/Itapebi C3	BA	49.3	198	12/15/2010	04/20/2037
LT 230 kV Ibicoara/Brumado C1	BA	82.0	95	05/30/2010	06/14/2037
LT 230 kV Jardim/Penedo C1	SE / AL	30.5	110	12/15/2010	03/17/2038
LT 230 kV Milagres/Coremas C2	CE / PB	20.9	120	08/16/2009	03/04/2035
LT 230 kV Picos/Tauá II C1	PI / CE	97.8	183,2	09/30/2010	06/14/2037
SE Suape II 500/230 kV e SE Suape III 230/69 kV, com seccionamento da LT 500 kV Messias/Recife II C1 e 230 kV Pirapama/Termopernambuco C1/C2	PE	175.2	45 km CS 500 Kv 10.8 km CD 230 kV	01/28/2011	01/28/2039
LT 230 kV Eunápolis/Teixeira de Freitas II C2	BA	36.6		04/05/2011	08/03/2039
LT 230 kV Pau Ferro – Santa Rita II	PE, PB, AL, RN	148.28	116.3	06/03/2011	08/03/2039
LT 230 kV Paulo Afonso III – Zebu
SE 230/69 kV – 300 MVA – Santa Rita II
SE 230/69 kV – 200 MVA – Zebu
SE 230/69 kV – 300 MVA – Natal III

Loans and Financing – R$ million

Creditor	Balance on 12/31/09	Date due	Currency
ELETROBRAS
ECF-1761/98	37.86	28/2/2011	R$
ECF-1762/98	56.27	30/12/2010	R$
ECF2561-A/07	151.95	30/9/2018	R$
ECF-2648/07	7.91	30/12/2018	R$
ECF-2684/08	0.52	30/5/2015	R$
Financial institutions
Banco do Brasil - 343.400.336	14.53	16/2/2012	R$
Banco do Brasil - 343.400.338	150.53	16/2/2012	R$
Banco do Brasil - 343.400.342	15.19	26/2/2012	R$
Banco do Brasil - 343.400.348	15.52	26/3/2012	R$
Banco do Brasil - 343.400.353	15.85	26/4/2012	R$
Banco do Brasil - 343.400.359	15.75	26/5/2012	R$
Banco do Brasil - 343.400.363	16.38	26/6/2012	R$
Banco do Brasil - 343.400.367	12.04	26/7/2012	R$
Banco do Nordeste	153.30	30/8/2020	R$
Gran total	663.60

Contract obligations on 12/31/09 – R$ million

Loans and Financing	2010	2011	2012	2013	2014	After 2014
Generation	6.71	0.93	250.89	0.93	0.93	3.32
Transmission	113.57	38.43	32.75	32.75	32.75	149.64
Total	120.28	39.36	283.64	33.68	33.68	152.96

 Marketletter – December  2009

Partnership

Generation

SPC/ Consortium	Object	Installed Capacity	Guaranteed Energy	Participation	Enterprise Value	Partnership		Beginning operation	Beginning construction	End concession

				%	R$ million	Partners	%
Energética Águas da Pedra S.A.	UHE Dardanelos	261 MW	154.9	24,5	760.8	Neoenergia	51	2011	2007	2042
						Eletronorte	24.5
ESBR Participações S.A.	UHE Jirau	3,300 MW	1,975.40	20	10,000.00	Suez Energy Ltda	50.1	2013	2008	2043
						Camargo Correa	9.9
						Eletrosul	20
						Chesf	49.0
						Mar e terra Lrda	0.5

Transmission

SPC/ Consortium	Object	TL Extension	Participation %	Enterprise Value R$ million	Partnership		In operation
					Partners	%	Yes	No
STN – Sistema de Transmissão Nordeste S.A.	LT (Teresina/Sobral/	546 km	49	516,2	Alusa	51	X
	Fortaleza), 500 kV
Integração Transmissora de Energia S.A. - INTESA	LT (Colinas/Miracema/ urupi/Peixe 2/ Serra da Mesa 2), 500 kV	695 km	12	500	Fundo de Investimentos em Participações Brasil Energia – FIP	51	X
					Eletronorte	37
Manaus Transmissora de Energia S.A.	LT - Oriximiná/Itacoatiara, CD, 500 kV	375 km	19,5	1.289,49	Eletronorte	30		X
	LT- Itacoatiara / Cariri CD, 500 kV,	212 km			Abengoa Concessões Brasil Holding S.A.	50,5
	SE-Itacoatiara 500/138 kV e SE -Cariri 500/230 kV
Interligação Elétrica do Madeira S.A.	LT - Coletora Porto Velho (RO) - Araraquara 2 (SP), Nº 01, em CC, +/- 600kV	2.375 km	24,5	2.975,90	Furnas	24,5		X
	Estação Retificadora Nº 02 CA/CC, 500KV/ +/- 600KV - 3.150MW				CTEEP	51
	Estação Inversora Nº 02 CC/CA, +/- 600KV/500KV - 2.950MW
Consórcio Nordeste de Transmissão	LT - São Luiz II / São Luiz III (MA), 230 kv	96 Km	49	240,0	ATP Engenharia Ltda	51		X
	SE - Pecém II (CE), 500 kv
	SE - Aquiraz II (CE), 230 kv

 Marketletter – December  2009

SPC/ Consortium	Object	TL Extension	Participation %	Enterprise Value R$ million	Partnership		In operation
					Partners	%	Yes	No
STN – Sistema de Transmissão Nordeste S.A.	LT (Teresina/Sobral/	546 km	49	516.2	Alusa	51	X
	Fortaleza), 500 kV
Integração Transmissora de Energia S.A. - INTESA	LT (Colinas/Miracema/ urupi/Peixe 2/ Serra da Mesa 2), 500 kV	695 km	12	500	Fundo de Investimentos em Participações Brasil Energia – FIP	51	X
					Eletronorte	37
Manaus Transmissora de Energia S.A.	LT - Oriximiná/Itacoatiara, CD, 500 kV	375 km	19.5	1,289.49	Eletronorte	30		X
	LT- Itacoatiara / Cariri CD, 500 kV,	212 km			Abengoa Concessões Brasil Holding S.A.	50.5
	SE-Itacoatiara 500/138 kV and SE -Cariri 500/230 kV
Interligação Elétrica do Madeira S.A.	LT - Coletora Porto Velho (RO) - Araraquara 2 (SP), Nº 01, in CC, +/- 600kV	2,375 km	24.5	2.975.90	Furnas	24.5		X
	Estação Retificadora Nº 02 CA/CC, 500KV/ +/- 600KV - 3.150MW				CTEEP	51
	Estação Inversora Nº 02 CC/CA, +/- 600KV/500KV - 2.950MW
Consórcio Nordeste de Transmissão	LT - São Luiz II / São Luiz III (MA), 230 kv		49		ATP Engenharia Ltda	51		X
	SE - Pecém II (CE), 500 kv
	SE - Aquiraz II (CE), 230 kv

Construction

SPC/ Consortium	Object	Participation %	Partnership	In operation
			Partners	%	Yes	No
Manaus Construtora Ltda	Construção e Manutenção das Linhas de Transmissão e Subestações da Manaus Transmissora S/A	19.5	Eletronorte	30.0	X
			Abengoa Concessões Brasil Holding S.A.	50.5

Number of employees – 12/31/09

Composition of employees by tenure (years)

to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
762	666	111	5	1,659	2,432	5,635

Department	Number of employees
Field	3,469
Administrative	2,166

 Marketletter – December  2009

Complementary work force – 12/31/09

Others
12

 Marketletter – December 2009

Balance Sheet for the period ended on December 31

(R$ thousand)

Assets	2009	2008 (reclassified)
Current Assets
Cash and banks	89,501	1,766
Open-market applications	712,832	1,284,728
Consumers, concessionaires and affiliates	1,298,320	1,062,777
Loans and Financing	6,149	254,354
Subsidiaries and related companies	433,397	42,449
Expenses to reimburse	195,178	75,776
Debtors	83,320	88,931
Other credits	33,550	25,893
Provision for credits of questionable liquidation	(837,270)	(637,737)
Stored materials	80,713	82,762
Expenses paid in advance	8,294	9,996
	2,103,984	2,291,695
Non-Current Assets
Concessionaires and affiliates	4,686	59,083
Loans and Financing	21,865	421,911
Holding	12,177	3,520
ICMS tax to recover	730,715	622,232
Legal deposits	378,393	133,460
Debtors	20,527	22,303
Other credits	968	807
Provision for credits of questionable liquidation	(751,426)	(682,054)
Expenses paid in advance	38,712	32,964
Property for sale	439	419
	457,056	614,645
Investments	615,581	391,761
Property, plant and equipment	14,765,235	14,593,301
Intangible	12,321	18,035
	15,850,193	15,617,742
Total Assets	17,954,177	17,909,437

 Marketletter – December 2009

Liabilities and Stockholders Equity	2009	2008 (reclassified)
Current Liabilities
Suppliers	480,732	271,294
Payment-roll	18,611	17,386
Loans and financing	416,324	433,762
Debt charges	13,072	18,593
Regulatory taxes	71,421	89,959
Private security fund	4,264	3,902
Taxes and social contributions	88,404	81,345
Shareholders remuneration	288,744	-
Income participation	72,185	-
Research and development	77,800	69,956
Pre-sale of energy	39,292	37,778
Estimated obligations	57,052	46,451
Covenants	138,920	28,266
Provisions	22,319	121,515
Other payable accounts	68,487	74,560
	1,857,627	1,294,767

Non-Current Liabilities
Loans and financing	3,870,552	8,162,364
Taxes and social contributions	-	29,406
Research and development	14,198	28,540
Pre-sale of energy	978,980	1,018,488
Environmental compensation - UHE Tucuruí	296,756	328,135
Provisions	707,567	857,704
Other payable accounts	1,434	1,368
	5,869,487	10,426,005
	7,727,114	11,720,772
Stockholders’ Equity and Resources for capital increase
Social Capital	4,177,205	4,177,205
Capital Reserves	2,011,460	2,011,460
Profit reserve	15,197	-
	6,203,862	6,188,665
Resources for capital increase	4,023,201	-
	10,227,063	6,188,665
Total Liabilities and Stockholders’ Equity and Resources for capital increase	17,954,177	17,909,437

 Marketletter – December 2009

 Statement of Income for the period ended on December 31, by activity

(R$ thousand)

	2009
	Generation	Transmission	Comercialization	Other	Total
Operating Revenue
Supply of electric energy	1,039,001	-	-	-	1,039,001
Gross supply of electric energy	1,704,353	-	259,267	-	1,963,620
Electric energy traded at CCEE	126,372	-	-	-	126,372
Availability of transmission grid	-	767,537	-	-	767,537
Other operating revenues	255,805	26,838	142	-	282,785
	3,125,531	794,375	259,409	-	4,179,315
Deductions to Operating Revenue
Sales taxes - ICMS	(24,658)	-	(34,009)	-	(58,667)
Social contribution – PASEP	(43,997)	(6,543)	(3,392)	-	(53,932)
Social contribution – COFINS	(202,663)	(30,176)	(15,637)	-	(248,476)
Service tax - ISS	(44)	(976)	(3)	-	(1,023)
Global Reversion Reserve	(71,798)	(19,219)	(5,298)	-	(96,315)
Energetic development account - CDE	(33,937)	-	-	-	(33,937)
Fuel consumption account - CCC	(137,187)	-	-	-	(137,187)
Research and Development	(25,064)	(7,261)	(1,989)	-	(34,314)
Proinfa	(81,972)	-	-	-	(81,972)
	(621,320)	(64,175)	(60,328)	-	(745,823)
Net Operating Revenue	2,504,211	730,200	199,081	-	3,433,492
Cost of electric energy service
Cost of electric energy
Electric energy purchased for resale	(13,301)	-	(226,677)	-	(239,978)
Charges on the use of electric grid	(520,282)	-	-	-	(520,282)
	(533,583)	-	(226,677)	-	(760,260)
Operating expenses
Personnel	(181,092)	(223,117)	-	-	(404,209)
Material	(46,753)	(23,436)	-	-	(70,189)
Third party services	(88,992)	(45,825)	-	-	(134,817)
Fuel for production of electric energy	(296,906)	-	(665,739)	-	(962,645)
Fossil fuel instalment subsidized by CCC (Fossil fuel account)	277,171	-	616,156	-	893,327
Financial compensation for the use of hydro resources	(181,491)	-	-	-	(181,491)
Depreciation and amortization	(413,778)	(189,850)	-	-	(603,628)
Provisions and reversions	(190,877)	(22,159)	(797)	-	(213,833)
Others	(14,834)	(12,017)	-	-	(26,851)
	(1,137,552)	(516,404)	(50,380)	-	(1,704,336)
Cost of third party services	(1,544)	(5,373)	-	-	(6,917)
	(1,672,679)	(521,777)	(277,057)	-	(2,471,513)
Gross operational income	831,532	208,423	(77,976)	-	961,979
Operating expenses
Sales expenses	(58,005)	(11,614)	(103,127)	-	(172,746)
Administrative and general expenses	(210,366)	(209,718)	(11,707)	-	(431,791)
Other operating expenses	77,982	79,427	3,554	-	160,963
	(190,389)	(141,905)	(111,280)	-	(443,574)
Service result	641,143	66,518	(189,256)	-	518,405
Revenue from multi-media communication	-	-	-	9,186	9,186
Result on the Equity Method	-	-	-	(31,323)	(31,323)
Financial Revenue (Expense)
Income from financial applications	92,375	1,835	100	-	94,310
Monetary increase	65,649	-	-	-	65,649
Monetary variation – asset	27,888	25,494	4,815	-	58,197
Monetary variation – liability	85,374	180,708	17,161	-	283,243
Debt charges	(1,226,012)	(32,560)	(5,124)	-	(1,263,696)
Others	28,309	9,338	9,274	8	46,929
	(926,417)	184,815	26,226	8	(715,368)
Other revenues (expenses)	589,612	(6,811)	(320)	-	582,481
Income (Loss) before income tax and social contribution	304,338	244,522	(163,350)	(22,129)	363,381
Income tax to compensated	12,745	-	-	-	12,745
Income (loss) before participation	317,083	244,522	(163,350)	(22,129)	376,126
Income participation	(40,424)	(31,761)	-	-	(72,185)
Net income (Loss) for the period	276,659	212,761	(163,350)	(22,129)	303,941
Income (Loss) per share - R$	3.36	2.58	(1.98)	(0.27)	3.69

 Marketletter – December 2009

	2008
	Generation	Transmission	Comercialization	Other	Total
Operating Revenue
Supply of electric energy	1,376,915	-	-	-	1,376,915
Gross supply of electric energy	1,725,830	-	290,311	-	2,016,141
Electric energy traded at CCEE	211,345	-	-	-	211,345
Availability of transmission grid	-	703,708	-	-	703,708
Other operating revenues	249,902	24,130	199	-	274,231
	3,563,992	727,838	290,510	-	4,582,340
Deductions to Operating Revenue
Sales taxes - ICMS	(24,078)	-	(28,066)	-	(52,144)
Social contribution – PASEP	(49,700)	(5,280)	(2,865)	-	(57,845)
Social contribution – COFINS	(228,945)	(24,357)	(13,206)	-	(266,508)
Service tax - ISS	(78)	(804)	(3)	-	(885)
Global Reversion Reserve	(86,285)	(18,446)	(6,876)	-	(111,607)
Energetic development account - CDE	(37,169)	-	-	-	(37,169)
Fuel consumption account - CCC	(159,455)	-	-	-	(159,455)
Research and Development	(29,007)	(6,663)	(2,369)	-	(38,039)
Proinfa	(48,655)	-	-	-	(48,655)
	(663,372)	(55,550)	(53,385)	-	(772,307)
Net Operating Revenue	2,900,620	672,288	237,125	-	3,810,033
Cost of electric energy service
Cost of electric energy
Electric energy purchased for resale	(27,878)	-	(304,449)	-	(332,327)
Charges on the use of electric grid	(466,255)	-	-	-	(466,255)
	(494,133)	-	(304,449)	-	(798,582)
Operating expenses
Personnel	(191,627)	(242,494)	-	-	(434,121)
Material	(35,612)	(11,796)	-	-	(47,408)
Third party services	(75,392)	(37,061)	-	-	(112,453)
Fuel for production of electric energy	(224,062)	-	(918,198)	-	(1,142,260)
Fossil fuel instalment subsidized by CCC (Fossil fuel account)	193,193	-	832,041	-	1,025,234
Financial compensation for the use of hydro resources	(155,768)	-	-	-	(155,768)
Depreciation and amortization	(435,266)	(180,880)	-	-	(616,146)
Provisions and reversions	(290,492)	3,333	(76,621)	-	(363,780)
Others	(15,678)	(15,646)	(1,170)	-	(32,494)
	(1,230,704)	(484,544)	(163,948)	-	(1,879,196)
Cost of third party services	(1,870)	(3,116)	-	-	(4,986)
	(1,726,707)	(487,660)	(468,397)	-	(2,682,764)
Gross operational income	1,173,913	184,628	(231,272)	-	1,127,269
Operating expenses
Sales expenses	(19,280)	(18,950)	(326,370)	-	(364,600)
Administrative and general expenses	(209,014)	(219,271)	(8,521)	-	(436,806)
Other operating expenses	(45,410)	(44,218)	(1,790)	-	(91,418)
	(273,704)	(282,439)	(336,681)	-	(892,824)
Service result	900,209	(97,811)	(567,953)	-	234,445
Revenue from multi-media communication	-	-	-	4,827	4,827
Result on the Equity Method	-	-	-	(468,640)	(468,640)
Financial Revenue (Expense)
Income from financial applications	154,697	26,472	1,031	-	182,200
Monetary increase	56,985	-	-	-	56,985
Monetary variation – asset	28,801	26,845	4,766	-	60,412
Monetary variation – liability	(459,511)	(218,275)	(24,613)	-	(702,399)
Debt charges	(1,054,265)	(41,450)	(4,916)	-	(1,100,631)
Others	(5,410)	(1,501)	2,370	10	(4,531)
	(1,278,703)	(207,909)	(21,362)	10	(1,507,964)
Other revenues (expenses)	(641,454)	(14,421)	(31,351)	-	(687,226)
Income (Loss) before income tax and social contribution	(1,019,948)	(320,141)	(620,666)	(463,803)	(2,424,558)
Income tax to compensated	-	-	-	-	-
Income (loss) before participation	(1,019,948)	(320,141)	(620,666)	(463,803)	(2,424,558)
Income participation	-	-	-	-	-
Net income (Loss) for the period	(1,019,948)	(320,141)	(620,666)	(463,803)	(2,424,558)
Income (Loss) per share - R$	(12.39)	(3.89)	(7.54)	(5.63)	(29.44)

 Marketletter – December 2009

Cash Flow for the period ended on December 31

(R$ thousand)

	2009	2008
Operating Activities
Income (Loss) before income tax	363,381	(2,424,558)
Expenses(revenues) not affecting cash
Depreciation and amortization	618,467	631,883
Monetary increase	(65,649)	(56,985)
Monetary and currency variation - assets	(58,197)	(60,412)
Monetary and currency variation - liabilities	(283,243)	702,399
Financial charges	1,263,696	1,100,631
Financial charges granted	(3,785)	(53,080)
Equity method	31,323	468,640
Income tax to compensated	(12,745)	-
Provision for credits of questionable liquidation	286,938	659,406
Liability provision	(149,768)	120,389
Property, plant and equipment sales	262,317	34,843
Deferred sales	-	6,360
Income participation	72,185	-
(Reversion)Provision recoverable assets reduction	(598,269)	649,252
	1,726,651	1,778,768
Variation of operational asset
Consumers, concessionaires and affiliates	(115,497)	(78,169)
Subsidiaries, related companies and holding	(399,606)	(38,673)
Credit taxes	(80,601)	(49,107)
Debtors	(19,227)	(3,392)
Stored materials	2,049	(11,147)
Expenses paid in advance	(4,046)	962
Other	(111,122)	(235,850)
	(728,050)	(415,376)
Variation of operational liability
Suppliers	209,438	309,558
Stockholders remuneration	288,744	-
Payment-roll	1,225	2,200
Income participation	(72,185)	-
Regulatory taxes	(18,538)	(6,543)
Private security fund	362	(10,621)
Taxes and social contributions	(22,347)	(19,317)
Research and development	(6,498)	19,353
Pre-sale of energy	(37,994)	(35,687)
Estimated obligations	10,601	9,175
Other	3,368	(228,557)
	356,176	39,561
	1,354,777	1,402,953
Financial charges payable	(437,312)	(420,778)
Financial charges receivable	3,889	20,732
Legal deposits	(205,721)	(20,124)
	(639,144)	(420,170)
	715,633	982,783
Financing Activities
Loans and financing obtained	41,766	-
Loans and financing payable - principal	(4,893,802)	(238,012)
Stockholders remuneration	(288,744)
Resources for capital increase	4,023,201	-
	(1,117,579)	(238,012)
Investment Activities
Loans and financing granted	-	(225,147)
Receivables from loans and financing granted	653,780	123,449
Acquisition of permanent assets	(480,851)	(347,703)
Equity participation	(259,508)	(108,068)
Equity investment receivables	4,364	5,215
Remuneration adjustment of previous years	-	(4,184)
Net investment activities	(82,215)	(556,438)
Increase in cash and cash equivalent	(484,161)	188,333
Cash and cash equivalent – beginning of period	1,286,494	1,098,161
Cash and cash equivalent – end of period	802,333	1,286,494
Increase in cash and cash equivalent	484,161	(188,333)

 Marketletter – December 2009

                                                                                                     R$ million

EBITDA		EBITDA Margin
2009	2008	2009	2008
1,090.71	381.95	31.77%	10.02%

Market Data

Energy generated

Plant	Installed	Guaranteed	Energy generated MWh		Beginning of	End of	Beginning of concession /
	Capacity - MW	Energy - MW	4th qrt/09	12 months/09	operation	concession	authorization (Eletronorte)
UHE Coaracy Nunes	76.95		80,072	543,449	10/01/1975	07/08/2015
Complexo de Tucuruí	8.370.00	4,140	6,710,940	41,433,235	11/10/1984	07/11/2024	Concession Decree 74,279 07/11/1974 – First Unit – 12/30/1984 - Regulation DNAEE 58 of 05/18/1983
UHE Samuel	216.75	85.21	162,830	910,700	07/26/1989	09/14/2009	Concession Decree 83,975 09.14.1979
UHE Curuá-Una	30.30	24	66,164	249,986	07/21/1977	07/27/2028	Concession transfer of UHE Curuá-Una from CELPA to ELETRONORTE as per Resolução Autorizativa Nº 345, of 18 October, 2005.
UTE Electron	120.00		0	0	06/2005	undefined	Regulation 156 of 07/06/1990, authorizes ELETRONORTE to build regularization purposes biuld
UTE Rio Madeira	119.35		1,626	7,475	04/1968	undefined	Regulation MME 1,130 of 08/09/1988 authorizes ELETRONORTE to biuld Rio Madeira plant.
UTE Santana	178.10		224,567	577,719	01/1993	undefined	Regulation 414 of 2/12/1994 authorized ELETRONORTE biuld Santana plant.
UTE Rio Branco I	18.60		0	4	02/1998	undefined	Regulation 156 of 06/07/1990, authorized ELETRONORTE biuld for regularization purposes
UTE Rio Branco II	31.80		0	8	04/1981	undefined	Regulation 156 of 06/07/1990, authorizes ELETRONORTE biuld for regularization purposes
UTE Rio Acre	45.49		605	3,904	04/1994	undefined

Regulation DNAEE 235 of 21/10/1988 and Regulation MME 343 of 19/05/1989, authorizes Eletronorte to biuld UTE Rio Acre (3 x 10.000 kW); Regulation DNAEE 606 of 31/08/1994  overides Regulation DNAEE 235 and authorizes the installation of 2 generators of 21,500 KW.

UTE Senador Arnon Afonso Farias de Mello	85.92			0		undefined	Regulation ANEEL 1.018 dated 21/08/2007 autorizes transfer of UTE from Boa Vista Energia to ELETRONORTE.

 Marketletter – December 2009

Electric energy purchased for resale

	4th qrt/09	12 months/09
MWh	1,331,896	4,742,547
R$ million	95.2	361.4

Energy sold

Sale	4th qrt/09		12 months/09
	R$ million	MWh	R$ million	MWh
Through auction	318.32	3,835,624.41	1,175.91	14,474,366.24
Through free market agreements or bilateral contracts	512.23	5,543,662.83	1,973.20	23,370,040.52
Total	830.55	9,379,287.24	3,149.11	37,844,406.76

CCEE liquidation – Sold

Type of contract	UNIT	4th qrt/09	12 months/09
CCEE	R$ million	55.46	266.73
	MWh	3,405,566.16	15,775,765.85
	MWaverage	1,543.08	7,216.29

CCEE liquidation - Purchase

Type of contract	UNIT	4th qrt/09	12 months/09
CCEE	R$ million	66.77	143.35
	MWh	5,823,599.00	9,950,008.10
	MWaverage	2,638.70	4,514.80

CCEE liquidation - Net

Type of contract	UNIT	4th qrt/09	12 months/09
CCEE	R$ million	(11.31)	123.38
	MWh	(2,418,032.84)	5,825,757.75
	MWaverage	(1,095.62)	2,701.49

Losses in generation - %

4th qrt/09	12 months/09
0.18	0.11

Losses in transmission - % - (Isolated system)

4th qrt/09	12 months/09
1.42	2.83

 Marketletter – December 2009

Extension of transmission lines (km) – 12/31/09

Extension of transmission lines (km) – 12/31/09

Concession Area		Extension (km)	Tension	Beginning operation		End of concession
Isolated system
BOA VISTA	SANTA ELENA	190.2	230	JULY	2001	JULY de 2015
Sub-total 230 kV		190,20
COARACY NUNES	SANTANA	108	138	OCTOBER	1975	JULY de 2015
COARACY NUNES	SANTANA	109	138	FEBRUARY	2005	JULY de 2015
SANTANA	PORTUÁRIA	4	138	APRIL	1996	JULY de 2015
COARACY NUNES	TARTARUGALZINHO	87	138	JUNE	2000	JULY de 2015
Sub-total 138 kV		308,00
SANTANA	MACAPÁ II	20	69	NOVEMBER	1996	JULY de 2015
SANTANA	EQUATORIAL	13	69	AUGUST	2000	JULY de 2015
TARTARUGALZINHO	CALÇOENE	130	69	DECEMBER	2001	JULY de 2015
TARTARUGALZINHO	AMAPÁ	17	69	FEBRUARY	2002	JULY de 2015
EQUATORIAL	MACAPÁ	0	69	NOVEMBER	2005	JULY de 2015
SANTANA	SANTA RITA	12.6	69	DECEMBER	2007	JULY de 2015
EQUATORIAL	SANTA RITA	5.09	69	SEPTEMBER	2008	JULY de 2015
Sub-total 69 kV		197,69
Isolated system Total		695.89
Interconnected system
COLINAS	MIRACEMA	173.97	500	MARCH	1999	JULY de 2015
IMPERATRIZ	COLINAS	342.6	500	MARCH	1999	JULY de 2015
IMPERATRIZ	MARABÁ	181.09	500	APRIL	1981	JULY de 2015
IMPERATRIZ	MARABÁ	181.82	500	MARCH	1988	JULY de 2015
IMPERATRIZ	PRES. DUTRA	386.6	500	OCTOBER	1982	JULY de 2015
IMPERATRIZ	PRES. DUTRA	385.3	500	FEBRUARY	1988	JULY de 2015
TUCURUÍ	MARABÁ	222.14	500	OCTOBER	1981	JULY de 2015
TUCURUÍ	MARABÁ	221.7	500	FEBRUARY	1988	JULY de 2015
PRES. DUTRA	BOA ESPERANÇA	205.39	500	OCTOBER	1982	JULY de 2015
SÃO LUIZ II	PRES. DUTRA	299.83	500	JULY	1984	JULY de 2015
SÃO LUIZ II	PRES. DUTRA	297.85	500	MARCH	1986	JULY de 2015
TUCURUÍ	VILA DO CONDE	327.1	500	DECEMBER	1981	JULY de 2015
TUCURUÍ ( USINA )	TUCURUÍ ( SE )	10.71	500	NOVEMBER 1984 a MAY 2005
Sub-total 500 kV		3,236,10
ALTAMIRA	RURÓPOLIS	330.02	230	OCTOBER	1988	JULY de 2015
BARRA PEIXE	RONDONÓPOLIS	216.79	230	OCTOBER	1997	JULY de 2015
RONDONÓPOLIS	COXIPÓ	187.80	230	SEPTEMBER	1988	JULY de 2015
RONDONÓPOLIS	COXIPÓ	187.80	230	JULY	1984	JULY de 2015
COXIPÓ	NOBRES	105.00	230	APRIL	2001	JULY de 2015
NOBRES	SINOP **	346.00	230	AUGUST	2008	JULY de 2015
GUAMÁ	UTINGA	19.40	230	DECEMBER	1981	JULY de 2015
GUAMÁ	UTINGA	19.40	230	DECEMBER	1981	JULY de 2015
IMPERATRIZ	PORTO FRANCO	110.10	230	OCTOBER	1994	JULY de 2015
JAURU	COXIPÓ	366.00	230	JUNE	2003	JULY de 2015
JAURU	COXIPÓ	366.00	230	JUNE	2003	JULY de 2015
MIRANDA II	PERITORÓ	94.20	230	DECEMBER	2002	JULY de 2015
PRES. DUTRA	PERITORÓ	115.00	230	MARCH	2003	JULY de 2015
PERITORÓ	COELHO NETO	223.00	230	JULY	2006	JULY de 2015
COELHO NETO	TERESINA	127.10	230	SEPTEMBER	2006	JULY de 2015
SÃO LUIZ II	MIRANDA II	105.30	230	NOVEMBER	2002	JULY de 2015
SÃO LUIZ II	SÃO LUIZ I	18.60	230	JANUARY	1983	JULY de 2015
SÃO LUIZ II	SÃO LUIZ I	19.00	230	SEPTEMBER	1988	JULY de 2015
TUCURUÍ	ALTAMIRA	317.60	230	JUNE	1998	JULY de 2015
UTINGA	SANTA MARIA	93.02	230	DECEMBER	1994	JULY de 2015
VILA DO CONDE	GUAMÁ	49.30	230	APRIL	1981	JULY de 2015
VILA DO CONDE	GUAMÁ	49.30	230	DECEMBER	1982	JULY de 2015
MARABÁ	CARAJÁS	145.00	230	OCTOBER	2004	JULY de 2015
BARRA PEIXE	RONDONÓPOLIS	217.00	230	MAY	2008	JULY de 2015
RIO VERDE (Couto Magalhães)	RONDONÓPOLIS	177.83	230	JULY	1983	JULY de 2015
SÃO LUIZ II	UTE SÃO LUIZ	0.05	230	JANUARY	1982	JULY de 2015
CARAJÁS	INTEGRADORA	83.00	230	AUGUST	2008	JULY de 2015
ABUNÃ	RIO BRANCO	302.00	230	NOVEMBER	2002	JULY de 2015
ARIQUEMES	JARÚ	83.82	230	SEPTEMBER	1997	JULY de 2015
JARÚ	JI-PARANÁ	80.69	230	SEPTEMBER	1997	JULY de 2015
SAMUEL	ARIQUEMES	151.60	230	AUGUST	1994	JULY de 2015
SAMUEL	PORTO VELHO	40.55	230	JULY	1989	JULY de 2015
SAMUEL	PORTO VELHO	40.55	230	JULY	1989	JULY de 2015
SAMUEL ( USINA )	SAMUEL ( SE )	2.85	230	JULY	1989	JULY de 2015
PORTO VELHO	ABUNÃ	188.00	230	MAY	2002	JULY de 2015
JI-PARANÁ	PIMENTA BUENO	117.80	230	JUNE	2008	JULY de 2015
PIMENTA BUENO	VILHENA	160.20	230	OCTOBER	2008	JULY de 2015
Sub-total 230 kV		5,256,67
TUCURUÍ-VILA	CAMETÁ	214.21	138	AUGUST	1998	JULY de 2015
COXIPÓ	Rondonopolis-Cemat	188.6	138	JULY	1981	JULY de 2015
COUTO MAGALHÃES	Rondonopolis-Cemat	176	138	APRIL	1981	JULY de 2015
CURUÁ-UNA	TAPAJÓS-Celpa	68.8		JANUARY	2006	JULY de 2015
ABUNÃ	GUAJARÁ MIRIM	0	138	MAY	2002	JULY de 2015
RIO BRANCO	EPITACIOLÂNDIA	0	138	MARCH	2008	JULY de 2015
JI-PARANÁ	ROLIM DE MOURA	0	138	AUGUST	2008	JULY de 2015
Sub-total 138 kV		647,61
TUCURUÍ	TUCURUÍ VILA	2.3	69	JULY	1997
TUCURUÍ ( USINA )	TUCURUÍ ( SE )	1.4	69	JANUARY	1980
TUCURUÍ ( USINA )	TUCURUÍ ( SE )	1.4	69	DECEMBER	1985
RIO BRANCO	TANGARÁ	0	69	FEBRUARY	2003	JULY de 2015
RIO BRANCO	TANGARÁ	0	69	FEBRUARY	2003	JULY de 2015
RIO BRANCO	SÃO FRANCISCO	0	69	NOVEMBER	2002	JULY de 2015
RIO BRANCO	SÃO FRANCISCO	0	69	NOVEMBER	2002	JULY de 2015
ALFAVILLE	RIO MADEIRA	0	69	JULY	1989	JULY de 2015
ALFAVILLE	RIO MADEIRA	0	69	JULY	1989	JULY de 2015
JI-PARANÁ	ROLIM DE MOURA	0	69	DECEMBER	1999	JULY de 2015
PORTO VELHO	AREAL	0	69	APRIL	1999	JULY de 2015
PORTO VELHO	AREAL	0	69	SEPTEMBER	1999	JULY de 2015
RIO BRANCO	SENA MADUREIRA	0	69	AUGUST	2008	JULY de 2015
PORTO VELHO	TIRADENTES	0	69	NOVEMBER	1989	JULY de 2015
PORTO VELHO	TIRADENTES	0	69	NOVEMBER	2007	JULY de 2015
TIRADENTES	ALFAVILLE	0	69	NOVEMBER	2008	JULY de 2015
TIRADENTES	ALFAVILLE	0	69	NOVEMBER	2008	JULY de 2015
Sub-total 69 kV		5,1
RIO ACRE	RIO BRANCO I	0	13.8	DECEMBER	1994	JULY de 2015
RIO ACRE	SÃO FRANCISCO	0	13.8	JANUARY	2002	JULY de 2015
RIO BRANCO II	RIO BRNACO I	0	13.8	DECEMBER	1994	JULY de 2015
RIO BRANCO II	SÃO FRANCISCO	0	13.8	JANUARY	2002	JULY de 2015
SAMUEL ( USINA )	SAMUEL ( SE )	0	13.8	JULY	1989	JULY de 2015
RIO BRANCO II	TANGARÁ	0	13.8	JANUARY	2001	JULY de 2015
Sub-total 13,8 kV		0
Interconnected system Total		9,145,48
Total Geral		9,841.37
** The Nobres Sinop segment was split into Nobres-Nova Mutum and Nova Mutum Sinop with 110,00 km and 236,00 km respectively.

 Marketletter – December 2009

Average tariff – R$/MWh

4th qrt/09	12 months/09
85,24	82,42

Main investments – R$ million

Projects	4th qrt/09	12 months/09
Transmission	180,574,931	421,116,602
TS Acre/Rondônia	2,444,689	5,519,628
TS Amapá	813,991	2,245,312
TS Roraima		459,484
Reinforcement of the Isalated System	7,836,406	14,429,504
TS North/Northeast-Maranhão	20,219,157	36,816,204
TS Mato Grosso		-
Transmission system maintenance	20,092,278	37,031,978
TS North/Northeast-Pará	9,432,596	15,485,740
TL Oiapoque-Calçoene		84,825
TL Maranhão Implantation	24,713,257	36,432,228
TL Rib. Gonçalves/Balsas Implantation	10,737,023	40,166,163
SE Miranda II Implantation	16,069,113	47,823,677
Reinforcement interconnected system	68,216,421	184,621,859
Generation	19,948,409	37,091,996
HPU Coaracy 2nd stage	1,074,749	1,146,658
Generation system maintenance	15,638,169	25,153,198
HPU Tucuruí	2,353,626	9,733,300
HPU Curuá-Una-Amplia	881,865	1,058,840
Others	14,474,997	33,001,776
Preservation and conservation	13,172,002	24,899,672
Infrastructure – other assets	156,292	286,903
Infrastructure - tecnologies	1,146,703	7,552,190
Headquarters		263,011
TOTAL	214,998,337	491,210,374

New owner investments – Transmission

Enterprise	State/	Total of	Extension km	Beginning of Operation	End of Concession
	Vanue	Investment R$ million
LT São Luís II – São Luís III SE São Luís III – 230/69 kV– 150 MVA (*)	MA	75.00	35	Estimated for Sept/2009, delayed due to rain in the region. New estimate: May/2010.
LT Ribeiro Gonçalves - Balsas 230 kV - CS SE Balsas 230/69 Kv - Adaptações SE Riberio Gonçalves (*)	MA/PI	102.04	95	jul/10	2040
LT Presidente Dutra - São Luis II C1 e C2 / SE Miranda II – Sectioning of TL (*)	MA	86.75	3.24	nov/10	2040
LT Jorge Teixeira - Lechuga (ex Cariri) Double Circuit	AM	27.00	30	jun/11	2041
Obs: The above enterprises started operation in 2008 on to 2009.

 Marketletter – December 2009

Loans and financing – R$ million

Creditor	Currency	Balance	Date due	PERIODICITY
ELETROBRAS
ECR - 257/97 - BID	US$	356.1	6/4/2024	Semi-annual installments
ECR - 259/98 - CAF	US$	56.5	4/8/2014	Semi-annual installments
		412.6
ECR - 260/98 - EXIMBANK	Yen	165.5	6/4/2024	Semi-annual installments
		165.5
ECF-1424/96	RGR	24.0	30/6/2016	Monthsly installments
ECF-1545/97	RGR	88.6	30/3/2016	Monthsly installments
ECF-1554/97 RN	RGR	19.2	30/6/2016	Monthsly installments
ECF-1630/97 RN	RGR	1.3	30/4/2016	Monthsly installments
ECF-1659/97 RN	RGR	2.1	30/6/2016	Monthsly installments
ECF-1674/97 RN	RGR	2.5	30/3/2009	Monthsly installments
ECF-1679/97 RN	RGR	0.9	30/8/2011	Monthsly installments
ECF 2794/09	IPCA	1,583.3	30/12/2024	Quarterly installments
ECF-2092/01 N	RGR	298.6	30/9/2022	Monthsly installments
RES-765/02	RGR	641.1	29/10/2012	Monthsly installments
RES-766/02	RGR	157.7	29/10/2012	Monthsly installments
ECF-2710/08 RGR	RGR	14.8	31/12/2015	Monthsly installments
ECF-2757/08 RGR	RGR	23.9	31/12/2015	Monthsly installments
ECF-2758/08 RGR	RGR	3.3	31/12/2015	Monthsly installments
		2,861.3
Total		3,439.4
Financial Institutions
CREDIT BALBINA-0111- FRETES	Euro	0.1	31/12/2013	Semi-annual installments
CREDIT NATIONAL-0118- BALBINA	Euro	0.2	31/12/2015	Semi-annual installments
CREDIT NATIONAL- 0122-SAMUEL	Euro	1.6	31/12/2016	Semi-annual installments
CREDIT NATIONAL- 0184-	Euro	0.1	31/12/2012	Semi-annual installments
DMLP - Tesouro Nacional	Euro	3.2	15/4/2014	Semi-annual installments
Total		5.1
BNDES - 03.2.782.3.1	R$	689.5	15/9/2016	Monthsly installments
Total		689.5
FORNECEDOR
PETROBRAS DISTRIBUIDORA S/A	R$	165.9	31/7/2011	Monthsly installments
Total		165.9
TOTAL GERAL		4,299.9

Contract obligations – 12/31/09

Loans and Financing	2010	2011	2012	2013	2014	2015	After 2015
Generation	347,3	322,7	251,5	255,1	258,9	263,1	1.745,6
Transmission	71,6	67,4	68,6	69,7	70,9	72,5	387,0
Commercialization	11,0	9,3	9,3	9,2	9,2	0,0	0,0

Energy Purchase Agreement		2009	2010	2011	2012	2013	2014	After 2014
Termo Norte	MWh	4,113,004	0	0	0	0	0	0
	R$	286,824,495	0	0	0	0	0	0
Edelca	MWh	629,537	601,977	623,673	644,194	669,962	696,760	696,760
	R$	42,877,253	43,148,432	46,759,918	50,471,913	54,852,875	59,614,105	59,614,105
CCEE	MWh	1,735,350	2,410,246	2,410,246	2,410,246	2,410,246	2,410,246	2,410,246
	R$	267,633	259,089	336,065	450,856	465,588	465,588	465,588
TOTAL	MWh	6,477,891	3,012,223	3,033,919	3,054,440	3,080,207	3,107,006	3,107,006
	R$	329,969,380	43,407,521	47,095,983	50,922,769	55,318,464	60,079,693	60,079,693

 Marketletter – December 2009

Partnership

Generation

SPC/Consortium			Enterprise	Partnership		Energy Generated (*)
	Assured	Participation	Value
	Energy - MW	%	R$ million	Partners	%	4th qrt/09	2009
EAPSA - Enerigia Águas da Pedra UHE Dardanelos	261MW (installed capacity) 154.9 MW (assured energy)	24.5	760	Neoenergia	51	Under construction	Under construction
				Chesf	24.5
AMAPARI ENERGIA UTE Serra do Navio e PCH Capivara	UTE Serra do Navio 23.30 MW (assured energ**) 21 MW (installed capacity ***)	49	84.7	MPX Mineração e Metálicos S.A	51	UTE Serra do Navio 32.259,20 MWh	UTE Serra do Navio 121.500,09 MWh
	PCH Capivara 29.8 Mw (installed capacity)		210			Viability studies	Viability studies
Consórcio Brasil dos Ventos 4 wind mills	162MW (installed capacity)	24.5	776	Furnas	24.5	Aneel auction held on Dec. 14,2009. Eletronorte won 4 wind mills. The SPC’s will be established in 2010
				J. Marucelli	25.5
				Bioenergy	25.5
(**) Value contracted with supplier
(***) Value of contract between Amapari and Anglo Ferrous do Brasil

Transmission

SPE/Consortium			Enterprise	Partnership		In operation
	Object	Participation	Value
		%	R$ million	Partners	%	Yes	No
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	TL Coxipó-Cuiabá-Rondonópolis, 230 KV with 193 Km SE Seccionadora Cuiabá	49	116.0	Bimetal Indústria e Comércio de Produtos Metalúrgicos Ltda.	24.5	X
				Alubar Cabos SA	13.25
				Linear Participações e Incorporações Ltda	13.25
INTESA - Integração Transmissora de Energia S.A.	TL Colinas-Miracema-Gurupi-Peixe Nova-Serra da Mesa 2, 500KV with 695 Km	37	500.0	Fundo de Investimento em Participação Brasil Energia	51	X
				Chesf	12
BRASNORTE Transmissora de Energia SA	TL Jauru - Juba – C2 e Maggi - Nova Mutum, both 230 kV, SE Juba and SE Maggi - 230/138 kV with 402 Km	45	238.0	Terna Participações S.A	35	X
				Bimetal Indústria e Comércio de Produtos Metalúrgicos Ltda.	20
Manaus Transmissora de Energia S.A.	TL Oriximiná - Itacoatiara - Cariri (AM), 500kV, with 586 Km, SE Itacoatiara and SE Cariri	30	1,289.5	Chesf	19.5		X
				Abengoa Concessões Brasil Holding S.A.	50.5
Porto Velho Transmissora de Energia S.A.	SE Coletora Porto Velho (RO)- 500/230 kV, 2 Converse Stations (Back-to-Back), 400 MW and LT Coletora Porto Velho – Porto Velho, C1/C2, 230 KV with17,30 km.	24.5	517.7	Eletrosul	24.5		X
				Abengoa Concessões Brasil Holding S.A.	25.5
				Construtora Andrade Gutierrez	25.5
Estação Transmissora de Energia S.A.	Converse Station 01 CA/CC, 500/±600 KV and Inverse Station 01 CC/CA, ±600/500 kV (RO / SP)	24.5	1,428.5	Eletrosul	24.5		X
				Abengoa Concessões Brasil Holding S.A.	25.5
				Construtora Andrade Gutierrez	25.5
Norte Brasil Transmissora de Energia S.A	TL Coletora Porto Velho (RO) – Araraquara (SP), ±600 KV with 2.375 Km	24.5	1,787.7	Eletrosul	24.5		X
				Abengoa Concessões Brasil Holding S.A.	25.5
				Construtora Andrade Gutierrez	25.5
LINHA VERDE Transmissora de Energia S.A.	TL Porto Velho (RO) – Samuel (RO) – Ariquemes (RO) - Ji-Paraná (RO) - Pimenta Bueno (RO) – Vilhena (RO) – Jauru (MT), with 987 Km, 230 KV.	49	412.0	Abengoa Concessões Brasil Holding S.A.	25.5		X
				CTEEP (Cia. de Transm. de Energia Elétrica Paulista)	25.5
RIO BRANCO Transmissora de Energia S.A.	TL Porto Velho (RO) – Abunã (RO) - Rio Branco (AC), with 487 Km, 230KV	49	238.0	Abengoa Concessões Brasil Holding S.A.	25.5		X
				CTEEP (Cia. de Transm. de Energia Elétrica Paulista)	25.5
Transmissora MATOGROSSENSE de Energia S.A.	TL Jauru (MT) – Cuiabá (MT), with 348 Km and SE Jauru, 500KV	49	240.0	Alupar Investimento S.A.	31		X
				Bimetal Indústria Metalúrgica Ltda	15
				CTEEP (Cia. de Transm. de Energia Elétrica Paulista)	5

 Marketletter – December 2009

Number of employees – 12/31/09

Composition of employees by tenure	Number of employees
(Years)
Up to 5	1,341
6 to 10	89
11 to15	50
16 to 20	40
21 to 25	1,108
over 25	1073
Total	3,701

Department	Number of employees
Field	1,570
Administrative	2,131
Total	3,701

 Marketletter – December 2009

Complementary work force – 12/31/09

Contracted	Other (*)
653	27

(*) Employees from others companies of the Eletrobras System

 Marketletter – December  2009

Balance Sheet for the period ended on December 31

(R$ thousand)

Assets	2009	2008 (reclassified)
Current Assets
Cash and banks	71,389	119,727
Concessionaires and affiliates	236,472	192,327
Debtors	30,299	37,021
Storage
- Nuclear fuel elements	324,634	286,903
- Stored goods	40,579	36,161
Actuarial assets	-	24,656
Tax credits	17,211	40,659
Deferred costs	-	-
Other rights	3,102	2,570
	723,686	740,024
Non-Current Assets
Concessionaires and affiliates	91,710	91,710
Stored materials
- Uranium concentrate	111,199	104,442
- Nuclear fuel elements	239,771	141,888
- Stored goods	267,303	259,213
Service in course – nuclear fuel	137,161	214,751
Actuarial assets	-	102,052
Funding - decommissioning	66,738	41,860
Collaterals and linked deposits	11,046	10,312
Other rights	17,235	16,763
	942,163	982,991
Investments	1,265	1,265
Property, plant and equipment
Cost excluding depreciation and amortization	6,909,882	6,575,602
(-) Obligations linked to the concession	(659)	(2,245)
	6,909,223	6,573,357
Intangibles	32,996	27,916
	7,885,647	7,585,529
Total Assets	8,609,333	8,325,553

 Marketletter – December  2009

(R$ thousand)

Liabilities and Stockholders’ Equity	2009	2008 (reclassified)
Current Liabilities
Suppliers	282,015	193,493
Debt charges	1,734	2,174
Loans and financing	68,569	63,661
Taxes and social contributions	65,836	53,068
Fundação Real Grandeza (pension fund) – debt	26,050	24,656
Dividends	109,841	28,804
Income participation	13,088	7,200
Payment-roll obligations	13,907	14,832
Provisions for 13th months wages and vacations	47,961	39,204
Income tax and social contribution provision	-	-
Other obligations	9,921	2,905
	638,922	429,997
Non-Current Liabilities
Loans and Financing	3,043,441	2,832,099
Taxes and social contributions	71,487	86,403
Fundação Real Grandeza – debt	76,809	102,052
Nucleos – actuarial provision	172,584	151,980
Liability for decommissioning	215,306	266,168
Provision for legal contingencies	31,144	45,106
Income tax and social contribution provision	37,148	34,516
Other obligations	-	6
	3,647,919	3,518,330
Stockholders’ Equity
Social capital	3,296,032	3,296,032
Capital reserves	903,064	903,064
Income reserves	123,396	178,130
	4,322,492	4,377,226
Total Liabilities and Stockholders’ Equity	8,609,333	8,325,553

 Marketletter – December  2009

Statement of Income for the period ended on December 31

(R$ thousand)

	2009	2008 (reclassified)
Operating Revenue
Supply of electric energy	1,677,069	1,569,817
Engeneering services
Income from rendering services	197	211
Cost of services rendered	(197)	(209)
	0	2
Deductions to operating revenue
Taxes and contributions on sales	(61,300)	(57,423)
Global Reversion Reserve	(42,792)	(40,641)
	(104,092)	(98,064)
Net Operating Revenue	1,572,977	1,471,755
Cost of electric energy service
Personnel	273,564	240,855
Material	38,578	51,329
Raw materials – fuel consumption	241,471	243,990
Third party services	146,134	165,537
Depreciation and amortization	192,138	181,654
Quota for decommissioning	36,475	33,599
Charges on the use of electric grid	50,492	45,467
Other costs	23,460	22,504
	1,002,312	984,935
Gross operating income	570,665	486,820
Operating Expense
Personnel	47,141	55,428
Third party services	33,183	30,939
Depreciation and amortization	5,155	3,799
Supervision tax - ANEEL	7,520	6,453
Taxes	5,197	11,285
Actuarial provision (reversion) – pension fund	20,604	38,670
Provision (reversion) for legal contigencies	(3,358)	11,587
Other operating expenses	13,781	23,536
	129,223	181,697
Result of service	441,442	305,123
Financial Revenue (Expense)
Debt charges	(367,266)	(315,992)
Adjustment of actuarial asset valuation	(126,708)	(9,953)
Currency variations – loans and financing and debt	45,986	(61,100)
Currency variations – liability for decommissioning	167,191	(153,268)
Monetary variation – loans and financing and debt	24,043	(133,285)
Adjustment of descommissioning to present value	(79,854)	106,513
Others	(11,963)	(17,942)
	(348,571)	(585,027)
Other expenses	(583)	(330)
Operating result	92,288	(280,234)
Social contribution – reversion	(6,353)	14,732
Income tax - reversion	(17,740)	40,921
Net income before income participation	68,195	(224,581)
Income participation	13,088	-
Net income for the period	55,107	(224,581)
Net income per 1000 shares - R$	4.47	(18.22)

 Marketletter – December  2009

Cash Flow for the period ended on December 31

(R$ thousand)

Operating Activities	2009	2008 (reclassified)
Net income for the period	55,107	(224,581)
Adjustments in the concilliation of net income (loss) with cash generated
* Depreciation of permanent assets	198,871	187,032
* Property, plant and equipment discharges (residual value)	214	14,172
* Raw material consumption and stored material	280,716	296,237
* Monetary Variations – decommissioning	(167,191)	153,268
* Monetary Variations loans - Eletrobras	(83,144)	181,965
* Monetary Variations debt - Fundação Real Grandeza	569	12,393
* Monetary Variations – suppliers	12,564	26
* Debt charges – loans Eletrobras	360,565	308,195
* Debt charges - Fundação Real Grandeza	6,701	7,797
* Charges and monetary variation - decomissioning	14,102	(9,958)
* Evaluation adjustment of actuarial asset	126,708	55,330
* Income participation	13,088	7,200
* Income tax expenses and social contribution deferred	24,093	79,295
* Liability for decommissioning - expenses	36,475	33,599
* Adjustment to present value of the decommissioning liability	79,854	(106,513)
* Other adjustments	(5,243)	38,456
	954,049	1,033,913
Variation - (increase) and decrease in operating assets
* Concessionaires and affiliates - Furnas	(44,145)	(7,065)
* Stored materials	(358,005)	(389,034)
* Taxes to recover PASEP,COFINS, Income tax, Social Cont. and others	(645)	(220,048)
* Decommissioning Fund	(38,980)	(31,902)
* Amortization of accounts to receive- Furnas	288	1,134
* Other operating assets	13,676	22,885
	(427,811)	(624,030)
Variation – increase and (decrease) – in operating liabilities
* Suppliers	77,670	(16,374)
* Taxes (except Income tax and Social Contribution)	(8,756)	8,891
* Payment-roll obligations and vacation provision	7,832	9,177
* Income participation	(7,200)	(6,987)
* Other operating liabilities	91,498	44,346
	161,044	39,053
Resources from operating activities	687,282	448,936
Loans and Financing Activities
* Long-term loans and financing obtained - Eletrobras	143,155	104,865
* Financing payments on a short-term basis Eletrobras	(50,226)	(35,164)
* Payment of debt charges to Eletrobras	(163,909)	(134,770)
* Payment to Fundação Real Grandeza	(133,978)	(30,143)
Resources from loans and financing activities	(204,958)	(95,212)
Investment Activities
* Acquisition of property, plant and equipment assets	(530,662)	(297,916)
Resources applied in investment activities	(530,662)	(297,916)
Icrease in cash and cash equivalent	(48,338)	55,808
- Cash and cash equivalent – beginning of period	119,727	63,919
- Cash and cash equivalent – end of period	71,389	119,727
Increase in cash and cash equivalent	(48,338)	55,808

 Marketletter – December  2009

                                                       R$ million

EBITDA		EBITDA Margin
2009	2008	2009	2008
638.74	490.58	40.61%	33.33%

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - GWh		Energy generated MWh		Beginning operation	End of concession
		4th qrt/09	12 months/09	4th qrt/09	12 months/09
Angra I	657	999.1	3,214.9	1,077,208.2	2,821,494.7	01/1985	No Concession
Angra II	1,350	3,016.2	9,706.1	2,510,527.0	10,153,593.5	09/2000	No concession

Energy sold

4th qrt/09		12 months/09
R$ million	MWh	R$ million	MWh
518,9	3.277.768,3	1.677,1	11.876.916,9

Additional Information on Nuclear Area

		4th qrt/09		12 months/09
Type	Unit	Quantity ELEMENTS C N	R$ million	Quantity ELEMENTS C N	R$ million
Substitution of Nuclear combustion elements Acquisition of uranium plus services	ELEMENTS R$ million		Substituted ECN Value 148.7	96	369.7 Substituted ECN Value 279.4
Operacional expense consum	R$ million Kg uranium		74.8 77,005		246.3 286,073

Losses in generation - %

4th qrt/09	12 months/09
3	3

Average tariff – R$/MWh

4th qrt/09	12 months/09
158.3	141.2

Main investments – R$ million

Project	4th qrt/09	12 months/09
Angra 1	77.9	308.9
Angra 2	25.1	57.2
Angra 3	67.5	141.9
Others	14.5	33.2
Total	185.0	541.2

Loans and Financing – R$ million

Creditor	Balance on 12/31/09	Due date	Currency
Eletrobras	2,968.8	2015	R$
Eletrobras	144.9	2015	Eur
Eletrobras	3,133.7	2015	Total

Contract obligations on 12/31/09 – R$ million

Loans and Financing	2010	2011	2012	2013	2014	After 2014
	70,3	69,8	129,5	118,0	93,9	2.632,2

 Marketletter – December  2009

Number of employees – 12/31/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
654	394	179	232	204	645	2,308

Department	Number of employees
Field	2,029
Administrative	279

Complementary work force – 12/31/09

Other
15

 Marketletter – December  2009

Balance Sheet for the period ended on December 31

(R$ thousand)

Assets	2009	2008
Current Assets
Cash and banks	4,683	7,942
Open-market transactions	164,118	407,846
Consumers, concessionaires and affiliates	89,114	76,845
Renegotiated energy credits	150,286	128,399
Debtors	21,984	14,299
Sale of property and services in course	22,413	19,574
Taxes to compensate	12,571	23,551
Stored materials	26,308	26,629
Other credits	16,303	47,935
	507,780	753,020

Non-current Assets
Renegotiated energy credits
Taxes to compensate	490,718	547,831
Deferred income tax and social contribution	3,717	7,335
Other credits	68,242	57,929
	19,033	19,840
	581,710	632,935
Investments
Participation in related companies
Others	676,987	323,090
	3,312	2,922
Property, plant and equipment net	680,299	326,012
Transmission
Generation	2,046,894	1,941,501
Others	664,646	289,774
	98,314	101,934
Intangible net	2,809,854	2,333,209
	101,260	1,558
Total Assets	4,173,123	3,293,714

 Marketletter – December  2009

 (R$ thousand)

Liabilities and Stockholders’ Equity	2009	2008
Current Liabilities
Suppliers	68,950	62,057
Payment-roll	36,364	27,432
Loans and financing	126,233	104,919
Income participation	23,260	22,713
Taxes and social contributions	87,419	70,425
Deferred income tax and social contribution	51,097	43,844
Dividends	194,629	136,109
Estimated obligations	66,799	66,594
Provisions for contingencies	65,587	53,508
Complementary security fund	9,254	10,118
Other liabilities	38,299	39,775
	767,891	637,494
Non-Current Liabilities
Loans and financing	834,498	614,812
Taxes and social contributions	154,838	156,077
Deferred income tax and social contribution	172,375	197,868
Provisions for contingencies	-	31,314
Complementary security fund	26,162	29,162
Other liabilities	3,312	3,992
	1,191,185	1,033,225
Stockholders’ Equity
Social Capital	1,245,042	1,245,042
Capital Reserves	1,046,641	1,014,531
Accumulated income	-	21,866
	2,291,683	2,281,439
Resources for capital increase	430,144	94,576
	2,721,827	2,376,015
Total Liabilities and Stockholders’ Equity	4,680,903	4,046,734

 Marketletter – December  2009

Statement of Income for the period ended on December 31

(R$ thousand)

	2009	2008
Operating Revenue
Revenue from the service of electric energy transmission	775,098	680,211
Revenue from services rendered to third parties	22,510	22,018
Other revenues	4,552	4,491
	802,160	706,720
Deductions from Operating Revenue
Global Reversion Reserve	(19,973)	(17,370)
Social contribution – COFINS	(41,591)	(35,822)
Social contribution – PIS/PASEP	(9,024)	(7,772)
Service tax – ICMS/ISS	(477)	(668)
Research and development	(7,189)	(6,130)
	(78,254)	(67,762)
Net Operating Revenue	723,906	638,958
Cost of service
Cost of service of electric energy transmission	(278,312)	(251,163)
Personnel	(141,446)	(130,387)
Material	(7,177)	(7,462)
Third party services	(22,618)	(20,792)
Depreciation and amortization	(95,869)	(87,048)
Provision for credits of questionable liquidation	(577)	(1,372)
Others	(10,625)	(4,102)
Cost of service rendered to third parties	(9,421)	(15,858)
Personnel	(5,869)	(7,903)
Material	(181)	(856)
Third party services	(3,314)	(6,904)
Others	(57)	(195)
	(287,733)	(267,021)
Gross Operating Income	436,173	371,937
Operating Expense
Administrative and general expenses	(116,038)	(61,668)
Personnel	(84,089)	(82,671)
Material	(2,350)	(2,631)
Third party services	(20,735)	(19,238)
Depreciation and amortization	(1,902)	(3,022)
Supervision tax – ANEEL	(3,277)	(3,037)
Reversion/Provision for contingencies	14,766	63,928
Special retirement complement / actuarial liability	(2,637)	(50)
Others	(15,814)	(14,947)
Result of Service	320,135	310,269
Shareholding participation result
Equity method	32,163	13,118
	32,163	13,118
Financial Revenue (Expense)
Income from financial applications	17,631	20,310
Income on renegotiated energy credits	67,758	140,463
Debt charges	(72,644)	(19,861)
Charges on taxes and social contributions	(8,698)	(28,039)
Others	(36,218)	(14,645)
	(32,171)	98,228
Operating Income before result	320,127	421,615
Other Revenue	1,172	606
Other Expense	(6,625)	(5,809)
	(5,453)	(5,203)
Operational Income	314,674	416,412
Social Contribution	(23,852)	(34,771)
Income tax	(63,049)	(94,268)
Income before participation	227,773	287,373
Income participation	(22,901)	(22,686)
Net income for the period	204,872	264,687
Net income per share – R$	4.80	6.20

 Marketletter – December  2009

Cash Flow for the period ended on December 31

(R$ thousand)

	2009	2008
Operating Activities
Net income for the period	314,674	416,412
Expenses (revenues) not affecting cash:
. Depreciation and amortization	97,771	90,070
. Amortization of investment fees	16,155	-
. Monetary varitation	30,681	(49,176)
. Financing charges	346	(19,460)
. Equity method result	(32,163)	(13,118)
. Present value adjustment	18,231	4,214
. Losses in permanent assets	5,453	5,085
. Provision for contigencies	(14,945)	(63,662)
. Special retirement complement/ actuarial liability	2,632	13,510
. Equity participation remuneration	(88)	(6,160)
. Other	577	1,372
Sub-total	124,650	(37,325)
Variations of operating asset
. Consumers. concessionaires and affiliates	(11,961)	(8,215)
. Debtors	(2,835)	(9,521)
. Sale of assets and services in course	(2,840)	3,181
. Taxes to compensate	72,585	70,671
. Income tax and social contribution deferred	(10,313)	11,224
. Stored materials	322	(2,607)
. Other credits	32,652	(27,130)
Sub-total	77,610	37,603
Variations of operating liability
. Suppliers	6,892	(38,851)
. Payment-roll	8,932	4,425
. Income participation	(22,353)	(19,331)
. Taxes and social contributions	46,544	34,226
. Deferred income tax and social contribution	(18,240)	14,230
. Estimated obligations	(86,697)	(108,424)
. Complementary security fund	1,382	1,274
. Other liabilities	(2,153)	(11,242)
Sub-total	(65,693)	(123,693)
Operating activities cash	451,241	292,997
. Financial charges paid	(52,443)	(21,124)
. Financial charges receivable	18	32
. Income tax and social contribution paid	(88,267)	(78,652)
. Legal deposits	(6,029)	(6,029)
	304,520	187,224
Investment Activities
Loans and financing granted – receivable	175	175
Renegotiated energy credit - receivable	102,983	91,079
Property	(581,920)	(397,340)
Intangible	(116,474)	901
Equity participation	(348,078)	(64,300)
Write-off of fixed assets	2,669	5,216
Dividends received	20,304	6,160
Total of Investment Activities	(920,341)	(358,109)
Financing Activities
Loans and financing obtained	252,328	453,363
Resource of capital increase	335,568	-
Loans –principal payement	(49,350)	(18,452)
Dividend payement	(142,393)	(52,824)
Special installment – Law 10,684/03	(18,633)	(17,452)
Complementary security fund payment	(8,686)	(10,255)
Total of Financing Activities	368,834	354,380
Increase (decrease) in cash and cash equivalent	(246,987)	183,495
Cash and cash equivalent – beginning of period	415,788	232,293
Cash and cash equivalent – end of period	168,801	415,788

 Marketletter – December  2009

                                                       R$ million

EBITDA		EBITDA Margin
2009	2008	2009	2008
450.07	413.46	62.17%	64.71%

Market Data

Extension of transmission lines (km) – 12/31/09

Concession Area	Extension (km)	Tension	Operation	End of concession
Areia --Bateias	220.3	525	jun/00	7/7/2015
Areia --Campos Novos	176.3	525	sep/82	7/7/2015
Areia - -Curitiba	235.2	525	jun/00	7/7/2015
Areia --Ivaiporã	173.2	525	may/82	7/7/2015
Areia - -Segredo	57.8	525	aug/92	7/7/2015
Blumenau - -Curitiba	136.3	525	dec/83	7/7/2015
Campos Novos - -Machadinho	44.8	525	jan/02	7/7/2015
Campos Novos - -Caxias	203.3	525	dec/01	7/7/2015
Caxias - -Gravataí	78.8	525	dec/01	7/7/2015
Caxias - -Itá	256.0	525	feb/02	7/7/2015
Curitiba --Bateias	33.5	525	jun/00	7/7/2015
Itá – Nova Santa Rita	314.8	525	apr/06	7/7/2015
Gravataí – Nova Santa Rita	29.0	525	apr/06	7/7/2015
Itá - -Machadinho	64.6	525	jan/02	7/7/2015
Itá - -Salto Santiago	186.8	525	sep/87	7/7/2015
Ivaiporã - -Londrina	121.9	525	apr/88	7/7/2015
Ivaiporã - -Salto Santiago	167.0	525	may/82	7/7/2015
Ivaiporã ELETROSUL - Ivaiporã FURNAS	0.8	525	sep/82	7/7/2015
Ivaiporã ELETROSUL - Ivaiporã FURNAS	0.8	525	feb/92	7/7/2015
Ivaiporã ELETROSUL - Ivaiporã FURNAS	0.7	525	jun/04	7/7/2015
Salto Santiago --Salto Santiago	60.9	525	aug/92	7/7/2015
Salto Santiago --Segredo	2.1	525	jan/81	7/7/2015
Areia - -Gov. Bento Munhoz	10.7	525	sep/80	7/7/2015
Areia - -Gov. Bento Munhoz	10.9	525	aug/81	7/7/2015
Sub-Total 525 kV	2,586.5
Anastácio - Dourados	210.9	230	aug/94	7/7/2015
Areia - Ponta Grossa Norte	181.6	230	oct/76	7/7/2015
Areia - Salto Osório	160.5	230	jan/77	7/7/2015
Areia - Salto Osório	160.3	230	dec/76	7/7/2015
Areia - São Mateus do Sul	129.0	230	jul/90	7/7/2015
Assis - Londrina COPEL	114.3	230	sep/81	7/7/2015
Biguaçu – Desterro	56.6	230	dec/08	7/7/2015
Biguaçu –Palhoça	20.4	230	oct/08	7/7/2015
Biguaçu –Jorge Lacerda B	116.4	230	jun/79	7/7/2015
Biguaçu – Blumenau 2	129.5	230	jun/79	7/7/2015
Blumenau - Itajaí	37.6	230	jan/02	7/7/2015
Blumenau - Itajaí	37.6	230	mar/02	7/7/2015
Blumenau - Joinville	67.0	230	sep/79	7/7/2015
Blumenau - Joinville	72.9	230	apr/79	7/7/2015
Blumenau - Palhoça	133.9	230	jan/84	7/7/2015
Campo Mourão - Apucarana	114.5	230	feb/76	7/7/2015
Campo Mourão -Maringá	79.9	230	feb/76	7/7/2015
Campo Mourão -Salto Osório	181.2	230	feb/76	7/7/2015
Campo Mourão -Salto Osório	181.3	230	may/76	7/7/2015
Canoinhas -São Mateus do Sul	47.7	230	feb/88	7/7/2015
Cascavel -Cascavel D'Oeste	9.9	230	apr/01	7/7/2015
Cascavel D'Oeste -Guaíra	126.2	230	apr/01	7/7/2015
Caxias - Caxias 5	22.0	230	jun/09	7/7/2015
Curitiba -Joinville Norte	96.4	230	nov/76	7/7/2015
Joinville – Joinville Norte	5.3	230	nov/76	7/7/2015
Curitiba -Joinville	99.7	230	jun/77	7/7/2015
Curitiba -São Mateus do Sul	116.7	230	jul/90	7/7/2015
Dourados -Guaíra	226.5	230	nov/91	7/7/2015
Farroupilha -Caxias 5	17.9	230	oct/05	7/7/2015
Farroupilha -Nova Prata 2	60.5	230	nov/92	7/7/2015
Farroupilha -Monte Claro	31.0	230	sep/04	7/7/2015
Monte Claro -Passo Fundo	211.5	230	sep/04	7/7/2015
Jorge Lacerda A -Jorge Lacerda	0.8	230	jul/79	7/7/2015
Jorge Lacerda - Palhoça -	121.3	230	aug/05	7/7/2015
Jorge Lacerda - Siderópolis	49.4	230	jun/79	7/7/2015
Jorge Lacerda - Siderópolis	47.3	230	aug/79	7/7/2015
Londrina(ESUL) - Assis	156.6	230	may/05	7/7/2015
Londrina(ESUL) - Maringá	95.1	230	may/05	7/7/2015
Londrina - Apucarana	40.4	230	apr/88	7/7/2015
Londrina ELETROSUL - Londrina COPEL	31.6	230	apr/88	7/7/2015
Atlândida 2 - Osório 2	36.0	230	may/07	7/7/2015
Passo Fundo - Nova Prata 2	199.1	230	nov/92	7/7/2015
Passo Fundo - Xanxerê	79.3	230	may/75	7/7/2015
Passo Fundo - Xanxerê	79.2	230	nov/79	7/7/2015
Passo Fundo - Passo Fundo 1	0.45	230	mar/73	7/7/2015
Passo Fundo - Passo Fundo 2	0.45	230	may/73	7/7/2015
Salto Osório - Pato Branco	85.9	230	dec/79	7/7/2015
Salto Osório - Xanxerê	162.0	230	oct/75	7/7/2015
Salto Osório - Salto Osório	2.2	230	nov/75	7/7/2015
Siderópolis - Lajeado Grande	121.9	230	sep/03	7/7/2015
Lajeado Grande - Caxias 5	65.6	230	oct/05	7/7/2015
Xanxerê - Pato Branco	79.6	230	dec/79	7/7/2015
Joinville - Vega do Sul	44.9	230	nov/02	7/7/2015
Joinville - Vega do Sul	44.9	230	nov/02	7/7/2015
Gravataí 2- - Gravataí 3	3.5	230	nov/07	7/7/2015
Complexo Industrial Automotivo Gravataí -- Gravataí 3	3.5	230	dec/07	7/7/2015
Jorge Lacerda A - Jorge Lacerda B 2	1.0	230	oct/07	7/7/2015
Jorge Lacerda B - Jorge Lacerda C 1	0.5	230	feb/97	7/7/2015
Jorge Lacerda B - Jorge Lacerda C 2	0.5	230	feb/97	7/7/2015
Atlântida 2/Gravataí 3	102.0	230	nov/07	7/7/2015
Sub-Total 230 kV	4,911.7
Blumenau - -Ilhota	40.2	138	oct/88	7/7/2015
Campo Grande - Mimoso	108.3	138	oct/83	7/7/2015
Biguaçu – Camboriú – Morro do Boi	50.3	138	feb/02	7/7/2015
Biguaçu – Florianópolis	19.5	138	feb/02	7/7/2015
Campo Grande - Mimoso	108.3	138	sep/83	7/7/2015
Campo Grande - Mimoso	108.3	138	sep/83	7/7/2015
Dourados das Nações - Ivinhema	94.7	138	dec/83	7/7/2015
Eldorado - Guaíra	16.9	138	oct/83	7/7/2015
Florianópolis - Itajaí Fazenda	71.1	138	oct/90	7/7/2015
Florianópolis - Palhoça 1	9.6	138	nov/83	7/7/2015
Florianópolis - Palhoça 2	9.6	138	nov/83	7/7/2015
Gaspar - -Blumenau	20.7	138	oct/89	7/7/2015
Ilhota - Picarras	14.8	138	apr/94	7/7/2015
Ilhota - Itajaí 1	7.9	138	mar/02	7/7/2015
Ilhota - Itajaí 2	7.9	138	jan/02	7/7/2015
Ilhota - Joinville	75.8	138	jan/67	7/7/2015
Itajaí - Camboriú Morro do Boi	13.3	138	feb/02	7/7/2015
Itajaí - Itajaí Fazenda	5.4	138	mar/02	7/7/2015
Ivinhema - Porto Primavera	91.0	138	mar/82	7/7/2015
Jorge Lacerda A - Imbituba	45.7	138	oct/80	7/7/2015
Jorge Lacerda A - Palhoça	108.6	138	nov/83	7/7/2015
Joinville - Joinville Santa Catarina	11.0	138	oct/99	7/7/2015
Joinville Santa Catarina - Picarras	50.0	138	oct/99	7/7/2015
Jupiá - Mimoso	218.7	138	apr/92	7/7/2015
Jupiá - Mimoso	218.7	138	jan/82	7/7/2015
Jupiá - Mimoso	218.7	138	jan/82	7/7/2015
Palhoça - Imbituba	74.0	138	nov/83	7/7/2015
Anastácio - Aquidauana	11.1	138	nov/06	7/7/2015
Anastácio -Aquidauana	11.1	138	nov/06	7/7/2015
Sub-Total 138 kV	1,841.2
Conversora de Uruguaiana --Passo de Los Libres	12.5	132	sep/94	7/7/2015
Salto Osório - -Salto Santiago	56.2	69	oct/78	7/7/2015
Sub-Total (132 e 69 kV)	68.7
Total geral	9,408.1

 Marketletter – December  2009

Main investments - R$ million

Project	4th qrt/09	12 months/09
Transmission
Expansion of South transmission system	51.0	196.7
Maintenance of electric energy transmission system	2.0	7.3
Generation
Installation of Hydro Complex São Bernardo	9.2	21.6
Installation of Hydro Complex São João	52.9	152.4
Installation of Hydro Plant Maua	61.8	152.5
Installation of Hydro Complex São Domingo	2.5	6.5
Installation of Hidro Complex Alto do Serra	0.2	1.3
Studies to increase the electric energy generation	0.7	3.2
Other	4.8	11.2
Total	185.1	552.7

 Marketletter – December  2009

New Owner Investment -Generation

Project	State Venue	Total of Investment R$ million	Install Capacity - MW	Assured Energy - MW	Beginning operation	Beginning construction	End concession
PEUP. São João PEU São Domingos SHU Barra do Rio Chapéu	RS MS SC	310.0 227.0 84.0	77.0 48.0 15.0	39.0 36.9 8.61	2010 2012 2010	2007 2008	2041 2037 2034

New Owner Investment – Transmission

Project	State Venue	Total of Investment – R$ million	Extension of lines - KM	Beginning operation	End of concession
LT Presidente Médici – Santa Cruz 1 – 230 kV	RS	72.5	238	anticipated 01/21/2010	03/16/2038
SE Missões – Ampliação A – 230/69 kV, 100 MVA	RS	35.8		anticipated 05/28/2010	01/28/2038
SE Xanxerê - Ampliação G – 230 kV	SC	15.4		anticipated 09/18/2010	07/07/2015
SE Farroupilha - Ampliação E – 230 kV	RS	4.7		anticipated 07/18/2010	07/07/2015
LT Salto Osório – Xanxerê – 230 kV	SC-PR	15.1	162	anticipated 06/18/2010	07/07/2015
LT Salto Osório – Pato Branco-Xanxerê – 230 kV	SC-PR	15.5	166	anticipated 06/18/2010	07/07/2015
SE Siderópolis - Ampliação J – 230/69 kV	SC	7.1		anticipated 01/31/2011	07/07/2015
SE Joinville - Ampliação J – 230 kV	SC	2.1		anticipated 09/26/2011	07/07/2015
SE Xanxerê - Ampliação I – 230/138 kV	SC	14.5		anticipated 09/26/2011	07/07/2015
SE Dourados - Ampliação F – 230/138 kV	MS	3.1		anticipated 09/26/2011	07/07/2015
LT Itajaí Fazenda – Florianópolis – 138 kV	SC	6.9	3,6	anticipated 05/26/2011	07/07/2015

Loans and Financing – R$ million

Creditor	Balance on 12/31/09	Due date	Currency
Eletrobras	671	December/2028	Real
BB - BNDES	290	January/2028	Real

Contract obligations on 12/31/09 – R$ million

Loans and Financing	2010	2011	2012	2013	2014	2015	After 2015
	126	86	93	84	79	79	414

Partnerships

Transmission

SPC/ Consortium	Object	Partic. %	Enterprise Value R$ million	Partnership		In operation
				Partners	%	Yes	No
Ártemis	TL (S. Santiago-Ivaporã-Cascavel) - 525 kV with 476 km	49	310	Cymi	51	X
				Santa Rita	2.5	X
Etau	TL (Campos Novos – Barra Grande – Lagoa Vermelha – Santa Marta) - 240 kV with 174 km	27.4	116	Alcoa	42	X
				C. Correa Cimentos	10.6	X
				DME Energética	10	X
				CEEE	10	X
SC Energia	TL (Campos Novos - Blumenau) – 525 kV with 360 km	100	410			X
						X

Uirapuru	TL (Ivaiporã – Londrina) – 525 kV com 122 km	49	107	Cymi Holding SA	51	X
RS Energia	TL (Campos Novos - Pólo) – 525 kV with 260 km	100	252			X
						X
Consórcio Integração Norte Brasil	TL Rio Madeira – 500/600 kV with 2,375 km	24.5	3,738	Eletronorte	24.5		x
				Abengoa Brasil	25.5
				Andrade Gutierrez	25.5

 Marketletter – December  2009

Generation

SPC/ Consortium	Object	Instaled Capacity	Guaranteed Energy MW	Partic. %	Project Value R$ million	Partnership		Beginning operation	Beginning construction	End concession
						Partners	%
ESBR Participações S/A	UHE JIRAU	3,300 MW	1,975.3 MW	20	10,000	SUEZ CHESF Camargo Corrêa	50.1 20.0 9.9	2013	2008	2043
Consórcio Energético Cruzeiro do Sul	UHE Mauá	362 MW	197.7MW	49	1,000	COPEL	51	2011	2008	2042
Consórcio Coxilha Negra V, VI and VII	Parque Eólico Coxilha Negra	90 MW	33 MW	90	390	Wobben	10	2012	2010	2030

Number of employees – 12/31/09

Composition of employees by tenure (years)

Up to 5	6 to10	11 to 15	16 to20	21 to25	over 25	Total
533	178	82	363	108	316	1580

Department	Number of employees
Field	841
Investment	174
Administrative	565

Complementary work force – 12/31/09

Other (*)
8

(*) Employees from other companies of the Eletrobras System

 Marketletter – December 2009

Balance Sheet for the period ended on December 31

(R$ thousand)

Assets	2009	2008
Current Assets
Cash and banks	24,560	2,182
Open-market applications	10,014	36,173
Concessionaires	24,261	23,188
(-) Provision for credits of questionable liquidation	(183)	(171)
Taxes to recover	6,791	8,230
Acquisition of fuel to be recovered - Energetic development account - CDE	3,194	3,854
Stored materials	46,540	35,112
Expenses paid in advance	1,655	1,727
Other credits	1,110	1,223
	117,942	111,518
Non-Current Assets
Taxes to recover	3,539	4,915
Deposits linked to legal suits	5,367	5,961
	8,906	10,876
Permanent
Property, plant and equipment
In service-net	230,764	197,752
In course	922,564	716,973
	1,153,328	914,725
Intangibles
In service – net	2,844	4,236
In course - net	138	-
	2,982	4,236
	1,165,216	929,837
Total Assets	1,283,158	1,041,355

 Marketletter – December 2009

(R$ thousand)

Liabilities and Stockholders’ Equity	2009	2008
Current Liabilities
Suppliers	87,733	76,98 1
Payment-roll	4,255	4,149
Taxes and social contributions	10,539	7,582
Loans and financing	62,005	-
Consumer charges to be collected	2,241	2,514
Estimated obligations	9,615	7,424
Provision for early retirement	709	1,050
Provision for contingencies	13,227	10,033
Provision for research and development	3,397	3,477
Others	977	499
	194,698	113,709
Non-Current Liabilities
Debt charges	23,577	7,811
Loans and financing	696,117	566,327
Provision for early retirement	829	1,288
Early retirement plan	-	2,214
	720,523	577,640

Stockholders’ Equity
Social Capital	868,721	868,721
Shares held in treasury	(91)	(91)
Capital Reserves	4,436	4,436
Accrued losses	(543,979)	(523,060)
	329,087	350,006
Resources for capital increase	38,850	-
	367,937	350,006
Total Liabilities and Stockholders’ Equity	1,283,158	1,041,355

 Marketletter – December 2009

Statement of Income for the period ended on December 31

(R$ thousand)

Gross Operating Revenue	2009	2008
Supply of electric energy	212,317	195,228
Other operating revenues	43	30
	212,360	1 95,258
Deductions to Operating Revenue
Consumer charges	(8,265)	(7,222)
Tax and social contribution	(14,493)	(11,830)
	(22,758)	(19,052)
Net Operating Revenue	189,602	176,206
Cost of service of electric energy
Electric energy purchased for resale	(100,597)	(192,464)
Charges on the use of electric grid	(10,142)	(8,341)
	(110,739)	(200,805)
Operating cost
Personnel	(47,134)	(50,256)
Private pension fund	(3,252)	(2,897)
Material	(11,518)	(13,636)
Raw material for production of electric energy	(90,111)	(93,843)
(-) Expense recuperation – fuel subvention	81,497	89,625
Third party services	(27,037)	(30,002)
Depreciation and amortization	(41,430)	(43,947)
Other expenses	(5,050)	(4,585)
	(144,035)	(149,541)
Gross operating result	(65,172)	(174,140)
Administrative expenses
General and administrative expenses	(29,091)	(28,108)
Result of service	(94,263)	(202,248)
Adjustment of recoverable assets	74,962	(92,771)
Other operating revenue and expense	1,299	581
Other operating revenue and expense	76,261	(92,190)
Financing revenues (expenses)
Financing revenues
Income from financial investments	1,371	5,625
Interest, penalty and monetary variation	899	1,855
	2,270	7,480
Expense revenue
Debt charges	(4,229)	(4,714)
Other financial expenses	(958)	(530)
	(5,187)	(5,244)
Loss for the period	(20,919)	(292,202)

 Marketletter – December 2009

Cash Flow for the period ended on December 31

(R$ thousand)

	2009	2008
Operating Activities
Net income (loss) for the period	(20,919)	(292,202)

Depreciation and amortization	41,994	44,549
Intangible amortization	1,393	1,406
Cost of discharge of permanent assets	2,709	25,975
Revenue from bonds and securities	(1,371)	(5,625)
Provision for credits of questionable liquidation	12	(605)
Monetary variation and interest - expenses	15,766	13,620
Adjustment of recoverable assets	(74,962)	92,771
	(14,459)	172,091
Variations:
(Increase) / decrease in bonds	27,530	65,508
(Increase) / decrease in receivables	(1,073)	(5,616)
(Increase) / decrease in stored equipment	(11,428)	(6,546)
(Increase) / decrease in refundable taxes	2,815	21,281
(Increase) / decrease in law suit deposits	594	(698)
(Increase) / decrease in other assets	843	6,082
(Increase) / decrease in suppliers	10,752	25,887
(Increase) / decrease in wages and social contributions	106	660
(Increase) / decrease in payable taxes	2,957	1,044
(Increase) / decrease in other liabilities	2,316	6,153
(Increase) / decrease in provisions for contingencies	3,195	(281)
(Increase) / decrease in actuarial liabilities	(3,014)	(3,628)
	35,593	109,846
Operating activities	215	(10,265)
			(208,344)	(555,638)
	Acquisition of property, plant and equipment asset

Acquisition of intangible asset	(139)	(247)
Investment Activities	(208,483)	(555,885)
Funds for capital increase	38,850	-
Incoming loans	191,796	566,327
	230,646	566,327
Total of cash effects	22,378	177
Initial cash balance (Availabilities and financial applications)	2,182	2,005
Final cash balance (Availabilities and financial applications)	22,378	177

 Marketletter – December 2009

                                                       R$ million

EBITDA		EBITDA Margin
2009	2008	2009	2008
(52.83)	(158.30)	(27.87%)	(89.84%)

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - MW	Energy generated - MWh		Beginning operation	End concession
			4th qrt/09	12 months/09
P. Médici (Candiota)	446	251,500	107,655.911	900,482.615	01/1974 04/1953 02/1968	07/07/2015
S. Jerônimo (Candiota)	20	12,600	14,166.713	44,700.468		07/07/2015
Nutepa (Candiota)	24	6,100	0.000	0.000		07/07/2015

Electric energy purchased for resale

	4th qrt/09		12 months/09
	R$ million	MWh	R$ million	MWh
Eletrobras System	4	165,319.000	29	738,463.000
Other	5	287,476.813	34	762,158.250
Total	9	452,795.813	63	1,500,621.250

Energy sold

Sale	4th qrt/09		12 months/09
	R$ million	MWh	R$ million	MWh
Through auction and initial contracts	55	546,655.71	212	2,136,371.10
Through free market agreements or bilateral contracts
Total	55	546,655.71	212	2,136,371.10

Fuel for production of electric energy

		4th qrt/09		12 months/09
Type	Metric unit	Quantity	R$ million	Quantity	R$ million
Coal	Ton	163,384.48	7,884,946.14	1,227,930.76	49,786,539.96
Fuel Oil	kg	4,610,286.45	4,722,556.61	24,512,088.45	21,434,417.95
Diesel	L	29,360.00	49,482.17	143,300.00	232,260.87
Transport service			4,067,325.09	0.00	18,123,378.66
ISS			117,295.99	0.00	526,737.83
ICMS			465.58	0.00	8,123.69
		4,803,030.93	16,842,071.58	25,883,319.21	90,111,458.96

Losses in generation – MW / %

4th qrt/09	12 months/09
4.61	4.82

Average tariff – R$/MWh

4th qrt/09	12 months/09
100.72	99.34

Main investments - R$ million

Project	4th qrt/09	12 months/09
Generation	103	325
Maintenance of electric energy generation system	2	11

Installation of Thermal Power Unit  Candiota III

	93	302

Adjustment for overhauling Presidente Médici Thermal Unit

	8	12

Loans and financing – R$ million

Creditor	12/31/09	Due data	Currency
Eletrobras – ECR 280/06 – 281M	479	20/12/2021	USD
Eletrobras – ECR 280/06 – 149M	258	20/06/2016	USD
Eletrobras – ECR 280/09A	982	20/12/2021	USD
Eletrobras – ECF 2763/09	4	11/2011	BRL
Eletrobras – ECF 2796/09	16	12/2011	BRL

 Marketletter – December 2009

Contract obligations on 12/31/09 – R$ million

Loans and Financing	2010	2011	2012	2013	2014	After 2014
	62	65	65	65	65	459

Number of employees – on 12/31/09

Employees	Directors	Attachés
565	3	10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over25	Total
177	16	31	8	272	61	565

Department	Number of employees
Field	433
Administrative	132

Complementary work force – on 12/31/09

Contracted	Quantity
Drivers	14
Security Services	138
Janitorial and receptionist services	70
Total	222

 Marketletter – December 2009

Balance Sheet for the period ended on December 31
(R$ thousand)

Assets	2009	2008 (reclassified)
Current Assets
Cash and banks	33,829	26,511
Return on investments	3,212	1,063
Fiscal assets to recover	1,107	6,521
Various credits	753	-
Other	280	119
	39,181	34,214
Non-current assets
Marketable securities	-	1
Use of transmission lines	-	2,130
	-	2,131
Investments	82,097	93,649
Property, plant and equipment
Furniture and utensils	199	188
(-) Accumulated depreciation	(149)	(140)
	50	48
Intangible	1	-
	82,148	95,828
TOTAL ASSETS	121,028	130,042

	2009	2008 (reclassifiec)
LIABILITIES AND STOCKHOLDERS EQUITY
CURRENT LIABILITIES
Shareholders remuneration	1,475	10,818
Payable accounts - Eletrobras	724	391
Tax obligations	145	182
Estimated obligations	12	17
Other	49	46
	2,405	11,454
NON-CURRENT LIABILITIES
Obligation with franting companies	-	1
	-	1
STOCKHOLDERS EQUITY
Social Capital	55,769	55,769
Income reserve	569	533
Advance Payment for Capital Increase	62,285	62,285
	118,623	118,587
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	121,028	130,042

 Marketletter – December 2009

Statement of Income for the period ended on December 31
(R$ thousand)

	2009	2008
Operating Revenues
Dividends	14,735	11,104
Interest on own capital	920	3,018
Equity participation	5,202	-
	20,857	14,122
Operating Expenses
Personnel/fees	2,615	1,944
Materials and Products	87	88
Traveling expenses, transportation, training	52	86
Third party services	447	390
Publicity	325	219
Taxes and contributions	538	967
Rent, Condominium Installments and Municipal Taxes	64	62
Other	74	62
	11,882	3,818
Operating Result BEFORE FINANCING RESULT	8,975	10,304
FINANCIAL REVENUES (EXPENSES)
Financing expenses	(438)	(1,952)
FINANCIAL RESULT	2,212	428
Other expenses	-	(12)
Income before income tax and social contribution	11,187	10,720
Income tax and social contribution	(136)	(56)
Net income for the period	11,051	10,664
Net income per share	R$ 1.06	R$ 1.03

 Marketletter – December 2009

In the closing date of this report, the financial statements of the electricity distribution companies were not completed.

 Marketletter – December 2009

Market Data

Electric energy purchased for resale

	4th qrt/09	12 months/09
MWh	167,435,79	613,026,78
R$ million	33.82	127.452

Energy sold

	4th qrt/09		12 months/09
Class	R$ million	MWh	R$ million	MWh
State utilities	5,511,459	23,049	21,427,996	83,354
Industrial	918,868	3,342	3,880,068	13,414
Residential	23,629,314	60,768	91,660,370	214,999
Commercial	9,466,111	27,426	37,194,910	99,338
Other	1,699,774	7,414	7,169,102	28,913
Total	41,225,526	121,998	161,332,446	440,018

Losses  - %

4th qrt/09		12 months/09
Technical	Commercial	Technical	Commercial
8.07	9.37	7.62	9.47

DEC- Duration of interruptions - in hours

4th qrt/09	12 months/09
0.29	8.80

FEC – Frequency of interruptions – Number of outages

4th qrt/09	12 months/09
0.63	20.93

TMA – Average response time – in minutes

4th qrt/09	12 months/09
47.21	46.11

Extension of distribution lines (km) – 12/31/09

km	Voltage (kV)
1,037.566	127V ou 220V
920.221	13.8kV
42.8	69kV

Average tariff – R$/MWh

4th qrt/09	12 months/09
288.96	365.94

Main Investments - R$ million

Project	4th qrt/09	12 months/09
Distribuition	2.81	6.99
Maintenance of energy distribution system	0.94	4.16
Maintenance of energy distribution and commercialization system	1.87	2.83
Others	1.55	3.24
Maintenance of assets and property	0.13	0.36
Maintenance of vehicles and machinery	1.42	2.88
Total	4.36	10.23

Loans and Financing – R$ million

Creditor	Balance on 12/31/09	Date Due	Currency
Eletrobras – RES 0676/03	8.70	04.30.2015	R$
Eletrobras – ECF 1554/97	7.73	04.30.2015	R$
Eletrobras – RES 0898/03	1.77	05.30.2015	R$
Eletrobras – RES 2516/05	0.31	10.30.2014	R$
Eletrobras – RES 2554/05	0.24	10.30.2014	R$
Eletronorte	28.01	11.30.2013	R$

 Marketletter – December 2009

Contract obligations on 12/31/09 – R$ million

Loans and Financing	2009	2010	2011	2012	2013	2014	After 2014
Eletrobras	2.53	2.78	3.06	3.37	3.71	3.31	18.75
Eletronorte	6.15	6.79	7.50	7.57	-	-	28.01

Energy Purchase Agreement	2009	2010	2011	2012	2013	2014	2015 to 2018
MWh	577,380	612,020	645,979	737,715	774,327	806,008	3,541,831
R$ million	120.70	140.74	163.4	205.26	237.90	271.37	1,528.42

Default – more than  120 days – on 12/31/09

Class	R$ million
Industrial	0.06
Residential	1.59
Commercial	0.46
Other	50.75
Total	52.86

Number of employees – on 12/31/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
109	83	3	3	71	25	294

Department	Number of employees
Field	153
Administrative	141

Complementary work force – 12/31/09

Other
4

 Marketletter – December 2009

Market Data

Energy generated

Plant	Installed	Energy generated – MWh		Beginning operation	End concession
	Capacity - MVA	4th qrt/09	2009
PARINTINS	25.8	23,095	82,655	12/23/1965	Undefined
ITACOATIARA	34.3	15,056	59,693	09/03/1966	Undefined
MANACAPURU	17.7	22,687	86,842	01/28/1967	Undefined
BARREIRINHA	3.7	2,158	7,463	06/13/1967	Undefined
COARI	21.6	15,229	60,967	09/29/1967	Undefined
MAUÉS	11.0	7,866	27,800	12/13/1967	Undefined
HUMAITÁ	8.9	8,353	33,710	07/22/2968	Undefined
URUCARÁ	5.5	2,713	9,811	06/17/1968	Undefined
BENJAMIN CONSTANT	7.3	4,060	15,673	08/25/1968	Undefined
TEFÉ	19.2	14,161	52,827	08/30/1968	Undefined
MANICORÉ	6.5	5,137	20,109	05/15/1969	Undefined
AUTAZES	3.6	4,432	15,060	06/20/1969	Undefined
CODAJÁS	6.7	3,789	14,445	09/19/1969	Undefined
EIRUNEPÉ	10.0	4,263	16,743	09/26/1969	Undefined
NOVA OLINDA DO NORTE	5.9	4,107	15,260	10/15/1969	Undefined
ATALAIA DO NORTE	1.5	1,109	4,421	03/04/1970	Undefined
BARCELOS	4.8	3,153	12,000	07/21/1970	Undefined
LÁBREA	6.9	5,137	19,228	08/17/1970	Undefined
SÃO PAULO DE OLIVENÇA	3.7	1,986	7,453	01/05/1971	Undefined
SANTO ANTÔNIO DO IÇÁ	3.1	2,504	9,379	01/06/1971	Undefined
CARAUARI	6.4	3,991	15,285	01/071971	Undefined
FONTE BOA	4.4	3,390	12,212	01/07/1971	Undefined
BOCA DO ACRE	7.9	5,773	22,873	02/22/1971	Undefined
SÃO GABRIEL DA CACHOEIRA	10.8	6,509	24,227	03/11/1971	Undefined
ITAPIRANGA	3.1	1,658	5,970	12/10/1971	Undefined
ANORI	4.3	2,452	8,632	13/10/1971	Undefined
SILVES	2.6	1,073	3,855	10/13/1971	Undefined
AUGUSTO MONTENEGRO	0.4	108	382	10/13/1971	Undefined
NHAMUNDÁ	2.5	2,015	7,184	11/06/1971	Undefined
TABATINGA	15.3	11,575	43,853	11/06/1971	Undefined
NOVO ARIPUANÃ	5.3	3,146	12,170	06/01/1972	Undefined
BORBA	7.0	3,864	14,390	05/01/1972	Undefined
SANTA ISABEL DO RIO NEGRO	2.2	1,431	5,396	10/26/1972	Undefined
JUTAÍ	3.2	2,303	8,538	05/01/1972	Undefined
NOVO AIRÃO	4.0	2,552	9,426	07/08/1973	Undefined
IPIXUNA	2.7	1,140	4,295	07/25/1973	Undefined
ENVIRA	3.9	1,663	6,648	08/31/1973	Undefined
CUCUÍ	0.6	186	729	10/15/1973	Undefined
JAPURÁ	0.2	72	278	10/25/1973	Undefined
MARAÃ	2.3	1,415	5,275	10/25/1973	Undefined
JURUÁ	2.0	924	3,467	10/23/1973	Undefined
TAPAUÁ	3.8	2,431	8,955	12/15/1973	Undefined
CANUTAMA	2.1	1,238	4,658	12/18/1973	Undefined
PAUINI	2.4	1,411	5,147	09/09/1974	Undefined
CAREIRO	2.1	1,916	6,753	09/11/1974	Undefined
AMATURÁ	1.0	897	3,093	11/04/1974	Undefined
ESTIRÃO DO EQUADOR	0.4	120	447	12/20/1974	Undefined
PALMEIRAS	0.4	95	367	12/23/1974	Undefined
IPIRANGA	0.4	132	493	01/01/1975	Undefined
VILA BITTENCOURT	0.4	163	631	12/24/1975	Undefined
IAUARETÊ	0.9	320	1,227	04/01/1975	Undefined
SÃO SEBASTIÃO DO UATUMÃ	2.3	1,453	5,403	04/01/1975	Undefined
TONANTINS	2.4	1,703	6,389	04/01/1975	Undefined
ALVARÃES	2.2	1,430	5,509	05/05/1975	Undefined
BERURI	2.2	1,965	7,608	12/24/1975	Undefined
CAAPIRANGA	1.8	1,143	4,218	01/20/1975	Undefined
UARINI	2.0	1,286	4,852	02/04/1976	Undefined
URUCURITUBA	4.0	1,665	5,823	01/20/1975	Undefined
PEDRAS	0.6	245	822	08/15/12976	Undefined
ANAMÃ	1.7	1,126	3,679	01/01/1976	Undefined
ITAMARATI	2.2	850	3,399	02/20/1976	Undefined
CASTANHO	12.1	7,817	27,269	12/20/1979	Undefined
RIO PRETO DA EVA	2.4	3,604	12,261	06/10/2004	Undefined
LIMOEIRO	2.1	768	2,862	11/12/1982	Undefined
BOA VISTA DO RAMOS	3.0	1,722	6,107	03/11/1986	Undefined
MANAQUIRI	1.8	1,738	6,501	06/19/1984	Undefined
CAVIANA	0.4	176	675	07/14/1986	Undefined
CAMPINAS	0.4	140	550	07/15/1986	Undefined
CAIAMBÉ	0.5	287	1,173	08/02/1976	Undefined
MURITUBA	0.2	67	279	08/04/1986	Undefined
APUÍ	5.4	3,378	12,521	09/25/1986	Undefined
MOCAMBO	0.9	242	897	03/06/1’987	Undefined
BELÉM DO SOLIMÕES	0.7	270	1,075	03/12/1987	Undefined
ITAPEAÇÚ	0.9	259	1095	03/06/1987	Undefined
CABORÍ	0.8	274	850	09/02/1992	Undefined
CAMETÁ	0.6	263	952	09/28/1992	Undefined
SACAMBÚ	0.4	153	626	12/23/1992	Undefined
NOVO REMANSO	1.7	1,692	5,919	08/16/1998	Undefined
TUIUÉ	0.7	176	628	09/05/1998	Undefined
JACARÉ	0.4	192	741	08/23/1998	Undefined
NOVO CÉU	0.9	523	2,319	08/26/1998	Undefined
ZÉ AÇÚ	0.2	77	283	09/24/1998	Undefined
VILA AMAZÔNIA	0.7	254	914	09/24/1998	Undefined
AXINIM	0.4	257	923	10/01/1998	Undefined
VILA URUCURITUBA	0.4	121	489	05/15/1999	Undefined
ARARA	0.2	122	488	04/14/2000	Undefined
FEIJOAL	0.7	218	772	02/18/2000	Undefined
LINDOIA	0.5	496	1,704	07/01/2000	Undefined
MOURA	0.7	116	487	04/14/2004	Undefined
BETÂNIA	0.2	173	690	07/17/2006	Undefined
VILA DE MATUPÍ	0.9	714	2,682	08/10/2006	Undefined
SANTA RITA WELL	0.9	243	964	11/26/2006	Undefined
PARAUÁ	0.3	160	579	09/13/2003	Undefined
UHE Balbina	250.0	280,803	1,593,775	01/1989	01/03/2027
UTE Aparecida	192.0	99,596	339,047	02/1984	Undefined
UTE Mauá	467.6	630,453	1,846,011	04/1973	Undefined
UTE Electron(*)	120.0	12,193	12,193	06/2005	Undefined
UT CO**	17.6	6,888	22,492	08/13/2008	Undefined
UT AS**	41.6	20,841	62,943	02/11/2008	Undefined
UT FO**	14.4	110,670	318,756	08/16/2008	Undefined
Total	1,478.5	1,417,960	5,157,591
 * Unit belongs to Eletronorte.

 Marketletter – December 2009

Electric energy purchased for resale

	4th qrt/09	12 months/09
MWh	661,200	2,452,366
R$ million	76	454

Energy sold

	4th qrt/09		12 months/09
Distribution	R$ million	MWh	R$ million	MWh
Residencial	125.2	336,987	444.4	1,197,666
Industrial	129.6	416,838	500.7	1,480,762
Commercial	98	241,408	357.5	854,978
Rural	2.8	10,153	9	35,342
Public Authority	45.8	118,682	161.6	406,402
Public Ilumination	6.8	28,154	25	112,091
Public Service	13.6	50,701	54.7	186,474
Total	421.8	1,202,923	1,552.90	4,273,715

Fuel for production of electric energy (*)

		4th qrt/09		12 months/09
Type	Metric unit	Quantity	R$ million	Quantity	R$ million
OÓil	Thousands liters	414,870	567	1,450,767	1,692

Losses  - %

4th qrt/09		12 months/09
Technical	Commercial	Technical	Commercial
1.37	40.84	1.92	40.78

Extension of transmission line – 12/31/09

Item	Line	Tension level Kv	Extension Km	Structure quantity	Condustor width (MCM)	Date of energization	Obs.
1	MNSJ-LT4-01	69.0	7.337	66	477	4-feb-01	Energized in 1983
2	MNMU-LT4-01	69.0	11.932	101	477	13-oct-91	Energized in 1977
3	MNDI-LT4-01	69.0	4.684	48	477	13-oct-91	Energized in 1977
4	MNDI-LT4-02	69.0	4.684	48	477	11-noy-06
5	MNVO-LT4-01	69.0	1.160	10	477	13-oct-91
6	MNVO-LT4-02	69.0	1.160	10	477	13-oct-91
7	MNCC-LT4-01	69.0	5.796	76	477	26-jul-92
8	MNSG-LT4-01	69.0	6.418	78	477	28-sep-97
9	MNSG-LT4-02	69.0	7.230	89	477	12-oct-97
10	MNFL-LT4-01	69.0	4.438	38	477	11-feb-89	Energized in 1977
11	MNFL-LT4-02	69.0	4.494	35	477	18-noy-01	Energized in 1977
12	MNFL-LT4-03	69.0	4.842	52	954	2-dec-07
13	MNCD-LT4-01	69.0	7.463	59	477	1-jan-96
14	MNSO-LT4-01	69.0	9.516	88	477	19-mar-05
15	FLRE-LT4-01	69.0	1.469	14	477	30-noy-08
16	REPN-LT4-01	69.0	4.515	33	477	30-noy-08
17	FLPN-LT4-01	69.0	5.953	46	477	2-dec-07
19	ADPN-LT4-01	69.0	8.610	78	477	15-jul-83	Águas do Amazonas
20	ADSG-LT4-01	69.0	3.788	48	477	2-feb-97
21	ADCC-LT4-01	69.0	3.994	47	954	23-mar-05
22	ADEP-LI4-01	69.0	0.153	6	954	23-noy-99	EL PASO D
23	MUDI-LT4-01	69.0	7.637	60	477	30-apr-77	Energized in 1977
24	MUDI-LT4-02	69.0	5.541	59	954	12-apr-99	WARTSILA
25	MUDD-LT4-01	69.0	4.122	31	477	29-noy-97
26	MUDD-LT4-02	69.0	4.107	33	477	7-mar-04
27	MUCC-LT4-01	69.0	9.388	79	954	6-feb-05
28	MUCD-LT4-01	69.0	17.194	156	954	20-aug-06
29	MUMG-LT4-01	69.0	0.533	7	954	22-feb-04
30	MUEP-LI4-01	69.0	0.200	5	477	7-mar-04	EL PASO A
31	MGSJ-LT4-01	69.0	8.882	84	477	9-mar-04
32	MGCE-LI4-01	69.0	6.058	103	477	9-jul-04
33	MUMG-LT4-02	69.0	0.226	1	954	29-feb-04	MG
34	ETMU-LT4-01	69.0	0.358	6	477	1-jan-81
35	DICE-LT4-01	69.0	2.065	73	477	17-mar-96	Energized in 1982
36	DDCC-LT4-01	69.0	7.422	84	477	29-noy-97
37	SGCC-LT4-01	69.0	3.980	55	477	2-feb-97
38	SOSV-LT4-01	69.0	5.326	53	477	19-mar-05	SIVAM
39	PSIB-LI4-01	69.0	18.043	77	477	17-jun-06	Iranduba

 Marketletter – December 2009

Independent Power Producers - IPP

Item	Line	Tension level Kv	Extension Km	Structure quantity	Condustor width (MCM)	Date of energization	Obs.
1	JASO-LI4-01	69.0	5.723	68	954	19-mar-06	Jaraqui - BREITENER
2	TADD-LI4-01	69.0	3.772	41	954	3-dec-05	Tambaqui - BREITENER
3	MACD-LI4-01	69.0	13.701	140	954	5-sep-06	MANAUARA
4	GEPN-LI4-01	69.0	1.873	21	954	30-nov-07	PIE GERA

Transmission System – Systems Control of Amazonas TL’s

Transmission Lines 230 KV
Item	Line	Tension level Kv	Extension Km	Structure quantity	Condustor width (MCM)	Date of energization	Obs.
1	BACR-LT6-01	230.0	158.513	345	636	6-nov-06	Cristiano Rocha
2	MNCR-LT6-01	230.0	22.704	60	636	6-nov-06	Cristiano Rocha
3	RTFG-LI6-01	230.0	0.124	1	636	13-sep-98	Presidente Figueiredo
4	BAMN-LT6-02	230.0	180.344	400	636	9-may-89
5	BABA-LT6-01	230.0	0.590	3	636	20-feb-89	SU/ BA - UHB
6	BABA-LT6-02	230.0	0.635	3	636	15-mar-89	SU/ BA - UHB
7	BABA-LT6-03	230.0	0.635	3	636	24-apr-89	SU/ BA - UHB
8	BABA-LT6-04	230.0	0.680	3	636	13-sep-89	SU/ BA - UHB
9	BABA-LT6-05	230.0	0.680	3	636	24-jul-89	SU/ BA - UHB

Transmission Lines – Special Consumers

Item	Line	Tension level Kv	Extension Km	Structure quantity	Condustor width (MCM)	Date of energization	Obs.
1	FLAB-LI4-01	69.0	0.161	4	477	16-mar-03	AMBEV
2	RSPK-LI4-01	69.0	0.040	1	477	24-feb-04	PLASTIPAK
3	RSVT-LI4-01	69.0	0.573	6	477	17-mar-96	VAT
4	RSMH-LI4-01	69.0	0.040	0	477	27-jan-82	MOTO-HONDA
5	RSEK-LI4-01	69.0	0.025	1	477	3-nov-96	ENGEPAK
6	RSGL-LI4-01	69.0	0.313	5	477	3-nov-96	GILLETTE
7	RSRF-LI4-01	69.0	1.883	14	477	29-dec-96	REMAN
8	RSBR-LI4-01	69.0	0.050	1	477	14-sep-06	MULTIBRÁS
9	RSVD-LI4-01	69.0	0.020	1	477	21-dec-97	VIDEOLAR
10	RSSZ-LI4-01	69.0	0.280	1	477	9-jun-04	SAMSUNG
11	RSTO-LI4-01	69.0	0.046	2	477	12-sep-99	BIC/TECNOCÉRIO
12	RSWH-LI4-01	69.0	0.039	1	477	9-jul-04	WHITE MARTINS
13	RSIT-LI4-01	69.0	4.339	28	477	5-may-84	ITAUTINGA
14	RSLG-LI4-01	69.0	0.167	2	477	8-sep-02	LG
15	RSMS-LI4-01	69.0	0.298	13	477	15-nov-03	MICROSERVICE
16	RSYM-LI4-01	69.0	1.565	15	477	16-may-04	YAMAHA
17	RSPZ-LI4-01	69.0	0.768	6	477	11-jul-04	COMPAZ
18	RSWA-LI4-01	69.0	0.596	5	477	31-dec-05	SHOWA
19	RSVF-LI4-01	69.0	0.040	0	477	12-mar-06	VALFILM
20	RSPA-LI4-01	69.0	0.045	0	336.4	4-may-06	PASTORE
21	RSSM-LI4-01	69.0	0.226	3	477	27-mar-09	MANAUARA SHOPPING
22	RSPC-LI4-01	69.0	0.040	1	477	3-jan-10	PCE

 Marketletter – December 2009

Transmission Lines – Total extensions

Extension LT 69 Kv (non inclusive of IPP’s and special constructions)	210,718 Km
Extension LT 69 Kv (included of IPP’s and special constructions)	247,341 Km
Extension LT 69 Kv – PIE	25,069 Km
Extension LT 69 Kv – Special consumers	11,554 Km
Extension LT 230 Kv	364,905 Km

Transmission Lines – Total structures

Nº of structures 69 Kv	1,706 structures
Nº of structures 69 Kv - PIE	270 structures
Nº of structures 69 Kv – Special consumers	110 structures
Nº of structures 230 Kv	410 structures
Nº of structures 230 Kv - PIE	3 structures

DEC- Duration of interruptions - in hours

Capital

4th qrt/09	12 months/09
17.38	51.76

Interior

4th qrt/09	12 months/09
29.99	102.04

Global – Manaus Energia (capital and interior)

4th qrt/09	12 months/09
21.72	68.80

FEC – Frequency of interruptions – Number of outages

Capital

4th qrt/09	12 months/09
9.31	31.16

Interior

4th qrt/09	12 months/09
30.88	104.36

Global – Manaus Energia (capital and interior)

4th qrt/09	12 months/09
16.74	55.96

TMA – Average response time – in minutes

Capital

4th qrt/09	12 months/09
231.76	166.53

Interior

4th qrt/09	12 months/09
195.64	124.19

Global – Manaus Energia (capital and interior)

4th qrt/09	12 months/09
222.62	155.77

Average tariff – R$/MWh

4th qrt/09	12 months/09
289.52	296.86

 Marketletter – December 2009

Main investments - R$ million

Project	4th qrt/09	12 months/09
Distribution	104.4	238.3
Generation	40.7	56.9
Others	9.3	16.2
Total	154.4	311.4

Loans and Financing – R$ million

Creditor	12/31/09	Due date	Currency
Eletrobras	363	03/2019	REAL

Contract obligations - 31/12/2009– R$ million

Loans and Financing	2010	2011	2012	2013	2014	Após 2014
	92	93	72	32	18	56

Energy Purchase Agreement

	2009	2010	2011	2012	2013	2014
MWh	2,412,929.85	2,867,658.85	2,867,658.85	2,889,784.15	2,893,450.91	2,908,322.22
R$	936,780,807.77	927,176,625.94	1,013,953,833.76	1,063,932,345.26	1,112,247,328.18	1,168,070,893.48

Default – more than  120 days – on 12/31/09 – R$ million

Class	Total
Industrial	63,020,529
Residencial	108,920,118
Commercial	33,967,838
Other	40,633,324
Total	246,541,809

Number of employees – 12/31/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
930	73	307	311	404	277	2,302

Department	Number of employees
Field	1,931
Administrative	371

Complementary work force – 12/31/09

Contracted	Other
1,813	19

 Marketletter – December 2009

Market Data

Energy generated

Plant	Installed Capacity - MW	Energy generated - MWh		Beginning operation	End concession
		4th qrt/09	12 months/09
Rio Vermelho – Hidráulica	3.20	-	0	13,346	01/1987

Electric energy purchased for resale

	4th qrt/09	12 months/09
Eletrobras System
MWh	589,571	2,133,235
R$ million	57.1	225
Other
MWh	156,035	653,602
R$ million	26.29	117.86

Energy sold

	4th qrt/09		12 months/09
Distribution	R$ million	MWh	R$ million	MWh
State utilities	9.8	33,389	38.38	130,219
Industrial	33.8	92,293	115.61	320,707
Residential	87.45	183,426	327.67	685,006
Commercial	54.12	116,031	198.06	426,766
Other	35.81	94,873	128.89	344,215
	(0.32)	-	6.66	-
Total	220.66	520,012	815.27	1,906,913

Fuel for production of electric energy

		4th qrt/09		12 months/09
Type	Metric unit	Quantity	R$ million	Quantity	R$ million
Diesel	m3	15,848	15.35	63,780	108.94

Losses  - %

4th qrt/09	12 months/09
29.90	31.54

DEC- Duration of interruptions - in hours

4th qrt/09	12 months/09
10.06	37.30

FEC – Frequency of interruptions – Number of outages

4th qrt/09	12 months/09
10.89	44.43

TMA – Average response time – in minutes

4th qrt/09	12 months/09
136.99	92.46

Extension of distribution lines (km) – 12/31/09

Voltage (kV)

138kv	69kv	34.5kv	13.8kv Urb.	13.8kv Rural	Total
350	185	528	9,010	26,934	37,007

Average tariff – R$/MWh

4th qrt/09	12 months/09
354.71	352.89

Main investments - R$ million

Project	4th qrt/09	12 months/09
Maintenance of the distribution system	6.43	16.05
Maintenance of transmission system	(0.02)	0.95
Expansion of the Distribution System	0.96	6.72
Isolated system - energy	0.11	1.00
Modernization – Distribution and Comercialization System	1.93	5.17
Citizens’ Energy – Light for All	9.6	29.97
Expansion of the Transmission System	113.38	117.62
Infrastructure and suport	3.15	4.63
Stored material	2.45	2.45
Total	137.99	184.56

 Marketletter – December 2009

Loans and Financing – R$ million

Creditor	Balance on 12/31/09	Due date	Currency
Eletrobras	98.86	2025	Real

Contract obligations on 12/31/09 – R$ million

Loans and Financing	2010	2011	2012	2013	2014	After 2014
	0.00	15.62	15.40	15.38	11.12	41.34

Energy Purchase Agreement	2010	2011	2012	2013	2014	After 2014
MWh	3,158,560	3,412,597	3,650,695	3,801,435	3,997,435	23,052,053
R$ million	423.15	457.19	489.08	509.28	535.54	3,088.28

Default – more than  90 days – on 12/31/09

Class	R$ million
Industrial	6.12
Residential	3.25
Commercial	3.37
Other	70.02
Total	82.76

Number of employees – 12/31/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
266	2	37	60	262	117	744

Department	Number of employees
Field	374
Administrative	370

Complementary work force – 12/31/09

Contracted	Other (*)
1,180	6

(*) Employees from others companies of  theEletrobras System

 Marketletter – December  2009

Market Data

Electric energy purchased for resale

	4th qrt/09	12 months/09
MWh	226,542	839,320
Eletrobras System	182,811	695,618
Other	43,731	143,702
R$ milhões	27.6	104.6
Eletrobras System	21.5	79.8
Other	6.1	24.8

Energy sold

	4th qrt/09		12 months/09
Distribution	R$ million	MWh	R$ million	MWh
State utilities	12.1	36,844	45.2	138,124
Industrial	3.3	9,384	12.1	33,013
Residential	25.8	75,736	93.1	272,038
Commercial	13.3	36,132	48.6	130,740
Other	2.4	13,069	9.0	49,123
Total	57.0	171,166	208.0	623,038

Fuel for production of electric energy

		4th qrt/09		12 months/09
Type	Metric unit	Quantity	R$ million	Quantity	R$ million
Diesel	Litres	8,819,187	21.8	36,888,550	83.7

Losses  - %

4th qrt/09		12 months/09
Technical	Commercial	Technical	Commercial
12.71	12.13	12.71	13.49

DEC- Duration of interruptions - in hours

4th qrt/09	12 months/09
4.50	44.04

FEC – Frequency of interruptions – Number of outages

4th qrt/09	12 months/09
3.82	40.59

TMA – Average response time – in minutes

4th qrt/09	12 months/09
663.78	294.94

Extension of distribution lines (km)

Tension

AT+BT urban	AT+BT rural
1,795.165	11,832.068

Average tariff – R$/MWh

4th qrt/09	12 months/09
340.00	341.34

Main investments - R$ million

Project	4th qrt/09	12 months/09
Distribution	18,587	57,414
Installation of urban distribution system	2,011	5,427
Luz para todos (Light for All)	15,614	49,223
Maintenance of energy distribution system	962	2,763
Maintenance of isolated system	-	-
Other	-	176,282
Maintenance of assets and property	3	3
Maintenance of vehicles and machinery	144	396
Maintenance of info assets	1,412	2,535
Total	20,146	236,629

 Marketletter – December  2009

Loans and Financing – R$ million

Creditor	Balance on 12/31/09	Due date	Currency
Eletrobras	41.6	As of 2010	R$

Loans and	2010	2011	2012	2013	2014	After 2014
Financing	10.5	8.5	6.5	4.3	4.1	7.5

Energy Purchase Agreement	2009	2010	2011	2012	2013	2014	After 2014
MWh	853,763	917,745	983,192	1,049,375	1,118,178	1,184,898	5,364,491
R$ million	108.00	114.40	114.45	122.16	130.17	137.93	624.48

Default – more than  120 days – on 12/31/09

Class	R$ million
Industrial	0.68
Residential	6.87
Commercial	2.79
Other	28.37
Total	38.71

Number of employees – 12/31/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	Over 25	Total
100	2	0	17	61	92	272

Department	Number of employees
Field	114
Administrative	158

Complementary work force – 12/31/09

Contracted	Other (*)
560	03

(*) Employees from others companies of the Eletrobras System

 Marketletter – December  2009

Market Data

Electric energy purchased for resale

	4th qrt/09	12 months/09
MWh
Eletrobras	593,099	2,234,797
Other	355,754	1,306,841
R$ million
Eletrobras	42	156
Other	33	117

Energy sold

	4th qrt/09		12 months/09
Distribution	R$ million	MWh	R$ million	MWh
Residential	55	218,657	279	853,067
Industrial	18	92,195	77	353,865
Commercial	42	127,715	177	487,051
Rural	11	60,428	26	167,200
Government	9	31,627	39	122,397
Public illumination	6	34,167	27	135,147
Public service	8	42,923	34	166,593
Total	149	607,712	659	2,285,320

Losses  - %

4th qrt/09		12 months/09
Technical	Commercial	Technical	Commercial
8.70	22.59	8.80	22.54

DEC- Duration of interruptions - in hours

4th qrt/09	12 months/09
5.4596	20.7922

FEC – Frequency of interruptions – Number of outages

4th qrt/09	12 months/09
4.1947	15.662

TMA – Average response time – in minutes

4th qrt/09	12 months/09
118	118

Average tariff – R$/MWh

4th qrt/09	12 months/09
241.33	279.62

Main investments - R$ million

Project	4th qrt/09	12 months/09
Distribution
Citizen energy	47	81
Northeastern region energy	15	47
Other	4	5
Total	66	133

Loans and Financing – R$ million

Creditor	Balance on 12/31/09	Due date	Currency
Eletrobras	117	2019	REAL
Faceal	33	2015	REAL
BMB	1	2010	REAL
BNDES	1	2013	REAL
BIC Bank	2	2010	REAL
Lloyds Bank	1	2024	DÓLAR

 Marketletter – December  2009

Contract obligations on 12/31/09 – R$ million

Loans and Financing	2010	2011	2012	2013	2014	After 2014
Local currency	30	30	28	23	11	25
Foreign currency	-	-	-	-	-	1

Energy Purchase Agreement	2009	2010	2011	2012	2013	2014	After 2014
MWh	3,468,003	3,630,451	3,669,372	3,853,249	3,929,289	3,992,034	7,632,000
Average tariff	79.88	81.31	82.09	83.63	84.44	88.66	88.66
R$ million	282,024	295,199	301,215	322,257	331,789	353,934	676,653

Default – more than 90 days – on 12/31/09

Class	R$ million
Residential	9
Industrial	52
Commercial	14
Rural	24
Government	9
Public ilumination	13
Other	3
Total	124

Number of employees – 12/31/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
459	-	-	111	222	464	1,256

Department	Number of employees
Field	736
Administrative	520

Complementary work force – 12/31/09

Contracted	Other
508	7

 Marketletter – December 2009

Market Data

Electric energy purchased for resale

	Eletrobras System		Other Supliers		T O T A L
	4º/2009	2009	4º/2009	2009	4º/2009	2009
MWh	573.904	2.064.855	345.911	1256528	919.815	3.321.383
R$ million	45,451	159,165	27,285	102,407	72,736	261,572

Energy sold

	4th qrt/09		12 months/09
Distribution	R$ million	MWh	R$ million	MWh
State utilities	26,418	104.294	138,698	385.875
Industrial	13,965	66.377	72,465	231.367
Residential	85,201	233.358	408,718	807.695
Commercial	35,188	109.747	183,542	388.716
Other	6,191	28.320	30,354	82.974
Total	166,963	542.096	833,777	1.896.627

Losses  - %

4th qrt/09		12 months/09
Technique	Commercial	Technique	Commercial
13.2	21.7	13.6	21.87

DEC- Duration of interruptions - in hours

4th qrt/09	12 months/09
10.93	43.5

FEC – Frequency of interruptions – Number of outages

4th qrt/09	12 months/09
8.23	32.16

TMA – Average response time – in minutes

4th qrt/09	12 months/09
195	173

Extension of transmission lines (km) – 12/31/09

Voltage (kV)

13.8	34.5	69.0
141.0	2,345.9	2,274.0

Extension of distribution lines (km) – 12/31/09

AT + BT urban	AT + BT rural
12.647	33.080

Average tariff – R$/MWh

4th qrt/09	12 months/09
308.00	319.50

Main Investments

Project	R$ million
Transmission	10.6
Light for all	32.6
Distribution	17.3
Other	2.9
Total	63.4

 Marketletter – December 2009

Loans and Financing – R$ million

Creditor	Balance on 12/31/09	Due date	Currency
ELETROBRAS	315,331	2017	RGR/FINEL
B BRASIL/ROL	3,845	2014	IGPM
BB-MORGAN	8,113	2024	DÓLAR
CHESF	96,884		IGPM

Contract obligations on 12/31/09

Loans and Financing– R$ million	2010	2011	2012	2013	2014	After 2014
	66,169	35,740	53,615	71,486	89,357	107,446

Energy Purcahse Agreement	2009	2010	2011	2012	2013	2014	After 2014
MWh	3,321,383	3,570,488	4,037,792	4,620,949	3,258,182	2,727,468	36,973,795
R$	256,253,656.36	287,640,359.85	347,831,591.43	468,605,624.29	416,558,586.43	351,434,306.13	4,764,073,442.88

Default – more than  120 days – on 12/31/09

Class	R$ million
Industrial	26,391
Residential	9,641
Commercial	15,392
Other	117,005
Total	168,429

Number of employees – 12/31/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
291	0	1	17	337	704	1,350

Department	Number of employees
Field	689
Administrative	661

Complementary work force – 12/31/09

Contracted	Other
1.122	6

 (*) Employees from others companies of the Eletrobras System

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2010

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.